809085

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE [redacted]L

02032370

REGISTRANT'S NAME Prudential Corp PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 3 0 2002
THOMSON FINANCIAL

FILE NO. 82- ~~1471~~ 1477 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 4-22-02

PRUDENTIAL PLC

ANNUAL REPORT 2001

82-1471

Prudential Corp PLC

PRUDENTIAL

egg Individual Money Matters

Jackson National Life Insurance Company

PRUDENTIAL
英国保诚集团

EGG PLC

Launched by Prudential in October 1998, Egg is the UK's leading e-commerce financial services brand, and will be extending its reach into France and Germany in 2002.

- Prudential completed an Initial Public Offering of just over a 20 per cent share of Egg in June 2000.
- Egg plc provides banking, insurance, investments, mortgages and a shopping portal through its internet site and other distribution channels.
- Egg plc has more than two million customers and employs some 2,200 staff mostly based at its call centres in Derby and Dudley.

www.egg.com

JACKSON NATIONAL LIFE (JNL)

JNL was acquired by Prudential in 1986. Today, it is one of the top 20 life insurance companies in the US in terms of total assets, and has more than 1.5 million policies and contracts in force.

- JNL is a leading provider of fixed, indexed and variable annuities, term and permanent life insurance, and stable value products.
- Headquartered in Lansing, Michigan, and employing 2,400 people, JNL markets its products in 50 states through independent agents, broker-dealers and financial institutions (in New York as Jackson National Life Insurance Company of New York).
- JNL's investment portfolio is managed by PPM America Inc., which manages some US$57 billion of US assets.

www.jnl.com

PRUDENTIAL CORPORATION ASIA (PCA)

Prudential began its first Asian operations in India in 1923. Today, it is Europe's leading life insurance company in Asia, employing around 5,000 staff and serving more than 2.2 million customers.

- PCA has operations in 12 countries: China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand and Vietnam.

  These include joint ventures with some of the region's leading players, including:

  - Bank of China International for Mandatory Provident Fund business in Hong Kong;
  - ICICI Ltd (India) for both life insurance and mutual funds; and
  - China International Trust and Investment Corporation (CITIC) for life insurance.
- PCA's distribution is predominantly through some 60,000 agents, but also through a growing number of other distribution channels including its successful bancassurance relationship with Standard Chartered Bank (SCB).
- PCA offers a comprehensive range of savings, protection and investment products.

www.prudentialasia.com

PRUDENTIAL

PRUDENTIAL'S UK & EUROPEAN INSURANCE OPERATIONS

Prudential is a leading life and pensions provider in the UK.

- Prudential's UK Insurance Operations provide a range of financial products and services including annuities, corporate and individual pensions, with-profits bonds and investment products to more than seven million customers.
- Its products are distributed through a number of channels including direct to customers (telephone, internet and mail), through intermediaries including Independent Financial Advisers and consulting actuaries, through the workplace to its corporate pensions customers and via affinities and banks.
- The business currently employs some 8,000 staff located in offices in Stirling, Reading, Belfast and London.

Prudential Europe was formed in 1999 to spearhead Prudential's expansion into continental Europe. Its operations encompass both the manufacture and distribution of Prudential branded products in France and Germany.

- Prudential offers single premium savings products in France, as well as critical illness cover and mutual funds in Germany.
- Its products are sold through local distribution partners.
- Prudential Europe employs some 620 staff at its offices in Dublin, Frankfurt and Paris.

www.pru.co.uk
www.prudential.fr
www.prudential.de

M&G INVESTMENTS

M&G

Founded in 1931, M&G was acquired by Prudential in 1999 and is the Group's UK and European fund manager with over £120 billion of funds under management, including £80 billion managed on behalf of the Prudential Assurance Company's and Scottish Amicable's long-term funds.

- M&G's retail investment products include unit trusts, PEPs (Personal Equity Plans), ISAs (Individual Savings Accounts), OEICs (Open Ended Investment Companies) and investment trusts. Its institutional business focuses on segregated fixed interest and pooled pension funds.
- M&G employs some 1,300 staff and services more than 906,000 unit holder accounts.
- Prudential Property Investment Managers, the largest institutional property investor in the UK, and PPM Ventures, a private equity investment business, are also part of the M&G group.

www.mandg.co.uk

PRUDENTIAL PLC, THROUGH ITS BUSINESSES IN EUROPE, THE US AND ASIA, PROVIDES RETAIL FINANCIAL PRODUCTS AND SERVICES AND FUND MANAGEMENT TO MANY MILLIONS OF CUSTOMERS WORLDWIDE.

OUR COMMITMENT TO THE SHAREHOLDERS WHO OWN PRUDENTIAL IS TO MAXIMISE THE VALUE OVER TIME OF THEIR INVESTMENT. WE DO THIS BY INVESTING FOR THE LONG TERM TO DEVELOP AND BRING OUT THE BEST IN OUR PEOPLE AND OUR BUSINESSES TO PRODUCE SUPERIOR PRODUCTS AND SERVICES, AND HENCE SUPERIOR FINANCIAL RETURNS. OUR AIM IS TO DELIVER TOP QUARTILE PERFORMANCE AMONG OUR INTERNATIONAL PEER GROUP IN TERMS OF TOTAL SHAREHOLDER RETURNS.

AT PRUDENTIAL OUR AIM IS LASTING RELATIONSHIPS WITH OUR CUSTOMERS AND POLICYHOLDERS, THROUGH PRODUCTS AND SERVICES THAT OFFER VALUE FOR MONEY AND SECURITY. WE ALSO SEEK TO ENHANCE OUR COMPANY'S REPUTATION, BUILT OVER 150 YEARS, FOR INTEGRITY AND FOR ACTING RESPONSIBLY WITHIN SOCIETY.

CONTENTS

GROUP FINANCIAL HIGHLIGHTS

Results Summary	2001 £m	2000 £m
Achieved profits basis results		
Operating profit before tax		
UK Insurance Operations:		
Long-term business	**620**	708
General business	**79**	33
	699	741
M&G	**75**	125
Egg	**(88)**	(155)
UK Operations	**686**	711
US Operations	**319**	226
Prudential Asia	**415**	213
Prudential Europe	**8**	17
Other income and expenditure (including development expenses)	**(178)**	(138)
	1,250	1,029
UK re-engineering costs	**(64)**	–
Operating profit	**1,186**	1,029
Amortisation of goodwill	**(95)**	(84)
Short-term fluctuations in investment returns	**(1,402)**	(440)
Effect of change of economic assumptions	**(482)**	–
Merger break fee (net of related expenses)	**338**	–
Profit on business disposals	–	223
(Loss) profit on ordinary activities before tax	**(455)**	728
Operating earnings per share	**41.9p**	38.4p
Shareholders' funds	**£8.15bn**	£8.8bn
Statutory basis results		
Operating profit before tax	**622**	840
Operating earnings per share	**23.3p**	30.2p
Dividend per share	**25.4p**	24.5p
Insurance and investment funds under management	**£163bn**	£165bn
Banking deposit balances under management	**£6.5bn**	£7.6bn

	2001	2000
Total Annual Premium Equivalent Insurance Sales	Up 16% to £1,766 million	£1,528 million
Total Annual Equivalent Investment Sales	Up 172% to £1,021 million	£376 million
Achieved Profits Basis – New Business Profits	Up 10% to £673 million	£613 million
Achieved Profits Basis – Total Operating Profit	Up 15% to £1,186 million	£1,029 million

I am delighted to report that 2001 has been another strong year for the Group with achieved basis operating profit (after restructuring costs) up 15 per cent to £1,186 million and record total Group insurance and investment sales of £21.5 billion, an increase of 54 per cent on 2000. These results were particularly pleasing because they were achieved in difficult market conditions for many areas of our business. They also fully endorsed our strategy of growing internationally, broadening our distribution reach and diversifying our product range. The Board has decided to increase the total dividend by 3.7 per cent to 25.4 pence per share.

The year was, of course, overshadowed by the dreadful events of 11 September in the United States. Although the Group's direct exposure following these events was extremely limited, we were without doubt all affected by this appalling tragedy.

The proposed merger with American General early in the year was consistent with our strategic approach and demonstrated our focus on growth across the Group. As we indicated at the time, the transaction was not about our position in the United States in 2001 or the year ahead – it was about the positioning of the business in four or five years time. It was an excellent opportunity for Prudential and while we were clearly disappointed that the transaction did not proceed, it is important to remember that we already have an excellent business in the US in Jackson National Life. Going forward, we will continue to look for opportunities to grow the business.

We have some really outstanding operations across the Group and can look to the future with a great deal of confidence. A more detailed commentary about our businesses in the UK, Europe, the United States and Asia can be found in the Group Chief Executive's and Business Reviews.

None of the progress made during the year would have been possible without the hard work and dedication of our staff. In what has been an increasingly competitive environment for many parts of our business, I have been enormously impressed with their continued commitment, drive and professionalism and I would like to thank them for their considerable efforts.

There have been a number of changes to our Board during the year. Bridget Macaskill resigned from the Board in March. As Chairman and Chief Executive Officer of OppenheimerFunds Inc, a subsidiary of MassMutual Financial Services Group, Bridget concluded that she should resign to avoid any potential conflict of interest given that MassMutual and American General (with whom we were in merger discussions at the time) operate in the same market. I would like to take this opportunity to thank Bridget for the significant contribution she made to the Group.

Keith Bedell-Pearce retired from the Board at the end of the year. Keith had been with Prudential for almost 30 years and he made an enormous contribution to the development of the Company. I have personally appreciated his wise counsel since I joined the Board.

We welcomed Mark Wood to the Board in June. Mark joined the Group from AXA UK as Chief Executive of Prudential's UK and European Insurance Operations. In November, we appointed Clark Manning President and Chief Executive Officer of Jackson National Life and Chief Executive Officer of our North American operations. Clark was previously Chief Operating Officer for JNL and he joined the Group Board on 2 January 2002. I know that both of them will make a valuable contribution to the future prosperity of the Group.

All of the Group's principal businesses – our UK and European insurance operations, M&G, Egg, Jackson National Life and Prudential Corporation Asia – are now represented on the main Board. As the Company develops both internationally and in complexity, its non-executive directors have had to take on an increasing workload and time commitment to ensure their duties are carried out effectively and this is likely to continue. The extensive knowledge and experience of the executive team, coupled with the breadth and complementary skills brought to the Group by the non-executive directors, ensures that Prudential enters 2002 in excellent hands.

The benefits of our strategy are clear. We are a leading international financial services company with significant brand, distribution and product capabilities in each of our chosen markets, and when combined with our financial strength and efficient cost base, we are very well placed to deliver superior investment returns to our customers and shareholders.

Sir Roger Hurn, Chairman

25.4p

TOTAL DIVIDEND UP 3.7%

WE ARE EXTREMELY WELL POSITIONED TO BENEFIT FROM THE GROWTH IN CUSTOMER DEMAND FOR ASSET ACCUMULATION AND INCOME IN RETIREMENT WITH A BUSINESS MODEL THAT HAS FINANCIAL STRENGTH AND DIVERSITY OF EARNINGS BY GEOGRAPHIC REGION AND PRODUCT.

In my review in last year's Report and Accounts, I said that the real challenge for the Group was to use our considerable achievements in 2000 as a springboard for further growth and success in 2001, and I am delighted to report that this is exactly what we have done.

We have continued to deliver our strategy of building an international retail financial services business by broadening our geographic presence, distribution channels and range of products to enable us to reach more customers and meet more of their needs. This clear and focused strategy is designed to exploit sustainable growth in key markets around the world where we have leading market positions and excellent customer access and reach. We are extremely well positioned to benefit from the growth in customer demand for asset accumulation and income in retirement with a business model that has financial strength and diversity of earnings by geographic region and product.

The success of this strategy has been demonstrated in our performance during the year. We have made real progress in restructuring and re-focusing our UK Insurance Operations and its strong performance in 2001 shows that we can build the business in competitive markets while driving through these changes. There has been continued strong investment performance at M&G and Egg broke even in the fourth quarter as planned. Jackson National Life had its second best year ever for total sales as well as record sales of fixed annuities, and Prudential Corporation Asia had another year of exceptionally strong growth across the region.

Group total insurance sales, on an annual premium equivalent (APE) basis, of £1.8 billion were up 16 per cent and sales of investment products of £1 billion increased from £376 million in 2000. Achieved basis operating profit (after restructuring costs) increased by 15 per cent to £1,186 million. New business achieved profits were up 10 per cent, principally due to strong growth in Asia. Total in force achieved operating profits increased 24 per cent to £673 million, despite a £74 million charge relating to average realised bond losses in the United States.

This performance was particularly pleasing because it was achieved against a backdrop of tough market conditions for many areas of our business. Turbulence in capital markets has led to credit losses and a fall in embedded value. However, the overall Group results reflect the fact that Prudential is a financially strong company with outstanding businesses and a broad international base.

As part of our ambition to build a business with long-term sustainable growth and to deliver top quartile performance, we have set a goal for the next four years of doubling the intrinsic value of the Group. We define intrinsic value as the discounted value of the cash generated by the business in the future. This can be approximated to the sum of the embedded value together with a multiple of new business profits for our long-term businesses, and the fair value of non-insurance operations such as Egg and M&G. In order to achieve this goal, we will need to broadly double new business achieved profits and the fair value of our non-insurance operations. This is a stretching target, the key to which

A STRONG RESULT ACROSS THE GROUP:

TOTAL SALES OF £21.5 BILLION: GROWTH OF 54%

ACHIEVED OPERATING PROFIT INCREASED BY 15% TO £1,186 MILLION

DIVIDEND INCREASED TO 25.4 PENCE

ACHIEVED PROFITS BASIS – NEW BUSINESS PROFIT BY REGION



- UK/Europe 37%
- Asia 38%
- US 25%

is performance delivery and our ability to develop the business so that growth will continue after the four year period, and one which is consistent with our focus on delivering value.

The markets in which we operate around the world are experiencing significant change, bringing challenges but also enormous opportunities. This change is being driven by a number of factors including demographic shifts, changing regulation and government policy, different consumer attitudes, greater consumer sophistication, market reform and liberalisation, and increasing competition. Prudential, with its AAA financial strength, comprehensive distribution, product innovation and scale operations is well placed to meet these challenges and take advantage of the opportunities they present.

UK and Europe

The life insurance industry in the UK is well developed and the world's third largest, behind only the United States and Japan, accounting for around 10 per cent of total worldwide premium income. The size of the market is influenced by the comparatively high penetration of life insurance, driven in part by the prominent role of the private sector in financial provision for retirement.

In recent years, the market has changed significantly. The responsibility for providing an income in retirement is gradually shifting from the state and employers to individuals. An ageing population, driven by increasing longevity and the baby-boomer generations of the 1940s and 1960s (which is forecast to increase the proportion of over 60s in the UK population to nearly 30 per cent by 2030 from around 20 per cent today), is increasingly focusing on accumulation of assets to provide retirement income to supplement their state benefits, while younger generations are focusing on pension provision and medium to long-term savings products.

In what is becoming an increasingly competitive market, there are excellent opportunities for financially strong companies like Prudential – which has complementary businesses, market leading positions in key product areas, and some of the biggest financial services brands – to deliver sustained growth in the low margin environment in which we now operate.

Our UK Insurance Operations have undergone an enormous transformation in recent years and the development of our business model in the UK to improve our service offering to over seven million customers continued in 2001. We made changes to our direct sales channels and customer service operations and set out a more focused strategic direction for the business, creating further cost efficiencies and bringing together the operating units under the powerful Prudential brand.

M&G's market position, investment capabilities and brand strength make it one of the leading fund managers in the UK. The successful integration with Prudential Portfolio Managers has created a focused business with strong positions in all of its markets. Investment performance continued to be encouraging against difficult market conditions. Within the retail market, M&G materially increased market share during the year, and on the institutional side won a number of sizeable new fixed income mandates on the back of the growing trend among defined benefit pension schemes to seek to cap their liabilities.

Since we launched Egg in 1998, it has become one of the UK's leading e-commerce financial brands and the leading digital bank worldwide. In November, Egg achieved a break-even position and in doing so, met the commitment made at the time of its flotation in June 2000 that it would break even during the fourth quarter of 2001. Egg's management team is confident that its UK business is sustainably profitable. In January 2002, Egg announced that it would be developing its international business in France through the acquisition of Zebank, the first digital on-line bank in France, and associated distribution partnerships.

With the burden of future retirement provision too much for most state schemes and with a growing equity culture emerging in many markets, the outlook for the retail savings markets in Europe is likely to remain positive for sometime to come, bringing with it significant growth potential for new and established financial services providers.

Prudential Europe recorded a number of notable achievements during the year including the opening of a Paris-based branch, the launch of Prudential Europe Vie, an equity-backed life insurance product that builds on the success of Prudence Bond in the UK, and the signing of an additional distribution agreement with Centre Francais du Patrimoine, one of the largest multi-product broking services in France.

United States

The United States is the largest financial services market in the world, accounting for approximately 70 per cent of retirement assets worldwide. Many of the factors that have affected the UK life insurance market in recent years, such as an ageing population and increasing risk of outliving savings in retirement, have also affected the US market.

MARKET SIZE AND GROWTH

	2000 Household assets[1] ($ trillion)		2000 per capita ($000)		Annual asset growth (1995-2000)	
	Retirement	Other	Retirement	Other	Retirement	Other
USA	13.5	24.6	49	89	13.7%	10.9%
UK	2.0	2.5	34	42	12.1%	10.4%
Japan	1.7	12.5	13	98	6.4%	2.9%
Western Europe	1.4	9.6	6	40	9.2%	7.2%
Asia (excluding Japan)	0.5	2.2	0.2	0.8	17.7%[2]	15.3%[2]

[1] Includes equities, bonds, cash, annuities, personal pensions, private equity (except UK) and trusteed pension assets. Excludes government sponsored trusts.

[2] CAGR% 97-99 Source: Goldman Sachs Global Aging Report, Merrill Lynch Banks Review, Asia Demographics Ltd.

BREAKDOWN OF GLOBAL RETIREMENT ASSETS 2000 ($TRILLION)


0
5
10
15
20
US
UK
Japan
Western Europe
Asia (excluding Japan)

The fastest growing age group in the US is the 40+ population who control by far the largest share of total net worth and should offer significant opportunities in the asset accumulation products markets. It is anticipated that over 40 million baby boomer households will move into retirement in the next 20 years and that 21 per cent of Americans will be over 65 years of age in 2050 compared to 12 per cent today. We believe that the growth prospects that will be generated by these favourable demographic trends over the medium to long-term are very positive and represent a significant opportunity for high quality businesses like Jackson National Life (JNL).

In JNL, we have one of the top 20 life insurance companies in the United States in terms of total assets. Since we acquired it in 1986, JNL has been transformed into a market leading provider in its chosen product lines and distribution channels. While its performance during the year was affected by the continued market volatility in the US, particularly in areas such as variable and equity-linked products, JNL's broad product and distribution mix enabled it to deliver strong results in other areas including fixed annuities and stable value products.

When combined with its considerable operating efficiency, low cost base and modern IT systems, JNL's diversified product portfolio and variety of distribution outlets enables it to continue writing profitable business in difficult economic conditions. Our ambition to grow the business remains and the focus going forward will be to continue to develop JNL's product range and enhance its distribution channels to ensure that it is well placed to benefit from the anticipated growth in the US financial services market.

Asia

2001 was another year of success and impressive growth for the Group in Asia. Prudential Corporation Asia (PCA) now operates in 12 countries, having added Japan and Korea to its geographic mix during the year, and it already has top-five market positions in eight operations across the region. Through its extensive network of life insurance and mutual funds operations committed to meeting customers' needs, PCA is very well positioned to capture a significant part of Asia's fast-growing financial services market.

The prospects for the long-term savings markets will continue to be significant across Asia. A number of factors are fuelling this growth: a huge population base representing over 60 per cent of the world's total population; increasing market reform and liberalisation; a relatively young and better educated population; rapid urbanisation; a growing middle class; an inherent propensity to save; increasing consumer sophistication; longer life spans and a limited social security net, all of which help to create a strong demand for long-term savings products.

The future is very exciting for companies like Prudential with its financial strength, trusted brand name, strong joint venture partners, track record of success in the region, and a commitment to meet local customer needs with innovative products.

PCA's performance in 2001 (new business achieved profits were up 67 per cent) endorsed once again its successful strategy of entering new markets, strengthening and diversifying distribution channels, and launching innovative, customer-focused products. Although there has been evidence of a slowdown in some Asian economies, we are confident that there are substantial opportunities for us with our diversified business and a long-term commitment to the region, to continue to achieve profitable growth.

Summary

2001 has been another year of considerable success and achievement for the Group and the benefits of our strategy of diversification by product and distribution channel internationally are very clear. The implementation and delivery of this strategy has, of course, been made possible by the hard work and drive of our staff and I would like to thank them all for their continued support throughout the year.

Prudential is one of only 10 insurance companies worldwide with AAA financial strength ratings from both Standard & Poor's and Moody's. We have some truly outstanding businesses across the Group and through our focus on value rather than volume as well as our active management of capital, I believe that we are very well placed for the future.

Jonathan Bloomer, Group Chief Executive

RATIO OF WORKING-AGE ADULTS (AGED 15-64) TO THE ELDERLY (AGED 65 AND OVER) IN THE DEVELOPED WORLD


7
6
5
4
3
2
1
0
1960
1990
2000
2010
2020
2030

Source: Gray Dawn 1999, Peter G. Peterson.

LIFE EXPECTANCY


80
75
70
65
1950
1960
1970
1980
1990
2000
UK
Germany
France
US

THERE ARE EXCELLENT OPPORTUNITIES FOR FINANCIALLY STRONG PLAYERS LIKE PRUDENTIAL – WHICH HAS COMPLEMENTARY BUSINESSES, MARKET LEADING POSITIONS IN KEY PRODUCT AREAS, AND SOME OF THE BIGGEST FINANCIAL SERVICES BRANDS – TO DELIVER SUSTAINED GROWTH.

UK Insurance Operations

2001 was a significant year for our UK Insurance Operations as we began a major restructuring and re-focusing of our business to meet the opportunities and challenges presented by continued change in the UK's life insurance market.

The UK insurance business recorded sales on an annual premium equivalent (APE) basis of £838 million, 10 per cent up on 2000. New business achieved profits (NBAP) were up six per cent to £243 million, reflecting increased volumes of new business written during the year, and our ability to build the UK business while driving through change. Total UK achieved operating profits fell 12 per cent to £620 million. However, these results reflect the adoption of the new active basis for setting economic assumptions. Underlying achieved operating profits, excluding the impact of the change to active-basis reporting, were £724 million (up two per cent on prior year), with NBAP contributing £269 million to this result, an improvement of 17 per cent on 2000.

During the year, we announced changes to our customer services operations, including the closure of our direct sales force, to enable us to meet changing customer needs and to continue to operate cost-effectively as a scale player in the UK market. We also transferred our general insurance operations to Winterthur Insurance, while forming an alliance with its UK subsidiary, Churchill, to continue to offer Prudential-branded general insurance products in the UK, while benefiting from Winterthur's market-leading expertise and capabilities in this sector. The transaction, which completed in January 2002, is expected to generate approximately £810 million for Prudential over time, and reflects our strategy of deploying capital where it will deliver the most value. Profit arising from the transaction will be accounted for in 2002.

Our core UK insurance businesses are currently being integrated into one organisational structure to significantly improve customer service and to lower costs. We announced our commitment to take a further £175 million out of our annual UK cost base by 2004 and aggressively drive expense levels across the business down to one per cent of funds under management. We believe this is an appropriate benchmark, and one which we are determined to surpass in the future.

During 2001, we continued to build our multi-channel distribution capability, which will give us the flexibility to respond to changing market environments while maintaining our market-leading position. In the UK, we distribute our products direct to customers (telephone, internet and mail), through intermediaries including Independent Financial Advisers and consulting actuaries, and through the workplace to our corporate pensions customers. Going forward, we will also further develop partnerships with banks, retailers and other distributors.

We have an excellent brand and market-leading positions in a number of product areas. Our future strategic focus will be on high growth medium to long-term savings products, including annuities, pensions, with-profits bonds and ISAs. We believe this product mix offers the

PRODUCT AND DISTRIBUTION FOCUS


Individual Savings Accounts and Unit Trusts
Retirement Income
With-Profit Bonds
Annuities (fixed)
Pensions
Protection
Endowments
Industrial Branch
The Future
The Present
The Past
Collectors
Direct Sales Force
Independent Financial Advisers
Corporate
Direct
Banks/ Affinities

MARKET SIZES, SHARES AND GROWTH


Prudential Share (%)
0
2
4
6
8
10
12
14
16
18
Market Growth (%)
Annuities
Bonds
Group Pensions
Individual Savings Accounts

Size of circle represents new business size in Annual Premium Equivalent in 2000. Market growth is estimate for next 10 years. Circles represent Prudential's target markets. Annuities includes Single Premium Individual Pensions.

Source: ABI, Prudential.

best growth prospects in the market by meeting customer needs for long-term savings and retirement income.

Sales of individual annuities totalled £1.3 billion during the year, up 17 per cent. We launched an impaired life annuity, which offers higher income to those with chronic conditions, and a Flexible Retirement Income Account offering customers a greater degree of freedom in their pension arrangements. We wrote an increasing volume of shareholder backed annuity business during the year which will result in a greater portion of the economic benefits flowing directly to shareholders.

There are 11 million employees in occupational pension schemes of which some 4.7 million are members of a defined benefit scheme. Changes to the tax treatment of dividends, lower equity returns and increased longevity, are leading trustees to consider alternatives to defined benefit schemes. In addition, over the next two years, FRS 17 will increase the transparency with which the impact on companies' balance sheets of funding defined benefit schemes is reported. As a result, many companies are now looking to change their pension arrangements to defined contribution schemes, an area in which we have a strong customer offering.

As well as seeing a shift from defined benefit to defined contribution schemes for employees, we expect that over time the bulk annuities market will grow to an estimated £300 billion as trustees seek to manage remaining liabilities under defined benefit schemes. In 2001, our sales of bulk annuities totalled £575 million, and we will continue to be a leading player in this market.

We enjoyed a number of key successes in the Group pensions market during the year including being named joint provider for Additional Voluntary Contributions (AVCs) to the National Health Service (NHS), giving us access to over a million NHS employees. In addition, we have around a 50 per cent share of the local government AVC market. In 2001, we further improved our service to customers by enabling them to carry out transactions to their pensions on-line through their company intranet, with employers benefiting from the ability to automatically collect contributions direct from the payroll system.

Looking ahead, our focus will be on larger corporate schemes, including Stakeholder, where we can offer quality service within the economics of a one per cent environment.

Sales of our with-profits bonds through IFAs were up 33 per cent to a record £2 billion. 2001 marked the tenth anniversary of Prudence Bond, and in January 2002, we launched an enhanced with-profits product to build on the success of Prudence Bond. It provides greater flexibility and clarity to customers and will enable us to continue to build on our market-leading position within the with-profits market.

Prudential has seven million customers in the UK giving us a presence in one in five households. Prudential is ranked number one in brand awareness in the 45+ age group, which accounts for 70 per cent of the savings market and is a key focus for us in growing the business.

We see increasing scope for attracting more of these customers, given the 'flight to quality' we are witnessing in the market at present as people place increasing emphasis on financial strength when making their investment decisions. Consumers are seeking the reassurance of brands they can trust, and this puts Prudential in a very strong position.

PRUDENTIAL CUSTOMER BASE



Proportion of population (%)
25
20
15
10
5
0
0
16-20
21-24
25-34
35-44
45-54
55-64
65+
250
200
150
100
50
0
Relative propensity to own bond product (%)

UK population 16-75 years
Prudential customer base
Relative propensity to own bond product

Source: MORI Financial survey March 2001.

UNITED KINGDOM & EUROPE CONTINUED

M&G

M&G is Prudential's UK and European fund management business and has over £120 billion of funds under management. These funds are invested in a wide range of assets, including UK and international equities, fixed interest, property and private equity. M&G is the UK's second largest retail fund manager in terms of funds under management.

Underlying profit from the core retail and wholesale businesses was £56 million, an increase of £4 million from 2000. In addition, M&G earned a performance fee of £19 million (£14 million in 2000) reflecting its outperformance in managing the Prudential life fund. M&G's profits of £75 million compare to £125 million in 2000. This decline was primarily due to the transfer of the life and pensions business to Scottish Amicable in 2000, which contributed £35 million of operating profit in 2000.

M&G's strategy of refocusing its institutional business on core areas of strength in fixed interest, defined contribution and pooled pensions is increasingly bearing fruit as the move away from defined benefit schemes gathers momentum. A further £700 million of institutional specialist fixed income mandates were won during the year, with M&G's market leadership in liability and cash flow matching being a particular factor behind these wins. During 2001, M&G continued to develop its pooled fund business and increased the number of defined contribution clients.

For the second consecutive year, M&G generated exceptional investment performance across the internal funds for which it was responsible, including the £80 billion managed on behalf of the Prudential Assurance Company's and Scottish Amicable's long-term funds. Against a backdrop of difficult market conditions, these funds beat their competitor and strategic benchmarks by more than two per cent in 2001.

2001 proved a challenging year for the retail fund management industry with gross industry retail sales falling 22 per cent, net retail sales falling 48 per cent and net Individual Savings Account (ISA) sales falling 39 per cent (Association of Unit Trusts and Investment Funds figures to December 2001). Excluding an exceptional loan note rollover in 2000, relating to the original acquisition of M&G by Prudential, M&G saw a decrease in gross sales of only five per cent and achieved a significant increase in net retail sales over the year. M&G was able to leverage its leading fixed income position and reduce redemptions, in addition to benefiting from an increasing recognition among Independent Financial Advisers (IFA) of the good performance of a number of its equity funds. M&G also significantly increased its market share in the IFA channel, winning more than a six per cent share of all ISA and Personal Equity Plan transfer business sold via intermediaries during 2001.

M&G's property and private equity arms, which primarily invest on behalf of the Prudential Assurance Company, also enjoyed a successful year. The managed property portfolio delivered another impressive performance, beating its market benchmark by a considerable margin, its tenth consecutive year of outperformance. While market conditions for private equity remain challenging, we continued to diversify the portfolio with new investments across Europe and Asia.

M&G has also taken significant steps to build its distribution capability in other parts of the world. In 2001, M&G won unit-holder approval to convert 38 of its unit trust funds to an OEIC (Open Ended Investment Company) structure. This conversion is part of M&G's plans to distribute its product range into European markets.

During the year, M&G established its Berlin-based sales and marketing operation and has now opened for business in both Germany and Austria. A co-operative product strategy has also been agreed with Prudential Corporation Asia through which assets collected within PCA's offshore fund range will flow into M&G's UK OEIC funds.

Cofunds, the fund supermarket for intermediaries which was founded as a joint venture between M&G, Threadneedle, Jupiter and Gartmore, achieved over £200 million of PEP and ISA sales during the year, with over 40 providers offering nearly 500 funds and over 2,000 IFA firms now signed up. Cofunds gained nearly a five per cent share of IFA ISA sales and over three per cent of PEP transfers during 2001.

M&G'S POSITION OUT OF TOP 40 FUND MANAGERS


0
5
10
15
20
25
30
35
40
Sep 1999
Dec 1999
Mar 2000
Jun 2000
Sep 2000
Dec 2000
Mar 2001
Jun 2001
Sep 2001
Dec 2001

— Rolling 1 year
— Rolling 2 years

Source: The Research Department – Group weighted performance over rolling 1 year periods (M&G unit trusts).

Egg

2001 was another year of outstanding growth for Egg, with operating income up 103 per cent to £189 million and strong customer growth, principally through its credit card business. Pre-tax losses decreased by 43 per cent to £88 million.

Egg's management accounts for November showed that the business made a profit for the month. In doing so, Egg met the commitment made at the time of its flotation in June 2000 that it would break even during the fourth quarter of 2001. Egg's management team is confident that its UK business is sustainably profitable.

During the year, Egg acquired 600,000 net new customers, giving a year-end total of 1.95 million. Today, Egg has over two million customers. The credit card business performed strongly, particularly Egg Card, and now has 1.37 million customers. Credit card balances nearly doubled to £1.8 billion and credit quality remains strong. Egg Mortgages increased its book by 18 per cent to £1 billion.

In January 2002, Egg announced its intention to launch in France during the year. As part of this strategy, Egg will acquire Zebank (subject to regulatory approval), the leading French on-line banking business, which will provide Egg with a platform to distribute Egg-branded products. In addition to this deal, Egg has signed distribution partnerships with French retailers Sephora and La Samaritaine.

Egg will also be extending its partnership with Microsoft to offer further financial services products in France in addition to the proposed fund supermarket through MSN, a leading consumer web destination in Europe.

Prudential Europe

Prudential's European operations encompass both the manufacture and distribution of Prudential branded products in continental Europe through strategic distribution agreements with strong local partners.

In Germany, our focus has been on unit-linked pension and protection products, distributed through local agent sales forces. During 2001, Prudential Europe re-launched its Vorsorge critical illness product, and launched two new mutual funds which were developed jointly with the Deutsche Bank Group. These are fund of funds (Dachfonds) and are the first Prudential branded products to be available in the German market.

During 2001, new business achieved profits of £8 million remained broadly in line with 2000. Total sales in 2001 were £78 million, more than double the levels achieved in the previous year, principally due to strong sales of Prudential Europe Vie, an equity-backed life insurance product that was launched in France in January 2001.

Pru Vie is initially being sold through independent financial advisers approved by Centre Français du Patrimoine (CFP), which is one of the largest multi-brokerage networks in France. In January 2002, Prudential announced a similar arrangement with Espace Patrimoine Conseil (a subsidiary of Crédit Mutuel de Bretagne), and is expecting to enter into further distribution arrangements later this year.

EGG CUSTOMER GROWTH (000)



2000
1500
1000
500
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
1998
2000
1999
2001

UNITED STATES

OVER THE LAST FIVE YEARS, JACKSON NATIONAL LIFE HAS MADE SIGNIFICANT PROGRESS IN WIDENING ITS PRODUCT RANGE, ENABLING US TO SELL PROFITABLE PRODUCTS IN ALMOST ANY ECONOMIC ENVIRONMENT.

The markets in the United States witnessed a year of unprecedented uncertainty in 2001, with equity markets suffering significant declines and bond defaults reaching record levels. No one in the US was immune from these difficult market conditions and Jackson National Life (JNL) was no exception. However, long-term demographic trends in the US are favourable and we have continued to develop and enhance our product range and distribution channels to ensure that we are well placed to benefit from the anticipated growth in the US financial services market.

Our emphasis has been and will continue to be on profitable growth. Historical results demonstrate our ability to grow sales while maintaining pricing discipline, and in the last four years we have consistently earned above-industry rates of return (as measured by US GAAP operating return on capital). This reflects our key strengths in distribution, product design and cost. In addition, initiatives to expand product lines and distribution channels have resulted in more diversified, higher quality earnings.

Against this background, JNL recorded total sales of £4.6 billion during the year, down only marginally on the record figure set in 2000. Sales of fixed annuities reached record levels, up 80 per cent to £1.9 billion. Despite declining interest rates in 2001, investors sought the safety of fixed annuities resulting in record industry sales.

New business achieved profits fell to £167 million from £221 million in 2000, principally due to the adoption of revised achieved profits assumptions and a five per cent reduction in total sales. In force profits were affected by £369 million (US$532 million) of net losses relating to JNL's bond holdings, resulting in a £74 million charge against current year profits on a five-year averaging basis. These losses equated to 1.4 per cent of JNL's total invested assets and default experience appears to be broadly in line with that of our major competitors.

INCREASING PROPORTION OF THE US POPULATION OVER 40 YEARS


100%
80%
60%
40%
20%
0%
Split of US population by age group
1995
2000
2005
2010
2015

☐ 60+ years
■ 40-60 years
☐ 0-40 years

US HOUSEHOLDS AND THE DISTRIBUTION OF INVESTABLE ASSETS


JNL GROWTH
Low Assets Under $25k
Mid Assets $25k-$100k
Upscale $100k-$500k
Mass Affluent $500k-$5m
High Net Worth $5m-$50m
Ultra-High Net Worth Over $50m

☐ Share of investable assets
☐ Number of households
■ Jackson National Life's (JNL) current market positioning

Over the last five years, JNL has made significant progress in widening its product range, enabling us to sell profitable products in almost any economic environment. In addition, our costs remain among the lowest in the industry and our highly rated service and technology capability makes us well positioned for continued growth and diversification.

The end of the bull market in 2001 created a challenging environment in the variable annuity (VA) market. After years of exceptional growth, VA assets were down in 2001, due to lower net inflows and a decrease in equity prices. Net variable annuity cash flow is a key measure of success in this market as it reflects overall variable annuity asset retention and therefore profit potential. JNL ranks eleventh in the industry on this basis with a net inflow of £345 million (US$497 million) as at 30 September 2001.

JNL maintained a top five market position in the sale of equity linked indexed (ELI) annuities with sales of £271 million in 2001. Fourth quarter sales of ELIs were the strongest single quarter sales in 2001 and were 28 per cent ahead of third quarter sales.

Our Institutional Marketing Group (IMG), which distributes through banks in the US, announced another record year with sales up nearly 58 per cent on 2000. IMG now offers annuities direct to customers through more than 320 banks and credit unions in the US, as well as to around 1,930 financial institutions through third-party marketing organisations and bank broker/dealers.

In 2001, JNL issued £1.7 billion of institutional products and maintained a top 10 position in the overall institutional product market and a top four position in the Medium Term Note funding agreement market. The notes, which may be in any currency, are issued to institutional investors and are backed by funding agreements issued by JNL.

Looking ahead, significant opportunities exist in the US life insurance market as people seek to fund a longer retirement. In JNL, we have an outstanding business which is well positioned to capitalise on these favourable demographic trends through our diversified product offering, high quality distribution network and strong cost position.

COST LEADERSHIP


Servicing and Overhead (basis points/Sales)
500
400
300
200
100
0
0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
Individual annuity sales ($bn)
Market
JNL

Source: Townsend & Schupp. Companies with more than $100m Fixed annuity sales, and more than $1bn Variable annuity sales LIMRA 2000.

ASIA

THROUGH ITS EXTENSIVE NETWORK OF LIFE INSURANCE AND MUTUAL FUNDS OPERATIONS, PRUDENTIAL CORPORATION ASIA IS STRONGLY POSITIONED TO CAPTURE A MAJOR PART OF THE REGION'S FAST-GROWING FINANCIAL SERVICES MARKET.

Prudential is Europe's leading life insurer in Asia. Six years ago, we were only present in Singapore, Hong Kong and Malaysia. Today, we have a very strong regional presence with 21 operations in 12 countries, including top five market positions in eight of those operations (six in our life businesses and two in mutual funds).

Our success in Asia derives from a unique combination of competitive advantages including our ability to invest for the long-term, an extensive understanding of local markets and their people, considerable experience of overcoming barriers to entry into new markets, and our ability to leverage the power and financial strength of Prudential's brand.

Through our 'think regional, act local' management approach, we have been able to replicate our successful business model into the building of new operations. This helps us to capitalise on synergies in brand, systems, product and distribution development while taking into account the great diversity in culture, regulation and levels of economic development across the region. Very importantly, we have also benefited from our ability to attract, motivate and retain the best people in the industry.

The prospects for the long-term savings markets in Asia are significant, driven by a combination of favourable demographic trends and increasing market liberalisation. Through its extensive network of life insurance and mutual funds operations, Prudential Corporation Asia (PCA) is strongly positioned to capture a major part of the region's fast-growing financial services market.

2001 was another year of strong growth for PCA. This was despite the anticipated slowdown in life insurance new business growth rates during the fourth quarter as the global economic slowdown started to have an effect on the region. Sales of insurance products on an annual premium

PCA'S DEVELOPMENT IN TERMS OF GEOGRAPHY, PRODUCT AND DISTRIBUTION SINCE 1994

	Hong Kong	Singapore	Malaysia	Thailand	Indonesia	Philippines	Vietnam	India	Taiwan	China	Japan	Korea
Products												
Life	■	■	■								□	□
Unit-linked		■							□			
Mutual	□	□	□									
General	■											
Distribution												
Agency	■	■	■								□	□
Bank									□	□	□	
Broker												□
Direct											□	□

■ 1994
⬚ 1995-2000
□ 2001

equivalent (APE) basis were £434 million, up 69 per cent. As well as continuing strong growth in sales through agents, we achieved strong growth through other distribution channels. These included bancassurance (we have bank distribution agreements in place in nine countries) and direct distribution, which together generated just over 17 per cent of new APE life sales, up significantly compared to 2000. Net mutual fund sales of £1.4 billion were up 351 per cent.

Achieved operating profit, before development costs and minority interest, increased from £213 million to £415 million in 2001. Achieved profit from life operations increased from £205 million to £405 million. New business achieved profits were up 67 per cent to £255 million, reflecting strong sales growth across all operations, and in force achieved profit growth was also strong. This strong growth reflects PCA's successful strategy of entering new markets, strengthening and diversifying distribution channels and meeting customers' needs with innovative products.

During the year, PCA had a number of notable successes. We acquired Orico Life in Japan and YoungPoong Life in Korea. Both of these operations have been re-branded PCA Life and we are now building on these operationally and financially sound platforms. We intend, in time, to become material players in these two largest life insurance markets in Asia.

PCA extended its range of capital efficient unit-linked products with launches in China, where we became the first international life insurance company to launch a unit-linked life insurance product in Guangzhou (CITIC Prudential, our life insurance joint venture in Guangzhou, China, was established in late 2000). In Taiwan, our unit-linked single premium product is the first and only life insurance product that offers customers a significant investment choice. Regulatory approval for regular premium unit-linked products was received in late November and these were successfully launched in January 2002.

Prudential is now the largest private sector mutual funds company in India, having re-entered the Indian market in 1998 by teaming up with one of the country's leading banking groups, ICICI, and launching award-winning funds. In December 2000, we entered the Indian life market with the launch of ICICI Prudential, one of the few international joint ventures to be fully licensed and selling policies. The partnership with ICICI has gone from strength to strength and has grown still further in 2001 to include a bancassurance relationship with ICICI Bank.

In line with our strategy of expanding our successful unit trust operations across the region, we launched Prudential Unit Trusts in both Malaysia and Singapore during the year. These operations supplement our already successful and fast-growing mutual fund operations in India (ranked number two at the end of 2001), Taiwan (ranked number four at the end of 2001), and Japan.

Hong Kong's Mandatory Provident Fund had its first full year of operation in 2001 and our joint venture with Bank of China International (BOCI) is now one of the leaders in this market with an estimated 15 per cent market share. In December 2001, BOCI-Prudential also launched its first unit trust in Hong Kong.

Looking ahead, the global economic slowdown is likely to depress short-term growth rates in the region. However, the long-term potential in Asia remains exceptional. PCA, with its significant portfolio of businesses in the region, multi-channel distribution capabilities, excellent strategic partners, and customer-focused product expertise is in a very strong position to continue to benefit from the excellent growth potential throughout Asia.

NEW BUSINESS SALES – ANNUAL PREMIUM EQUIVALENT


(£m)
450
400
350
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0
Proportion from alternative distribution (%)
1998
1999
2000
2001
South Asia
Greater China
North Asia
Proportion from alternative distribution, such as bancassurance

INVESTMENT PRODUCTS – FUNDS UNDER MANAGEMENT


(£m)
3500
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
India
Taiwan
Others

NET CAPITAL FLOWS


(£m)
300
250
200
150
100
50
0
-50
1994
1995
1996
1997
1998
1999
2000
2001
Acquisitions
Working capital
Repatriations

2001 was an exceptional year for sales with total insurance and investment sales reaching a record £21.5 billion, up 54 per cent on last year. Total new business inflows including renewal premiums reached £25.7 billion, 42 per cent ahead of last year.

Total insurance sales increased nine per cent to £11.4 billion, reflecting a 13 per cent growth in sales in the UK and the success of our Asian operations, where insurance sales increased 102 per cent to £1 billion.

Gross investment sales increased 188 per cent to £10 billion while net mutual fund sales in Asia were £1.4 billion, an increase of 351 per cent. Sales at Jackson National Life and Prudential Corporation Asia now represent 68 per cent of the Group total.

Total Achieved Operating Profit
Total achieved operating profit before re-engineering costs was £1,250 million, up 21 per cent from £1,029 million in 2000. This result reflects a 10 per cent improvement in new business achieved profit to £673 million combined with a 24 per cent improvement in the in force result to £673 million.

Results from other operations including development costs and other shareholders' income improved from a loss of £128 million in 2000 to a loss of £96 million, principally due to a much reduced initial operating loss at Egg.

Our results are reported on the basis of the new ABI guidance for Achieved Profits reporting, issued in December 2001. The revised guidance requires the economic assumptions used for the projection of cash flows to be on an 'active' basis, that is primarily based on appropriate government bond returns at each period end. These assumptions are reflected in the profit reported for the year to 31 December 2001. Previously, the results have been prepared on a 'passive' basis, which uses stable assumptions based on a long-term economic view. Passive assumptions are revised only when it is judged that the economic environment has changed substantially. Results prepared under the Modified Statutory Basis were not affected by this change.

The implementation of the revised assumptions under the active basis applied primarily to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$ business in Hong Kong). Assumptions in other Asian territories continued to be based on an assessment of long-term economic conditions.

This has resulted in our reducing the risk discount rate applied to our UK and US operations from 8.5 per cent to 7.7 per cent, and reducing the UK investment return assumption from 8.0 per cent to 7.1 per cent.

The overall impact on our Group achieved profit result for 2001 from using the active assumptions rather than the 2000 passive assumptions has been to reduce new business achieved profit by around £7 million and to reduce the in force operating result by around £90 million. Achieved profits shareholders' funds are around £180 million lower than they would have been under the old assumptions.

New Business Achieved Profit
Group new business achieved profit from insurance business of £673 million was 10 per cent ahead of prior year, reflecting strong growth in Asia partially offset by a fall in profit at JNL. The growth in new business achieved profit reflects a 16 per cent increase in insurance sales on an annual premium equivalent (APE) basis.

Offsetting this the Group new business achieved profit margin decreased from 40 per cent to 38 per cent, primarily reflecting the adoption of active basis reporting combined with the impact of lower US spreads (ie the difference between the investment rate we earn and the rate we credit to our customers' accounts) brought about by the challenging US operating environment.

UK Insurance Operations' new business achieved profit of £243 million is six per cent higher than 2000. This is mainly due to increased volumes of new business written during the year, offset by the impact of the move to active basis economic assumptions.

In the final quarter we regained the market leading position for IFA distributed with-profits bonds, with a 32 per cent share of the market. Annuities performed strongly in 2001 and we had a market leading position for the year with a 19 per cent market share. Annuities written in our shareholder backed entity, Prudential Retirement Income Limited (PRIL), generated new business achieved profit of around £30 million, being 12 per cent of total UK new business achieved profit.

The reported UK Insurance Operations' margin has decreased one per cent to 30 per cent over the year. Excluding the impact of the change to the active basis, the margin would have increased to 33 per cent, two per cent above prior year. The underlying increase arises from Prudence Bond and annuities, offset in part by the impact of Stakeholder pension products.

Prudential Europe's new business achieved profit of £8 million is broadly similar to 2000.

The 24 per cent fall in Jackson's new business achieved profit to £167 million was driven by a five per cent decline in new insurance sales and a decline in new business margin from 44 per cent to 35 per cent, primarily reflecting a reduction in the spread assumption in the current challenging operating environment and revisions to variable annuity lapse rates.

Prudential Asia's new business achieved profit of £255 million is up 67 per cent on 2000 reflecting strong sales growth across all operations (APE insurance sales up

	2001	2000
Insurance Products	Sales of £11.4 billion	Sales of £10.4 billion
Investment Products	Sales of £10 billion	Sales of £3.5 billion
Banking Products	Retail assets increase by £1.1 billion	Retail assets of £4.4 billion
Funds under Management	£163 billion	£165 billion

ACHIEVED PROFITS BASIS RESULTS

	2001 £m	2000 £m	
Operating profit (based on longer-term investment returns)			
New business	**673**	613	
Business in force	**673**	544	
Total long-term business	**1,346**	1,157	16%
Development costs for long-term business	**(48)**	(21)	
General business	**79**	33	
M&G	**75**	125	
Egg	**(88)**	(155)	
US broker dealer and fund management	**16**	7	
Other income and expenditure	**(130)**	(117)	
Underlying total operating profit	**1,250**	1,029	21%
Re-engineering costs	**(64)**	0	
Operating profit before amortisation of goodwill	**1,186**	1,029	15%

69 per cent). The new business margin in Asia remained broadly stable at 59 per cent despite a significant change in geographic and product mix.

Compound annual growth in Asia's new business achieved profit over the last three years has been 66 per cent as we have developed new businesses and grown distribution throughout the region. These results demonstrate the benefits of geographic and product diversification.

In Force Achieved Profit

The UK in force profit of £377 million was down 21 per cent on 2000. The decline is mainly due to lower than expected returns in the UK arising from the lower discount rate, and strengthening of the assumption for the amount of required capital for our shareholder backed businesses, offset by lower renewal expense assumptions resulting from the closure of the direct sales force.

Europe broke even at the in force level, compared to £8 million profit in 2000, due to negative experience variances relating to the newly launched French branch and operational costs in Dublin and Frankfurt.

The US in force profit has increased significantly from a loss of £2 million in 2000 to a profit of £136 million in 2001. However, the 2000 result was affected by a change to the persistency and expense assumptions which led to a charge of £258 million. Excluding this charge in 2000, 2001 profit was 47 per cent down, primarily reflecting lower investment income and the fact that we did not, in the increasingly competitive market, fully reset policyholder crediting rates to compensate.

The US result was also affected by defaults and impairments on bonds resulting in realised losses of US$532 million in the year. As a proxy for determining the long-term rate of investment return and default experience over the credit cycle, realised gains and losses are included within operating results on a five year average basis. Accordingly, this resulted in a £74 million charge to the current year operating result. The US$532 million loss represents 1.4 per cent of JNL's total invested assets and includes approximately US$200 million charged to this year's result following impairment in the portfolio identified in 2002.

These bond losses occur at a time of record levels of credit defaults in the US, as highlighted in recent credit rating agency reports.

Asia in force profit (before development costs) has increased significantly from £60 million in 2000 to £160 million in 2001. The result includes a £66 million profit reflecting improvements in operating assumptions across all long-term businesses in the region and £16 million of favourable experience variances in Singapore, Hong Kong and Malaysia.

Non-insurance Operations

M&G's profit of £75 million compares to £125 million in 2000. This decline was primarily due to the transfer of the life and pensions business to Scottish Amicable in 2000, which contributed £35 million operating profit in 2000.

M&G's profit has also been affected by reducing fee income due to lower equity markets, and investment in new operations, including Cofunds and Europe. We have now established an office in Berlin and will start to sell our global theme range via intermediaries in Germany in 2002. A performance fee of £19 million was recognised in the 2001 result (£14 million) due to the life fund beating its strategic benchmark by 2.3 percentage points (the investment return for the life fund was minus 3.5 per cent against a strategic benchmark of minus 5.8 per cent).

Egg moved into profit in the fourth quarter of 2001 and the reported loss of £88 million is in line with the market expectation. Egg is now an established business with over two million customers today, and is still growing rapidly. Egg's move to profit demonstrates that it has a profitable business model and a management team committed to, and capable of, delivering against their goals. Egg's results are presented in its own annual report.

National Planning Holdings, our US broker dealer, and PPM America, our US fund manager, together delivered profits of £16 million, up from £7 million in 2000.

Development costs (excluding Asia head office costs) were up from £21 million to £48 million largely due to branding and re-launch costs of our operations in Japan, and higher development costs in Europe including costs of establishing our b2c business in Germany.

Other net expenditure increased by £13 million to £130 million. Lower core interest payable and Group corporate expenses were broadly offset by lower investment and other income and higher Asia head office costs reflecting the growth in scale of our Asian operations.

Achieved Profits – Result Before Tax

The result before tax and minority interests was a loss of £455 million compared to a profit of £728 million in 2000. This principally reflects the adjustment for short-term fluctuations in investment returns of £1,402 million and includes £764 million in relation to the UK and £521 million in relation to JNL. The UK component reflects the difference between an actual investment return of negative 3.5 per cent and a long-term assumed return of 7.1 per cent. The US component reflects the full charge for bond write-downs and impairments to the extent that it is not included in operating profit, and the negative variance against long-term investment returns for equity-like investments, together with £85 million in relation to actual return on separate account business less return based on the longer-term rate.

IN FORCE RESULT

	UK & Europe £m	US £m	Asia £m	Total £m
Unwind of discount*	393	244	78	**715**
Jackson spread	0	(12)	0	**(12)**
Jackson persistency	0	(7)	0	**(7)**
Change in assumptions	(1)	(13)	66	**52**
Longer-term investment loss	0	(74)	0	**(74)**
Other items and experience variances	(15)	(2)	16	**(1)**
Total in force – long-term business	**377**	**136**	**160**	**673**
Achieved Profits (AP) shareholders' funds (£bn)	**3.7**	**2.7**	**1.1**	**7.5**
Other operations (£bn)				**0.6**
Total AP shareholders' funds (£bn)				**8.1**

*Includes return on JNL surplus assets (over target surplus).

9% INCREASE IN ACHIEVED EARNINGS PER SHARE

	2001 £m	2000 £m
Operating profit before amortisation of goodwill	**1,186**	1,029
Net break fee from American General Corporation	**338**	0
Profit on business disposals	**0**	223
Amortisation of goodwill	**(95)**	(84)
Short-term fluctuations in investment return	**(1,402)**	(440)
Loss arising from changes of economic assumptions	**(482)**	0
Profit before tax	**(455)**	728
Effective rate of tax on operating profit	**31%**	28%
Operating earnings per share		
Achieved profits basis	**41.9p**	38.4p
Statutory basis	**23.3p**	30.2p
Total dividend per share	**25.4p**	24.5p

Economic assumption changes include the effect of the change to active assumptions mentioned earlier, together with changes to the long-term assumption in Asia and the in force spread assumption for Jackson.

This was partially offset by £338 million profit net of expenses relating to the American General termination fee. Amortisation of goodwill was £95 million against £84 million in 2000.

Achieved Profits – Result After Tax

The result after tax and minority interests was a loss of £217 million after reflecting a tax credit of £213 million and minority interests of £25 million. The effective tax rate at an operating profit level was 31 per cent, up from 28 per cent in 2000, largely due to a more normalised tax rate at JNL following the impact on the 2000 result of the operational assumption changes. The effective tax relief rate at a total achieved profit level is 47 per cent on a loss of £455 million, due to tax payable on the American General break fee being relieved against capital losses available to the Group acquired during the year. The effective tax rate in 2000 was 33 per cent.

Modified Statutory Basis Results – Operating Profit

Group operating profit before tax on the modified statutory basis (MSB) before re-engineering costs of £48 million, was £670 million, £170 million lower than 2000.

UK Insurance Operations' operating profit (excluding discontinued operations) in 2001 was £435 million, £33 million below 2000. This reflected the effect of lower with-profits bonuses together with the one-off £30 million profit in 2000 relating to transfer of the M&G life and pensions business to Scottish Amicable.

The US operations result of £298 million was £168 million worse than prior year, principally reflecting reduced spread income combined with a £67 million charge in relation to average realised gains and losses on bonds. Fee income was lower due to lower sales and lower account values for variable annuities.

Prudential Asia's operating profit before minority interests and development expenses was £44 million (£39 million). The Group's more established operations in Singapore, Hong Kong and Malaysia reported further growth in statutory profits, up 40 per cent to £56 million. During 2002 and 2003 significant investment has been planned to build high quality customer focused distribution channels in Japan and Korea as we pursue a strategy of creating material scale in these businesses. We expect the effect of this investment to result in an MSB loss for Prudential Asia in 2002.

Modified Statutory Basis Results – Profit Before Tax

MSB profit before tax and minority interests was £385 million in 2001, compared to £947 million in 2000. This decline principally reflects lower operating profit combined with a £480 million adjustment for short-term fluctuations in investment returns. This was partially offset by £338 million profit net of expenses relating to the American General termination fee. Amortisation of goodwill was £95 million against £84 million in 2000.

Modified Statutory Basis Results – Profit After Tax

MSB profit after tax and minority interests was £389 million, reflecting a tax charge of £21 million. The effective rate of tax on MSB total profit in 2001 was five per cent, compared to 33 per cent in 2000, due to tax payable on the American General break fee being relieved against capital losses available to the Group acquired during the year.

Earnings per Share

Earnings per share, based on achieved basis operating profit after tax and related minority interests but before amortisation of goodwill, were up 3.5 pence to 41.9 pence. Earnings per share on an MSB basis were down 6.9 pence to 23.3 pence.

Dividend per Share

The final dividend per share is 16.7 pence, resulting in a full year dividend growth of 3.7 per cent to 25.4 pence. Our intention remains to maintain a real rate of dividend growth, taking into account both the underlying earnings growth and the opportunities for further investment to create value for shareholders.

Post Balance Sheet Event – Disposal of General Insurance Operations

In November 2001, we announced the formation of a long-term alliance with Winterthur Insurance and the Churchill Group, its UK subsidiary. This alliance was part of our UK insurance strategy to focus on our core medium and long-term saving businesses, and will see Churchill offering Prudential branded insurance products in the UK.

This transaction was completed in January 2002, and in addition to the payment on completion of £353 million, we expect the following additional benefits: some £200 million release of solvency capital; some £21 million release of net profit in the unearned premium reserve; and some £236 million in relation to the conservatively estimated net present value of future commissions and profits over the term of the agreement.

Funds Flow

The table below provides details of the holding company funds flow. We believe that for an insurance group this presentation provides a clearer demonstration of the use of resources than the format prescribed under FRS 1 shown on page 43 of the full financial statements.

The holding company's net funds outflow of £421 million compares to a funds inflow of £179 million in 2000 and is after taking into account a £699 million investment in businesses, and £132 million of timing

FUNDS FLOW – INVESTING TO GROW THE BUSINESS

	2001 £m	2000 £m
Group operating profit after tax and minority interests	**460**	591
American General Corporation merger break fee*	**332**	0
Capital repatriated from businesses	**80**	123
Proceeds from disposals	**0**	173
New share capital subscribed	**42**	45
Listing of shares on New York Stock Exchange	**0**	139
	914	1,071
Acquisition of new businesses	**(162)**	(109)
Reinvestment in existing businesses	**(537)**	(446)
Timing differences and other items	**(132)**	147
	83	663
Dividends declared	**(504)**	(484)
Holding company net funds movement	**(421)**	179
Proceeds of 2001 initiatives due in 2002	**c. 450**	

* Net of expenses and applicable taxes.

differences and other items. The investment in businesses includes £162 million in relation to acquisitions comprising £139 million in relation to Orico Life in Japan and £23 million in relation to Korea.

In addition £537 million was reinvested in existing businesses including £222 million in relation to JNL funding, £108 million for Asia, £21million for Europe and £178 million of working capital for shareholder backed UK insurance businesses.

This funds flow statement does not reflect the benefits to the Group of a number of initiatives that were undertaken in 2001. The Group will receive the benefit of about £450 million in 2002 including proceeds of the sale of the General Insurance business and the capital release from the Part 7 transfer (previously 2C transfer) of the life fund of Scottish Amicable Life into the Prudential Assurance Company (PAC) Life Fund.

Shareholders' Borrowings and Financial Flexibility

Due to the holding company's net funds outflow of £421 million, core borrowings at 31 December 2001 were £2.1 billion, compared to £1.7 billion at 31 December 2000. This increase is represented by the issue of hybrid debt in the year, offset by repayment of senior debt.

Core structural borrowings of shareholder financed operations at the end of 2001 totalled £2,152 million, including £2,020 million at fixed rates of interest with maturity dates ranging from 2005 to 2031, as set out in note 31 on page 66 of the full financial statements. Of these borrowings £344 million were denominated in US dollars, partially to hedge the currency exposure arising from our investment in Jackson National Life. Core borrowings also included £87 million short-term commercial paper, and £45 million floating rate loan notes, all sterling denominated.

In December 2001, we placed a Sterling and Euro denominated offering of subordinated hybrid capital securities as the first issue under a new European Medium Term Note (EMTN) programme. This was marketed throughout Europe and the UK.

The issue closed with £435 million placed under 30 year notes priced at a 6.125 per cent fixed rate, and with €500 million (£306 million) placed under 20 year notes priced at 5.75 per cent fixed until December 2011, callable after 10 years. The issue was roughly two times oversubscribed and has enabled us to diversify our investor base with 60 institutions in Europe participating in the issue.

The debt issue enabled us to take advantage of current low interest rates in Europe to use the bond markets to refinance our longer-term debt and for other general corporate purposes and will be given equity credit by Standard & Poor's for the purposes of determining financial strength ratings. It has been rated A1 by Moody's and A+ by Standard & Poor's.

Although each business unit is expected to meet their own liquidity needs, the Group has access to £1.2 billion committed bank facilities provided by 12 major international banks. These facilities have not been drawn on during the year.

The Group's capacity to meet its financial commitments remains very strong. On the achieved profits basis, interest cover improved to 11.6 times in 2001 from 8.9 times in 2000, driven by strong earnings from a diversified income stream to service debt. The current level of interest cover is broadly in line with the level recorded four years ago. Group gearing was 21 per cent at 31 December 2001 (including the December hybrid issue) compared to 16 per cent at 31 December 2000.

Prudential plc enjoys strong debt ratings from both Moody's and Standard & Poor's. Its rated long-term debt is Aa3 and AA respectively, while short-term ratings are P-1 and A-1+.

Treasury Policy

The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of our capital funding programme, which includes the EMTN programme and an unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

In the United Kingdom and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the United States, JNL uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under equity-indexed policies.

It is Prudential's policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management. Amounts at risk are covered by cash or by corresponding assets.

The Group transacts business in sterling and US dollars and various currencies in Asia. The currency exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the use of average exchange rates for the translation of foreign currency revenues.

Funds Under Management

Prudential's funds under management support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy, based on the nature of its underlying liabilities, its level of capital and local regulatory requirements. Where the nature of the underlying liabilities, its level of capital and

INTEREST COVER



12
10
8
6
4
2
0
1998
1999
2000
2001

Interest cover ratio = (achieved operating profit before goodwill amortisation and re-engineering costs – interest payable on core borrowings)/interest payable on core borrowings.

GEARING INCLUDING HYBRID DEBT



25%
20%
15%
10%
5%
0%
1998
1999
2000
2001

Core borrowings/(achieved profits basis capital and reserves + core borrowings).

its local regulatory requirements permit, Prudential seeks to invest its assets predominantly in equities and property that have, over longer periods, provided superior returns to fixed interest assets.

Insurance and investment funds under management at 31 December 2001 totalled £163 billion, compared to £165 billion at the end of 2000. This reduction is mainly due to a fall in the market value of investments which more than offset the net sales achieved during the year. The total includes £137.2 billion of Group investments under management and £25.6 billion of external funds under management. Internal funds are analysed in the table below.

Our fixed income securities are principally invested in investment grade holdings. For the UK with-profits Life Fund 92 per cent of the fixed securities investments are investment grade with 43 per cent rated AA or above. For Prudential Annuities Limited 98 per cent of the fixed securities investments are investment grade with 36 per cent rated AA or above. For Prudential Retirement Income Limited 99 per cent of total assets are investment grade with an average credit rating of AA.

In the US 80 per cent of all invested assets are investment grade with a further nine per cent invested in commercial mortgages.

Asset and Liability Management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management. Most of Prudential's methods fall into two major categories: cash flow analysis for interest-sensitive business and stochastic modelling/scenario testing for equity price risk sensitive business.

Shareholders' Funds

On the achieved profits basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 31 December 2001 were £8,150 million, a decrease of £626 million from 31 December 2000. The decrease principally reflects short-term fluctuations in investment returns, combined with dividends declared and the impact of adopting active assumptions, offset by operating profits of £1,186 million.

Statutory basis shareholders' funds, which are not affected by fluctuations in the value of investments in the Prudential Assurance Company (PAC) long-term fund, were almost unchanged at £3,950 million against £3,971 million in 2000.

Prudential Assurance Company's Inherited Estate

In order to support our with-profits business, we hold a substantial amount of working capital in PAC's long-term fund. Without such working capital, we could not provide the benefits associated with smoothing and guarantees, or invest such a high proportion of the main with-profits fund's assets in equities and property, for the benefit of both policyholders and shareholders.

To meet our obligations to existing policyholders, we expect to have to pay out over time assets equal to policyholders' accumulated 'asset shares' plus any additional payments that may be required, by way of smoothing or to meet guarantees. The balance at any time of the main with-profits fund, which is not expected to be paid out to the current generation of with-profits policyholders as claim values, represents the major part of Prudential Assurance's working capital and is called the 'inherited estate'.

To ensure that policyholders' benefits are secure, we are required by regulations to hold a substantial amount of capital in our long-term fund, so that we can demonstrate at all times that the Company is solvent and able to meet its obligations to all policyholders. The inherited estate provides most of this solvency capital.

In addition, we can use the inherited estate to absorb the costs of significant events, such as fundamental strategic change in our long-term business and, as approved by the UK regulator, the cost of providing redress for past pension mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities including acquisitions.

The size of the inherited estate, by its nature as working capital, fluctuates from year to year depending on investment returns, and the extent to which the capital is required to meet smoothing costs, guarantees and any other unforeseen events. We estimate that at 31 December 2001, the inherited estate, after taking into account pension mis-selling costs and anticipated costs of fundamental strategic change, is in the range £6 billion to £8 billion.

In the normal course of events the inherited estate is required to support the in force business, so neither policyholders nor shareholders can have any expectation that they will receive any distribution of the inherited estate, other than through the normal process of smoothing and meeting guarantees in adverse investment conditions.

However, we believe that it would be beneficial if there were to be greater clarity as to the status of the inherited estate. We continue to pursue opportunities to resolve its ultimate attribution between policyholders and shareholders, and have, since 1996, been discussing this attribution with the relevant UK supervisory authorities. The attribution of inherited estates has also been a subject of public debate in the UK.

FUNDS UNDER MANAGEMENT – ANALYSIS BY BUSINESS AREA

	Equities		Fixed income securities		Property		Other investments		Investments held to cover linked liabilities		Total	
	2001 £bn	2000 £bn	**2001 £bn**	2000 £bn	**2001 £bn**	2000 £bn	**2001 £bn**	2000 £bn	**2001 £bn**	2000 £bn	**2001 £bn**	2000 £bn
UK Operations	**39.9**	50.2	**34.9**	28.3	**10.3**	10.1	**3.7**	2.8	**12.3**	13.3	**101.1**	104.7
US Operations	**0.2**	0.2	**21.9**	18.9	**0.1**	0.1	**4.6**	4.9	**3.5**	3.7	**30.3**	27.8
Prudential Asia	**0.8**	0.8	**2.4**	1.4	**0.1**	0.1	**0.8**	0.5	**0.9**	0.6	**5.0**	3.4
Prudential Europe									**0.6**	0.6	**0.6**	0.6
Retained centrally							**0.2**	0.2			**0.2**	0.2
Total	**40.9**	51.2	**59.2**	48.6	**10.5**	10.3	**9.3**	8.4	**17.3**	18.2	**137.2**	136.7
External funds											**25.6**	28.6
Total funds under management											**162.8**	165.3

However, we have not been discussing or considering any actual distribution of the inherited estate. Our current expectation is that, for the foreseeable future, the entire inherited estate will need to be retained within the long-term fund for the purposes described earlier.

Any proposal which resulted in a portion of the inherited estate being attributed solely to shareholders would require the interests of policyholders in the inherited estate to be taken into account. Such proposals may or may not be made.

Financial Strength of Insurance Operations
A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. The free asset ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 12 per cent at the end of 2001, compared with 17 per cent at 31 December 2000. The reduction during the year principally reflects the significant fall in equity markets around the world.

The statutory valuation has been prepared on a conservative basis in accordance with the valuation rules, and without use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts.

Solvency requirements in the UK include the establishment of a resilience reserve which makes prudent allowance for potential future movements in investment values. The Financial Services Authority (FSA) relaxed the recommended resilience tests in September 2001 in response to the changing economic conditions and extreme market movements at that time. Pending the outcome of FSA consultation on the resilience tests that should be applied in the future, we have applied the rigorous resilience tests previously specified by the FSA (prior to September) in line with the tests we adopted in 2000. As at 31 December 2001, the overall liability was based on the following combined resilience scenario:

- a fall in equity values of 25 per cent;
- a fall in property values of 20 per cent;
- a fall in bond values of 17 per cent (consistent with an increase in interest rates of three per cent).

The long-term funds remain well capitalised and the PAC long-term fund is rated AAA by Standard & Poor's and Aaa by Moody's.

At 31 December 2001, 69 per cent of the assets of the fund were held in equities and property, including 15 per cent in international equities, 15 per cent in property and 39 per cent in UK equities. This reflects our strategic asset allocation of the fund between equities and other classes of assets and represents a switch over the last couple of years away from equities into investment grade bonds. The fund had an investment return of negative 3.5 per cent in 2001. This compares to a fall in the FTSE all-share index of 15 per cent over the same period and represents a strong investment performance from M&G and from our fund managers in America and in Asia.

The capital adequacy position of Jackson National Life remains strong with a risk based capital ratio of 296 per cent of the regulatory minimum. As a core business to the Group, JNL's financial strength is also rated AAA by Standard & Poor's. Adequate solvency levels have been maintained by our insurance operations in Asia.

Recent Accounting Pronouncements
In December 2000, the Accounting Standards Board published a new accounting standard, FRS 19, 'Deferred tax', which replaced SSAP 15. We adopted the new standard early and have restated our 2000 comparatives accordingly. The adoption of the new standard has had a limited impact on our shareholder results. On the statutory basis, profits after tax and minority interests for 2000 after restatement fell from £688 million to £657 million and shareholders' capital and reserves at 1 January 2001 fell by £49 million to £3,971 million. The main impact has been on the fund for future appropriations where, on a restated basis, additional deferred tax principally on unrealised investment appreciation of £2,350 million was established at 31 December 2000. This has no impact on shareholders' funds.

While FRS 17, 'Retirement benefits', only comes fully into effect for periods ending on or after 22 June 2003, certain disclosures are required for our 2001 financial statements. When fully implemented, the standard will require that companies include the whole of any pension surplus or deficit of defined benefit schemes in their balance sheet and has changed the way in which pension surpluses and deficits are valued. In particular, it requires assets of the scheme to be valued at their market value at the Company's year end, while pension liabilities are required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. Despite adverse market conditions our three main staff schemes (the Prudential Staff Pension scheme, the Scottish Amicable Staff Pension scheme, and the M&G Group Pension scheme) all remained in surplus for the year ended 31 December 2001 on the FRS 17 basis. The aggregate surplus before deferred tax provision, representing prepaid contributions, attributable to the Company at the year end was £585 million (£441 million attributable to the PAC with-profits fund, and £144 million attributable to shareholder financed operations). The disclosure required by the accounting standard is incorporated in note 19 on page 62 of the full financial statements.

PRUDENTIAL ASSURANCE COMPANY WITH-PROFITS LIFE FUND ASSET DISTRIBUTION



- UK Equities 38.5%
- Alternative Assets 1.6%
- International Equities 14.8%
- M&G Fixed Interest 19.4%
- PPMA Fixed Interest 8.4%
- Property 14.9%
- Cash 2.4%

International Accounting Standard for Insurance

The International Accounting Standards Board (IASB) has undertaken a project to develop and implement an accounting standard for insurance. The IASB is currently reviewing the draft statement of principles prepared by its predecessor body, the International Accounting Standards Committee. The IASB's timetable is to implement a standard by 2005. In addition, the European Union will require all European insurers to implement IASB standards in 2005.

The final shape of the standard is uncertain, but it is likely to be based on an 'asset and liability' model requiring insurance liabilities to be valued at a fair value, calculated using risk free rates, while not permitting the deferral of acquisition costs. The standard will differ considerably from the approach used since 1995 by the UK life industry for statutory reporting, and since 1997 for supplementary reporting as Achieved Profits. In particular, policies which are principally investment products are likely to be excluded from the definition of insurance contracts. The value of new business recognised on sale is likely to be limited. Once adopted, accounts prepared under the international accounting standard will replace accounts prepared under the Modified Statutory Basis (MSB).

The implementation of the proposed standard will present considerable challenges for the industry worldwide, requiring development of accounting and actuarial systems. In order for European companies to meet the EU timetable, the standard needs to be published in final form in 2003.

In the UK, the information provided to investors by the supplementary financial information on the Achieved Profits basis allows investors and other users of the accounts to assess the profitability and value created from new business written and the management of in force business subsequent to sale. Prudential expects to continue publishing this information in the future following the implementation of the international standard as the statutory reporting basis.

As a large institutional investor and leading global insurance company, Prudential supports the work of the IASB and made contributions totalling US$50,000 in 2001.

Procurement

Over the past year we have increased our focus on expenditure with third parties, implementing procurement processes and strategies to reduce significantly our operating expenses. Opportunities have been identified to capture synergies across the Group, and e-procurement is being implemented across the UK businesses to reduce transactional costs. Greater value for money is now being secured in marketing, IT and other business areas, through the use of professional procurement best practice.

Supervision

From 1 December 2001, the Financial Services Authority (FSA) took formal responsibility for the regulation and supervision of all our authorised UK insurance, investment and banking businesses under the Financial Services and Markets Act 2000.

During 2001, the various UK regulators whose functions had been absorbed into the FSA merged their supervisory teams dealing with our businesses into one team in the FSA's Major Financial Groups Division. Matters being dealt with by the previous supervisors were taken over by the new team and an induction programme has been undertaken to help familiarise the new team with each of Prudential's UK businesses.

In addition, the FSA considers a view of the Group's management of its non-UK businesses, in order to understand how pan-Group risks are managed. This helps the FSA meet its statutory objectives.

Risk Management

The Group has established a continuous process for identifying, managing and reporting the Group's risks that is regularly reviewed by the Board. The main features of this process are as follows:

Investment

The respective responsibilities of the Board and business unit management for investment strategy, compliance and performance are clearly defined. There are also detailed rules governing investment dealing and settlement (including the use of derivatives), incorporating details of procedures and authority levels.

Underwriting

The Group operates controls over underwriting exposures covering both risks accepted and reinsured. Exposure limits are reviewed annually.

Financial control procedures

Detailed controls, applicable across the Group, are laid down in financial and actuarial procedures manuals.

Performance planning and monitoring

There is a comprehensive planning and performance monitoring system based on key performance indicators for each business area. The Group Board receives regular reports on the performance of the Group against plan, together with frequent financial forecasts and projections.

Financial position

The Board receives regular reports from the Group Finance Director on financial matters and receives annual reports from the relevant senior actuaries on the financial condition of the Group's principal long-term insurance businesses.

Philip Broadley, Group Finance Director

PRUDENTIAL IS ONE OF ONLY 10 INSURANCE COMPANIES WORLDWIDE WITH AAA FINANCIAL STRENGTH RATINGS FROM BOTH STANDARD & POOR'S AND MOODY'S.

There are increasing references to corporate social responsibility (CSR) in both legislation and codes of conduct that are applicable to our business.

During 2001 we conducted a review of our approach to CSR to ensure that our existing focus was appropriate for our business in the future.

Having a sound reputation for behaving responsibly will contribute to our long-term financial success and to our primary objective of increasing shareholder value. As an investor, we believe that well managed and growing businesses will as a matter of course take account of their contribution to society in taking their business forward. In November, we announced a range of initiatives designed to add clarity to our approach to CSR. One of these, our first on-line CSR report, is available at www.prudential.co.uk and contains detailed information about our policies and programmes across the Group. These include:

Group Code of Conduct

Our Group Code of Conduct presents the minimum standards of ethical business practice that we expect from employees, agents and others working on behalf of the Group. It covers our dealings with a range of stakeholders with an interest in how our business is managed, from our shareholders, customers, staff and suppliers to the communities in which we are an employer.

Prudential Plan for Life Learning

Plan for Life Learning is our new financial literacy programme that we are developing in association with established charities and educational bodies, currently in the UK. The programme aims to enable people from a diverse range of backgrounds to improve their skills and confidence in managing their finances. Programmes currently supported through Plan for Life Learning include:

A financial literacy programme with the National Association of Citizens Advice Bureaux (NACAB). Our funding will enable NACAB to appoint a project manager who will help the CAB service to roll out new learning opportunities and guidance on financial literacy matters. Our support will also be used to establish a fund through which CAB can receive grants for new financial literacy initiatives.

The Personal Finance Education Group's 'Excellence and Access' Project. This will enable teachers to become skilled and confident in teaching personal finance in secondary schools and thereby give young people the confidence to make independent and informed decisions about their personal finances.

We will continue to build Plan For Life Learning during 2002, extending access to financial education and improving financial literacy for people from a diverse range of backgrounds.

Environment

During 2001, we announced our intention to produce our first detailed environment report, documenting our environmental policy and the progress on environmental management made within our UK business since July 1999, when our environment programme began. This is available at www.prudential.co.uk. We recognise that, through our day to day business activities and the investments made on behalf of customers we have an impact on the environment. We are committed to minimising that impact and preventing pollution and unnecessary damage to the environment from our operations.

Our Employees

We recognise that recruiting, retaining and developing the best talent is essential in order to maintain a competitive advantage. We are fully committed to investing for the long term in our people and our businesses offer a range of staff development and learning opportunities. Many courses are now delivered through on-line technology, which provide fast and efficient learning options. For example:

- Prudential Corporation Asia has established a training programme, known internally as PRUuniversity, offering employees certified development and training programmes through a web-based knowledge portal and lessons at the University's physical 'campuses' in each business location.

- In the UK, Prudential offers development opportunities through 'Einstein', a desktop portal which provides access to a range of learning opportunities, with an emphasis on interpersonal skills. M&G employees can also access development courses through an e-learning website known as 'The I'.

- Jackson National Life helps to meet the costs of continuing education opportunities for staff, in addition to providing a range of training options including courses delivered via computer technology.

Community

We are committed to supporting the communities where we are an employer. We aim to build strong, relevant and long-term associations that meet our business objectives and are of real value to the organisations with whom we work. Our support consists of cash donations as well as support in kind, such as the expertise of our staff, office space, computer equipment and other gifts in kind. In 2001, these contributions amounted to £2.8 million, of which £1.3 million was spent on charitable donations. Our community investment is international, reflecting our business structure and local priorities. Initiatives in 2001 included:

- Our office in Vietnam worked in partnership with the British government to establish a vocational school for underprivileged children in Ho Chi Minh City.

- In the US, Jackson National Life continued to be a leading contributor to the United Way in Lansing, a local umbrella fundraising organisation which disperses funds to charitable organisations improving the quality of life of local people. In addition, JNL employees donated their own money to the United Way.

- In the UK, our offices focus on funding educational initiatives. In Reading we funded the local branch of the Workers' Education Association which provides learning opportunities for women from ethnic minorities. Staff also volunteer to mentor school pupils or help improve their skills in reading, IT, and numeracy.

Socially Responsible Investment in the UK

We believe that well managed and growing businesses will as a matter of course take account of wider social and environmental issues in taking their businesses forward. In considering companies' performance on these matters, M&G, our European fund manager, looks for a well reasoned and practical approach which may vary according to each company's circumstances.

The Prudential plc Board is fully committed to ensuring that CSR issues are properly integrated into our wider Group strategy. Philip Broadley, Group Finance Director, has taken on executive responsibility for this going forward.


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12

Executive Directors

1. Jonathan Bloomer FCA (Age 47)
A director since 1995 and Group Chief Executive since March 2000. Previously Deputy Group Chief Executive and Group Finance Director. Non-executive director of Egg plc. Non-executive director of Railtrack Group plc. Member of the Practitioner Panel of the Financial Services Authority. Board Member of the Association of British Insurers.

2. Philip Broadley FCA (Age 41)
Group Finance Director since May 2000. Previously he was with the UK firm of Arthur Andersen where he became a partner in 1993. He specialised in providing services to clients in the financial services industry, including regulators and government agencies in the UK and US.

3. Clark Manning (Age 43)
A director since January 2002. President and Chief Executive Officer of Jackson National Life since November 2001. Previously Acting Chief Executive Officer and Chief Operating Officer of Jackson National Life which he joined in 1995. Previously Senior Vice President and Chief Actuary for SunAmerica Inc, and previous to that Consulting Actuary at Milliman & Robertson Inc. Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

4. Michael McLintock (Age 40)
A director since September 2000. Chief Executive of M&G since February 1997, a position he held at the time of M&G's acquisition by Prudential in March 1999. Joined M&G in October 1992. Non-executive director of Close Brothers Group plc since May 2001.

5. Mark Tucker (Age 44)
A director since 1999. Chief Executive of Prudential Corporation Asia since 1994. Previously the General Manager of Prudential, Hong Kong from 1989 to 1992 and Senior Vice President of Operations of Jackson National Life from 1992 to 1994. Joined Prudential in 1986.

6. Mark Wood (Age 48)
A director since June 2001 and Chief Executive of Prudential's UK and European Insurance Business. Non-executive director of European e-commerce technology company Lost Wax since January 2002. Previously Chief Executive of Axa UK plc (formerly Sun Life & Provincial Holdings plc) and Axa Equity and Law plc, and Managing Director of AA Insurance. Previously a director of Guardian Royal Exchange plc and deputy chairman of the Association of British Insurers.

Non-executive Directors

7. Sir Roger Hurn (Age 63)
A director since February 2000 and Chairman since May 2000. Deputy Chairman of GlaxoSmithKline plc and previously Deputy Chairman of Glaxo Wellcome plc. Non-executive director of Cazenove Group plc since May 2001. Previously a non-executive director of Imperial Chemical Industries PLC, Chairman of Smiths Industries plc and Marconi plc, and a non-executive director of SG Warburg Group. Chairman of the Court of Governors at the Henley Management College.

8. Sir David Barnes CBE (Age 66)
A director since 1999. Non-executive Chairman of Imperial Cancer Research Technology Limited. Non-executive Deputy Chairman of Syngenta AG. Deputy Chairman of AstraZeneca plc to April 2001 and previously Chief Executive of Zeneca PLC. Previously Deputy Chairman of Business in the Community.

9. Ann Burdus (Age 68)
A director since 1996. Non-executive director of Next plc. Council member of the Institute of Directors. Previously a non-executive director of Safeway Group plc and previously a committee member of the Automobile Association.

10. Roberto Mendoza (Age 56)
A director since May 2000. Non-executive Chairman of Egg plc. Non-executive director of ACE Limited, Reuters Group PLC and Vitro SA. Co-CEO of Hancock, Mendoza, Dachille & Merton, Limited. Previously Vice Chairman and director and a member of the Corporate Office of JP Morgan & Co, Inc., and a managing director of Goldman Sachs.

11. Rob Rowley (Age 52)
A director since 1999. Retired as a director of Reuters Group PLC in December 2001. Previously Chief Executive of the Reuterspace Division and Finance Director of Reuters Group PLC.

12. Sandy Stewart (Age 68)
A director since 1997. Chairman of Murray Extra Return Investment Trust plc and of the Scottish Amicable (supervisory) Board. Previously a practising solicitor and Chairman of Scottish Amicable Life Assurance Society.

Ages as at 14 March 2002.

The directors support the Combined Code on Corporate Governance annexed to the Listing Rules issued by the Financial Services Authority (the 'Code'). The Company has complied throughout the accounting period ended 31 December 2001 with all the Code provisions set out in Section 1 of the Code, save for the appointment of a senior independent director. We have applied the principles in the manner described below and in the Remuneration Report.

Organisational Structure

The organisational structure of the Group is clearly defined by reference to business units for which individual business unit chief executives are responsible. They report to the Group Chief Executive. The Board, the members of which are set out on pages 22 and 23, meets regularly, usually eight times a year with a separate strategy day and additional meetings as and when required. In 2001 the Board met 13 times and there were a further nine Board Committee meetings in addition to the regular Board Committees. The Board determines the objectives and strategy for the Group. It has set out the specific matters which are reserved to it for decision.

Authority is delegated to the Group Chief Executive for implementing the strategy and for managing the Group. In discharging his responsibility, the Group Chief Executive works with a group executive committee, comprising all the business unit heads and is also assisted by a Group head office team of functional specialists.

The head of each business unit, who in respect of their business unit responsibilities report to the Group Chief Executive, has authority for management of that business unit and has established a management board comprising the most senior executives in that business unit.

All directors have direct access to the advice and services of the Company Secretary who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. Full Board papers are provided to all directors approximately one week before each Board or committee meeting.

Board Committees

The Board has established the following committees of non-executive directors with written terms of reference:

Audit Committee

Rob Rowley (Chairman)
Ann Burdus
Sandy Stewart

The Audit Committee normally meets six times a year and assists the Board in meeting its responsibilities under the Code in ensuring an effective system of financial reporting, internal control and risk management. It provides a direct channel of communication between the external and internal auditors and the Board and assists the Board in ensuring that the external audit is conducted in a thorough, objective and cost-effective manner. It also reviews the Internal Audit annual work plan. The terms of reference of the Audit Committee include reviewing annually with the management of the Company and the external auditors, the performance of the external auditors and the extent of their non-audit services; and the value for money obtained from auditors' fees for both statutory audit work and non-audit work. The Audit Committee annually reviews the auditors' independence. The external audit was last put out to competitive tender in 1999. The minutes of Audit Committee meetings are circulated to the Board after each meeting.

The Chairman, the Group Chief Executive, the Group Finance Director and other members of the senior management team, together with the external auditors usually attend meetings of the Committee except when the Committee wishes to meet alone. The Committee also meets privately with both external and internal auditors on a regular basis.

Remuneration Committee

Sir David Barnes (Chairman)
Ann Burdus
Roberto Mendoza
Rob Rowley
Sandy Stewart

Upon appointment to the Board, all non-executive directors (except the Chairman) automatically become members of the Remuneration Committee.

The Remuneration Committee normally meets at least twice a year to review remuneration policy and determines the remuneration packages of the executive directors and certain other senior executives. Additional meetings of the Remuneration Committee are held as necessary during the year. In framing its remuneration policy, the Committee has given full consideration to the provisions of Section 1B of and Schedule A to the Code. The Remuneration Report prepared by the Board is set out on pages 27 to 32. In preparing the Report, the Board has followed the provisions of Schedule B to the Code.

Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about the Committee's proposals relating to the remuneration of all executive directors and certain other senior executives. The Committee has access to professional advice inside and outside the Company.

Nomination Committee
Sir Roger Hurn (Chairman)
Sir David Barnes
Ann Burdus
Sandy Stewart

The Nomination Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates.

Independent Professional Advice
The Board has approved a procedure whereby directors have the right in furtherance of their duties to seek independent professional advice at the Company's expense.

Copies of any instructions and advice given by an independent professional adviser to a director is supplied by the director to the Company Secretary who will, unless otherwise instructed by the director concerned, circulate to other directors any necessary information to ensure that other members of the Board are kept informed on issues arising affecting the Company or any of its subsidiaries.

No director obtained independent professional advice during 2001.

Directors' Independence, Training and Re-election
The non-executive directors were throughout the year and continue to be considered to be independent. Given the calibre and experience of our non-executive directors and given that the roles of the Chairman of the Board, Audit Committee and Remuneration Committee are split, the Board does not believe that it is appropriate at this time to recognise a senior independent director, other than these Chairmen, to whom concerns can be conveyed in respect of relevant issues. The Company is one of the UK's largest institutional investors and the Board does not believe that this situation compromises the independence of those non-executive directors who are also on the boards of companies in which the Company has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

Non-executive directors are appointed initially for a three-year term. The appointment is reviewed towards the end of this period. Upon appointment, all non-executive directors embark upon an induction programme that will usually take the form of visits to different business areas in the Group where the opportunity is taken for the newly appointed director to meet members of staff. Training is available for executive directors where appropriate.

All directors are required to submit themselves for re-election at regular intervals and at least every three years, and at the AGM following their reaching the age of 70.

Relations with Shareholders
As a major institutional investor, the Company is acutely aware of the importance of maintaining good relations with its shareholders. The Company regularly holds discussions with major shareholders and a programme of meetings took place during 2001. Information on the Company is also made available on our website at www.prudential.co.uk.

The Annual General Meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday, 9 May 2002 at 11.00am. The Company believes the Annual General Meeting is an important forum for both institutional and private shareholders and encourages attendance by all its shareholders. At its Annual General Meeting in 2001, the Company indicated the balance of proxies lodged for each resolution after it had been dealt with on a show of hands and the total percentage of share capital voted on all resolutions. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution. The Company discloses the number of the proxy votes received to any shareholder upon request after the Annual General Meeting. The notice of the Annual General Meeting and related papers are sent to shareholders at the same time as the Annual Report and Annual Review and Summary Financial Statement more than 20 working days before the meeting. At the 2002 Annual General Meeting, as with last year's meeting, questions will be sought from shareholders.

Financial Reporting
The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 36 to 70 and the supplementary information on pages 75 to 84. It is the responsibility of the auditors to form an independent opinion, based on their audit of the financial statements and their review of the supplementary financial statements; and to report their opinions to the Company's shareholders. Their opinions are given on pages 71 and 85.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the results for the period and which comply with the Companies Act 1985. In preparing those statements, the directors ensure that suitable accounting policies are selected and applied consistently, that reasonable and prudent judgements and estimates are made and that applicable accounting standards are followed. They also ensure that appropriate accounting records are maintained which disclose with reasonable accuracy at any time the financial position of the Company and enable them to prepare the financial statements and that reasonable steps are taken to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

After making appropriate enquiries, the directors consider that the Group has adequate resources to continue its operations for the foreseeable future. They therefore continue to use the going concern basis in preparing the financial statements.

Internal Control

The Board has responsibility for the Group's system of internal control and for reviewing its effectiveness. The control procedures and systems the Group has established are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss. The system of internal controls includes financial, operational and compliance controls and risk management. In reviewing the risk management framework the Company has during the year commissioned independent reports on its risk management processes and procedures.

The Group Risk Framework, adopted in 1999, requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group.

As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group's businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of controls in place to manage them. The assessment is reviewed regularly through the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive and Group Finance Director.

Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of this review were reported to and reviewed by the Audit Committee and confirmed that the processes described above and required by the Group Risk Framework were in place throughout 2001 and complied with Internal Control: Guidance for Directors on the Combined Code (the Turnbull guidance). Internal Audit undertakes a review for the Audit Committee of the operation of the risk management process throughout the Group.

In addition Internal Audit execute a comprehensive risk based audit plan throughout the Group, from which all significant issues are reported to the Audit Committee.

The Group's internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three year projections. Executive management and the Board receive monthly reports on the Group's actual performance against plan, together with regularly updated forecasts. The Group's risk management procedures are further described in the Financial Review.

The Remuneration Committee of the Board is made up wholly of independent non-executive directors and is responsible for setting remuneration policy and individual remuneration packages for executive directors. The Board has adopted the principles of good corporate governance relating to directors' remuneration as set out in the Combined Code ('the Code') and complies with the provisions of Section 1B of and Schedules A and B to the Code.

The members of the Remuneration Committee during 2001 were:
Sir David Barnes (Chairman)
Ann Burdus
Bridget Macaskill (who was a member until the date of her resignation from the Board on 16 March 2001)
Roberto Mendoza
Rob Rowley
Sandy Stewart

Executive Directors' Remuneration

Remuneration policy

The policy of the Company is to provide competitive remuneration packages in order to recruit and retain world class executives. In addition to salary and pensions, this is achieved through annual incentives and long-term incentive plans directly related to the Company's longer-term performance.

As a result of a review of the Group's remuneration policy and the current arrangements for executive directors, new incentive plans are being introduced from 2002 subject to shareholders' approval. In addition an executive shareholding policy is also being introduced from 2002. The new arrangements are detailed in a shareholders' circular dated 4 April 2002.

Salary

The Remuneration Committee normally reviews executive directors' salaries annually, having regard to business results, individual accountabilities and performance, and market conditions. Independent surveys are obtained on salary levels in major international companies in both the financial and non-financial sectors in relevant locations.

Annual incentive plans

The annual incentive plan for directors is designed to encourage value creation over the performance period while supporting sustained long-term value creation. The awards for all executive directors are based on performance against stretching quantitative financial and business targets in the business plans as well as personal performance. Annual bonus awards are non-pensionable.

For 2001, with the exception of Michael McLintock who has an annual bonus award in line with remuneration levels in the investment management industry, executive directors were eligible for awards of up to 110 per cent of basic salary at the end of the performance period, ie at the end of 2001. The award for on target performance is 50 per cent of basic salary at the end of 2001, paid in cash. For performance above target, part of the award is made in Prudential plc shares deferred for three years during which time dividends accumulate for the benefit of the award holders.

Benefits and protections

Executive directors receive certain benefits, principally the provision of company cars or allowances, participation in medical insurance schemes and in some cases security arrangements. These benefits are not pensionable.

In addition, the Company provides certain protections for directors and senior managers against personal financial exposure which they may incur in their capacity as such.

Service contracts

The normal notice of termination which the Company is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months' notice period applies. The contracts of employment for all executive directors contain a 12 months' notice period, including Mark Wood who was appointed to the Board in 2001 without an initial longer notice period. When considering termination of service contracts, the Committee will have regard to the specific circumstances of each case, including mitigation.

Policy on external appointments

Subject to the Board's approval, executive directors are able to accept a limited number of external appointments as non-executive directors of other organisations.

Non-executive Directors' Remuneration

Non-executive directors do not have service contracts and are not eligible to participate in annual incentive plans, long-term incentive plans or pensions. Their fees are determined by the Board subject to the overall limit set by the shareholders, and reflect their individual responsibilities including membership of Board Committees.

The basic fees payable to each non-executive director is £32,500 per annum. It is intended that the non-executive directors will continue to use a portion of their fees to purchase shares in the Company which they will hold at least until their retirement from the Board.

With effect from 1 June 2001, the respective Chairmen of the Audit and Remuneration Committees were paid an additional fee of £5,000 per annum in respect of their respective roles and the other directors on each Committee were paid an additional fee of £2,500 per annum. It is intended that each year the net amount of these fees will be used by the non-executive directors to purchase shares in the Company, which will be held at least until their retirement from the Board. In 2001 the fee received by Sir Roger Hurn as Chairman was £300,000. In addition, Sandy Stewart, as Chairman of the supervisory board of the Scottish Amicable Insurance Fund received a fee of £30,000 and Roberto Mendoza as Chairman of Egg received a fee of £75,000.

Directors' Remuneration

	Salary/Fees £000	Bonus £000	Benefits £000	Total 2001 £000	Total 2000 £000
Executive directors					
Keith Bedell-Pearce (retired 31/12/01, note 3)	340	165	46	551	458
Jonathan Bloomer	660	298	58	1,016	848
Philip Broadley (appointed 11/5/00)	350	158	35	543	293
Les Cullen (resigned 29/2/00, note 4)	–	–	–	–	122
Sir Peter Davis (resigned 29/2/00)	–	–	–	–	105
Derek Higgs (retired 30/11/00)	–	–	–	–	511
Michael McLintock (appointed 1/9/00, note 5)	310	1,108	28	1,446	453
Mark Tucker (note 6)	400	815	129	1,344	1,119
Mark Wood (appointed 21/6/01, note 7)	211	515	8	734	–
Total executive directors	2,271	3,059	304	5,634	3,909
Non-executive directors					
Michael Abrahams (retired 5/5/00)	–	–	–	–	23
Sir David Barnes	35	–	–	35	29
Ann Burdus	35	–	–	35	29
Sir Roger Hurn (appointed 17/2/00, Chairman 5/5/00)	300	–	9	309	200
Sir Martin Jacomb (retired 5/5/00)	–	–	–	–	65
Bridget Macaskill (resigned 16/3/01)	8	–	–	8	29
Roberto Mendoza (appointed 25/5/00)	109	–	–	109	68
Rob Rowley	37	–	–	37	29
Sandy Stewart	65	–	–	65	55
Total non-executive directors	589	–	9	598	527
Overall total	2,860	3,059	313	6,232	
Overall total 2000	2,664	1,456	316		4,436

Notes

1. The highest paid director for 2001 was Mark Tucker whose emoluments, including the value of rights granted to him under the long-term incentive plan, were £1,578,350. Additionally in 2001 the Company made a pension contribution of £47,480 on his behalf to the Prudential Staff Pension Scheme. The highest paid director for 2000 was Sir Peter Davis whose emoluments were £2,476,000 and on whose behalf the Company made pension contributions of £47,000.

2. The annual bonus figure comprises both the element paid in cash and the value of shares awarded under the scheme that are deferred for three years.

3. Keith Bedell-Pearce's bonus includes a payment of £45,000 recognising his contribution to the Company's long-term objectives.

4. In 2000, Les Cullen also received compensation for the loss of office of £276,000.

5. Michael McLintock's bonus includes a payment of £327,250 that was included in his contractual arrangements following the purchase of M&G in 1999.

6. Mark Tucker's bonus includes a payment of £495,350 from his 1999 Asian long-term incentive plan. His benefits include an allowance of £124,000 for housing paid to reflect his expatriate circumstances.

7. Mark Wood's bonus includes a payment of £275,000 in respect of his joining the Company.

Directors' Long-term Incentive Plans
Since 1996 up to and including 2001, the Group's primary long-term incentive plan was the Restricted Share Plan which was designed to provide rewards contingent upon the achievement of pre-determined returns to shareholders.

Under the Restricted Share Plan executive directors have received annual grants of conditional awards of shares in the Company which are held in trust for three years.

In 2001, it became apparent that long-term incentive awards made in the market had moved significantly. Therefore for 2001, for the Group Chief Executive, the conditional Restricted Share Plan award was equivalent to 200 per cent of basic salary at the time of the award and for Michael McLintock the award was equivalent to 80 per cent of basic salary. For Philip Broadley and Mark Tucker, the award was equivalent to 160 per cent of basic salary. The shares were valued at their average share price during the preceding calendar year, and the award price used for the 2001 award was 975.6 pence (2000 – 921.7 pence).

At the end of the three-year performance period, a right to receive shares at no cost to the individual may be granted dependent on the Company's Total Shareholder Return (TSR) relative to other companies in the FTSE 100 share index over the performance period. In addition, the Remuneration Committee must be satisfied with the Company's underlying financial performance during this period. No rights will be granted if the Company's TSR percentile ranking is 60th or below and the maximum grant will be made only if the TSR percentile ranking is 20th or above. Between these points, the size of the grant made is calculated on a straight line basis. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

Details of conditional awards made under the Plan are shown below. These shares are held in trust and represent the conditional awards out of which rights may be granted, as stated above, at the end of the relevant performance period.

In respect of the 1999 Restricted Share Plan, the Company's TSR was ranked 43rd out of the 84 relevant comparator companies remaining in the FTSE 100 (i.e., 51st percentile) for the three-year performance period ended on 31 December 2001. As a result, rights will be granted over 22.5 per cent of the shares conditionally awarded to executive directors. The 2000 and 2001 Restricted Share Plans run to 31 December 2002 and 31 December 2003 respectively and any grants under these plans will be based on the TSR ranking determined at the end of each performance period. Performance under these plans was ranked respectively at percentile positions 67th and 62nd on the basis of TSR performance at 31 December 2001.

The table below shows the awards made under the Restricted Share Plan:

	Conditional share awards outstanding at 1 Jan 2001	Conditionally awarded in 2001	Rights (options) granted in 2001	Market value of rights granted in 2001 £000*	Conditional share awards outstanding at 31 Dec 2001	Release year
Keith Bedell-Pearce	36,024		30,620	234		
	28,664				28,664	2002
	28,209				28,209	2003**
	92,897		30,620	234	56,873	
Jonathan Bloomer	45,390		38,581	295		
	36,308				36,308	2002
	63,470				63,470	2003
		135,301			135,301	2004
	145,168	135,301	38,581	295	235,079	
Philip Broadley	18,806				18,806	2003
		57,401			57,401	2004
	18,806	57,401			76,207	
Michael McLintock	13,019				13,019	2003
		25,420			25,420	2004
	13,019	25,420			38,439	
Mark Tucker	36,024		30,620	234		
	28,664				28,664	2002
	31,247				31,247	2003
		65,601			65,601	2004
	95,935	65,601	30,620	234	125,512	

* The market value of rights granted in 2001 is based on the market value of the shares over which rights are granted on the day of the grant.

** Following his retirement, no release will be made in respect of the 2000 RSP award to Keith Bedell-Pearce.

Directors' Long-term Incentive Plans continued
Details of awards under other long-term incentive schemes are set out below:

Michael McLintock – long-term awards
To reflect his role as Chief Executive of M&G, Michael McLintock also participates in a long-term incentive plan designed to provide a cash reward based on the economic and investment performance of M&G over a three-year period. Awards under the plan are made in the form of phantom share options and phantom restricted shares, vesting at the end of the performance period.

He held awards for the year 2001 with face values of £225,000 in phantom restricted shares and £367,800 in phantom share options.

Mark Tucker – long-term awards
To reflect his role as Chief Executive, Prudential Asia, Mark Tucker also participates in a cash-based long-term incentive plan that provides rewards in respect of the Group's Asian operations. This plan is designed to provide reward contingent upon the rate of growth in value of those operations over a three-year period. The threshold performance criteria under the plan is that the growth in value must be greater than 15 per cent per annum over the period. Any payment for performance above threshold is made following the end of the performance period. The on-target payout is 100 per cent of basic salary at the beginning of the period, for which an annual growth rate of 35 per cent is required. The payment for the 1999 award is included in the Directors' Remuneration table.

Mark Wood – share awards and long-term awards
In order to secure the appointment of Mark Wood, on joining Prudential he was granted Prudential plc share awards expected to be released as follows: 71,569 shares (31 July 2002), 15,080 shares (31 July 2003) and 31,672 shares (31 December 2003).

In addition, to reflect his role as Chief Executive UK & Europe, Mark Wood also participates in a long-term incentive plan designed to provide reward contingent upon the rate of growth in appraisal value of UK and Europe over a three-year period. The threshold performance criteria under the 2001 plan is that the growth in appraisal value must be greater than eight per cent per annum over the period. Any award above threshold performance is made following the end of the performance period. The on-target payout is 75 per cent of basic salary at the end of the period, for which an annual growth rate of 11.5 per cent per annum is required.

Directors' Shareholdings
As a condition of serving, all executive and non-executive directors have been required to hold 2,500 shares in the Company. These shares must be acquired within two months of appointment to the Board if the director does not own that number upon appointment. As stated above, non-executive directors also use a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

The interests of directors in shares of the Company are shown below. These interests include shares awarded under the Share Participation Plan (the previous annual incentive plan) and the share awards made to Mark Wood on appointment. In addition, interests include rights granted under the 1997 and 1998 Restricted Share Plan where the executive has yet to exercise his right to receive shares. Awards that remain conditional under the Restricted Share Plan are excluded. All interests are beneficial except non-beneficial interests in 6,300 shares in respect of Philip Broadley and in 9,875 shares in respect of Sandy Stewart.

	1 Jan 2001*	31 Dec 2001
Sir David Barnes	3,971	4,778
Keith Bedell-Pearce	144,654	178,289
Jonathan Bloomer	112,947	152,623
Philip Broadley	10,722	10,381
Ann Burdus	2,938	3,844
Sir Roger Hurn	10,000	10,000
Michael McLintock	2,820	3,884
Roberto Mendoza	2,765	3,444
Rob Rowley	2,799	3,680
Sandy Stewart	9,025	13,533
Mark Tucker	134,713	174,150
Mark Wood	2,550	120,900

* Or date of appointment if later.

Clark Manning held 2,500 shares at the date of his appointment as a director on 2 January 2002.

Interests of directors in shares of the Company's listed subsidiary, Egg plc, are shown below:

	1 Jan 2001	31 Dec 2001
Keith Bedell-Pearce	1,410	1,410
Jonathan Bloomer	470	470
Philip Broadley	470	470
Roberto Mendoza	200,000	200,000
Rob Rowley	940	940

Philip Broadley is connected to a not-for-profit organisation which disposed of 1,400 shares, 900 shares, 700 shares and 3,300 shares of the Company on 3 January, 18 January, 25 January and 28 February 2002 respectively. He had no beneficial interest in such shares. He acquired 1,038 shares of the Company, held beneficially, on 26 February 2002. With these exceptions, there were no changes in interests between 31 December 2001 and 6 March 2002.

Directors' Share Options

The Restricted Share Plan replaced the Executive Share Option Scheme (ESOS) in 1995 as the Group's primary long-term incentive plan. Outstanding options under ESOS remain in force and are set out below together with options under the Savings-Related Share Option Scheme. The Savings-Related Share Option Scheme is open to all UK and certain overseas employees and options up to Inland Revenue limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed.

	Options outstanding at 1 Jan 2001	Granted in year	Exercised in year	Options outstanding at 31 Dec 2001	Exercise price (pence)	Earliest exercise date	Latest exercise date
Keith Bedell-Pearce	189,000			189,000	201	1995	2002
	105,000			105,000	328	1996	2003
	60,500			60,500	309	1997	2004
	2,267*			2,267*	344	2003	2003
	3,259*			3,259*	359	2003	2004
	360,026			360,026			
Jonathan Bloomer	196,750			196,750	315	1998	2005
	226,750			226,750	315	2000	2005
	7,677*			7,677*	254	2002	2002
	2,247*			2,247*	751	2005	2005
	433,424			433,424			
Philip Broadley	1,327*			1,327*	730	2003	2004
Michael McLintock	4,538*			4,538*	380	2003	2003
Mark Tucker	4,074*		4,074*		254		
	2,172*			2,172*	359	2003	2004
	1,348*			1,348*	751	2005	2005
		1,041*		1,041*	648	2006	2007
	7,594	1,041	4,074	4,561			
Mark Wood		2,835*		2,835*	648	2008	2009

* Savings-Related Share Option Scheme.

Notes

1. The market price of shares at 31 December 2001 was 796 pence. The highest and lowest share price during 2001 were 1,095 pence and 568 pence respectively.
2. The market price of shares was 778 pence when Mark Tucker exercised options of 4,074 shares, resulting in a gain on exercise of £21,348.
3. Keith Bedell-Pearce will be entitled to exercise his Savings-Related share options as a result of his retirement.

Directors' Pensions

It is the Company's policy to offer executive directors the facility to save for retirement through efficient pension vehicles. Changes were introduced by the UK Government in 1989 which restrict the pension provision which can be made under Inland Revenue approved pension schemes for new entrants after 31 May 1989 to benefits on annual basic salary up to a threshold known as the earnings cap. The earnings cap for the 2001/2002 tax year is £95,400 per annum. For this reason executive directors employed since 1989 are offered a combination of Inland Revenue approved pension schemes and supplementary provision.

Inland Revenue approved pension schemes

Directors are eligible for one of two Inland Revenue approved pension schemes on the same basis as other employees.

The Prudential Staff Pension Scheme (PSPS) is a non-contributory defined benefit scheme, which provides a pension of 1/60 of Final Pensionable Earnings for each year of service on retirement at age 60 with an option to commute pension for a tax-free cash sum. The scheme also provides on death in service, a lump sum of four times Pensionable Salary, a spouse's pension of the greater of 25 per cent of Pensionable Salary or 54 per cent of prospective pension at 60, and childrens' pensions of the greater of 8.33 per cent of Pensionable Salary or 18 per cent of prospective pension at 60 in accordance with the scheme rules. On death in retirement, a spouse's pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent, but in recent years all pensions in payment have been increased fully in line with the Retail Prices Index.

Directors' Pensions continued

Inland Revenue approved pension schemes continued

Mark Tucker and Keith Bedell-Pearce, having commenced employment before 1989, are eligible for benefits from PSPS on all basic salary. Keith Bedell-Pearce also has a special arrangement whereby his pension accrued since the age of 50 has been enhanced to 1/30 for each year of service. Philip Broadley and Mark Wood are eligible for benefits from PSPS on basic salary up to the earnings cap. Jonathan Bloomer only receives a lump sum death benefit of four times basic salary up to the earnings cap from PSPS.

The M&G Group Pension Scheme (MGGPS) is a contributory defined benefit scheme that provides a target pension of 2/3 of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service. The MGGPS also has an option to commute pension for a tax-free cash sum. The scheme provides on death in service, a lump sum of four times Pensionable Salary and a spouse's pension of 50 per cent of prospective pension at 60 in accordance with the scheme rules. On death in retirement, a spouse's pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent, but in recent years all pensions have been increased fully in line with the Retail Prices Index. Members currently contribute 2.4 per cent of basic salary towards the cost of the benefits.

Michael McLintock is eligible for benefits under MGGPS on basic salary up to the earnings cap.

Supplementary arrangements

Directors are entitled to taxable salary supplements calculated on a formula based on their basic salary not covered for pension benefits under an Inland Revenue approved scheme.

Directors may elect to have this salary supplement paid directly to them or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name. In either case it is a taxable emolument.

In addition directors are eligible for death benefits broadly equivalent to the PSPS death benefits (both the lump sum and the capitalised value of spouse's and children's pensions) on that part of their basic salary not covered by the Inland Revenue approved scheme under the Prudential Supplementary Life Assurance Scheme (PSLAS). The premiums paid by the Company to this scheme are a taxable benefit.

Details of directors' pension entitlements under Inland Revenue approved defined benefit schemes and the pre-tax contribution to salary supplements and/or FURBS are set out below:

	Age at 31 Dec 2001	Years of pensionable service at 31 Dec 2001	Additional pension earned (excluding inflation) in year £000	Accrued entitlement based on normal retirement age		Pre-tax contribution to salary supplement and/or FURBS	
				31 Dec 2001 £000	31 Dec 2000* £000	2001 £000	2000 £000
Keith Bedell-Pearce**	55	31	44	225	178	–	–
Jonathan Bloomer	47	–	–	–	–	198	169
Philip Broadley	40	1	2	3	1	76	39
Michael McLintock	40	9	2	19	17	61	20
Mark Tucker	44	16	24	127	101	–	–
Mark Wood	48	less than 1	1	1	0	56	0
Total						391	228

*Or date of appointment to Board if later.

**As Keith Bedell-Pearce has retired from the Board, the augmentation to pension described in previous reports is now incorporated in the accrued pension figures shown above.

Total contributions to directors' pension schemes including payments by the Company to PSPS, MGGPS and PSLAS were £575,000 (2000 – £571,000).

Service Contracts of Directors Proposed for Election or Re-election

Clark Manning and Mark Wood, who are proposed for election, and Mark Tucker, who is proposed for re-election, have service contracts of 12 months. Ann Burdus and Rob Rowley, who are proposed for re-election, do not have service contracts.

On behalf of the Board of directors

Sir David Barnes
Chairman of the Remuneration Committee
14 March 2002

Sir Roger Hurn
Chairman
14 March 2002

Principal Activity and Business Review
Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in Europe, the US and Asia. Particulars of principal subsidiary undertakings are given in note 30 on page 65. The Group's business and likely future developments are reviewed in the Chairman's Statement on page 2, the Group Chief Executive's Review on pages 3 to 5, the Business Review on pages 6 to 13 and the Financial Review on pages 14 to 20. Particulars of important events affecting the Group which have occurred since the end of the financial year are detailed in note 35 on page 70.

Financial Statements and Supplementary Information
The consolidated balance sheet on pages 40 and 41 shows the state of affairs of the Group at 31 December 2001. The Company's balance sheet appears on page 42 and the consolidated profit and loss account on pages 36 to 38. Information prepared on the achieved profits basis of financial reporting is provided on pages 74 to 85. A summary of the statutory basis results is shown on page 35. There is a five year review of the Group on pages 72 and 73.

Dividends
The directors have declared a final dividend for 2001 of 16.7 pence per share payable on 29 May 2002 to shareholders on the register at the close of business on 22 March 2002. The dividend for the year, including the interim dividend of 8.7 pence per share paid in 2001, amounts to 25.4 pence per share compared with 24.5 pence per share for 2000. The total cost of dividends for 2001 was £504 million.

Payment Policy
It is the policy of the Group to agree terms of payment when orders for goods and services are placed and to pay in accordance with those terms. Trade creditor days, based on the ratio of trade creditors at the year-end to the amounts invoiced by trade creditors during the year, were 22 days.

Directors
The present directors are shown on pages 22 and 23. Bridget Macaskill resigned as a director on 16 March 2001. Keith Bedell-Pearce retired as a director on 31 December 2001. Mark Wood and Clark Manning were appointed directors on 21 June 2001 and 2 January 2002 respectively and in accordance with the Articles of Association retire and offer themselves for election at the Annual General Meeting. Rob Rowley, Mark Tucker and Ann Burdus retire by rotation at the Annual General Meeting and offer themselves for re-election. Details of directors' interests in the share capital of the Company and its listed subsidiary Egg plc are set out in the Remuneration Report on page 30.

Employees
The following information is given principally in respect of employees of the Group in the United Kingdom. The policy towards employees overseas is the same but the practical application of the policy varies according to local requirements.

Equal Opportunity
Our equal opportunities policy is to be fair, responsible and caring in all aspects of our business. We recognise, respect and value difference and diversity. We will treat everyone fairly and with dignity. We are working towards equality as part of our normal way of doing things because we believe it is the right thing to do for our people, our customers and our success. Full consideration is given to continuing the employment of staff who become disabled and to provide training and career development opportunities to disabled employees.

Employee Involvement
The Group has effective communication channels through which employees' views can be sought on issues which concern them. Prudential's European Employee Forum provides an opportunity for elected staff representatives to consult with senior management on strategic European business issues. Each Prudential business in Europe is represented on the Forum. M&G's Staff Consultative Committee promotes communication throughout M&G and is the forum for dialogue on a range of issues of interest to staff.

In 2001 employees were again invited to participate in the Prudential Savings-Related Share Option Scheme. The Scheme has now been operating for over 18 years and a majority of UK staff currently participate. The Prudential International Savings-Related Share Option Scheme ('ISOS') for employees in Hong Kong, Malaysia and Singapore has been operating for two years. In 2001 employees in Taiwan and India joined the Scheme. On average just over 30 per cent of employees in those countries covered by the ISOS currently participate.

The trustees of each of the Group's UK pension schemes include individuals elected by the members of those schemes.

Donations
We are committed to supporting the communities where we are an employer. In 2001 we spent £2.8 million in support of the community. Within this, direct donations to charitable organisations amounted to £1.3 million. Charitable giving benefits a wide range of organisations including those involved with financial literacy, education, regeneration and family welfare. The Group's policy not to make donations to political parties, within the normal meaning of that expression, has not changed and the Group did not make any such donations in 2001.

Auditors
A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be put to the Annual General Meeting.

Shareholders
The number of accounts on the share register at 31 December 2001 was 84,936 (88,603). Further information about shareholdings in the Company is given on page 86. At 6 March 2002 the Company had received notification in accordance with Sections 198 to 202 of the Companies Act 1985 from Legal & General Investment Management Limited of a holding of 3.0049 per cent of the Company's share capital.

On behalf of the Board of directors

Peter Maynard
Company Secretary
14 March 2002

SUMMARY OF STATUTORY BASIS RESULTS

The following table shows the statutory basis results reported in the profit and loss account on pages 36 to 38.

It does not form part of the statutory financial statements.

	2001 £m	Restated† 2000 £m
Operating profit before tax (based on long-term investment returns) before amortisation of goodwill		
General business:		
UK Insurance Operations	79	33
Re-engineering costs*	(7)	–
Balance on the general business technical account (analysed on page 36)	72	33
Long-term business:		
UK Operations:		
UK Insurance Operations	435	468
M&G	–	35
US Operations	282	459
Prudential Asia (net of development expenses of £19m (£3m))	25	36
Prudential Europe (net of development expenses of £29m (£18m))	(24)	(10)
UK re-engineering costs attributable to shareholders*	(41)	–
Balance on the long-term business technical account before tax (analysed on pages 37 and 38)	677	988
M&G	75	90
US broker dealer and fund management	16	7
Egg	(88)	(155)
Other income and expenditure (analysed on page 54)	(130)	(123)
Group operating profit before amortisation of goodwill	622	840
Items excluded from operating profit before amortisation of goodwill:		
Amortisation of goodwill	(95)	(84)
Short-term fluctuations in investment returns	(480)	(48)
Merger break fee (net of related expenses)	338	–
Profit on business disposals	–	239
Total	(237)	107
Statutory basis profit on ordinary activities before tax (analysed on page 38)	385	947
Tax on profit on ordinary activities:		
Tax on operating profit before amortisation of goodwill	(174)	(260)
Tax on items excluded from operating profit before amortisation of goodwill	153	(54)
Total tax on profit on ordinary activities	(21)	(314)
Minority interests	25	24
Statutory basis profit for the financial year after minority interests:		
Operating profit after tax and related minority interests before amortisation of goodwill	460	591
Items excluded from operating profit after tax before amortisation of goodwill	(71)	66
Total statutory basis profit for the financial year after minority interests	389	657
Earnings per share		
Based on operating profit after tax and related minority interests before amortisation of goodwill	23.3p	30.2p
Based on total statutory profit for the financial year after minority interests – basic	19.7p	33.5p
Dividend per share	25.4p	24.5p

† The tax charge, minority interests and earnings per share for 2000 have been restated for the implementation of FRS 19 on deferred tax (see note 4).

* Part of re-engineering costs of UK Insurance Operations of £48m borne by shareholders' funds.

General Business Technical Account	Note	2001 £m	2000 £m
Gross premiums written	6	390	333
Outwards reinsurance premiums	35	(333)	(12)
Premiums written, net of reinsurance		57	321
Change in the gross provision for unearned premiums		(25)	(10)
Change in the provision for unearned premiums, reinsurers' share	35	158	1
Earned premiums, net of reinsurance		190	312
Allocated investment return transferred from the non-technical account	10(a)	37	47
Claims paid:			
Gross amount		(254)	(215)
Reinsurers' share		6	7
Net of reinsurance		(248)	(208)
Change in the provision for claims:			
Gross amount		32	(31)
Reinsurers' share	35	158	0
Net of reinsurance		190	(31)
Claims incurred, net of reinsurance		(58)	(239)
Net operating expenses (including re-engineering costs of £7m (£nil))	8,14	(95)	(79)
Change in the equalisation provision		(2)	(8)
Balance on the general business technical account	8,10(a)	72	33

Following the sale of the Group's UK home and motor general insurance operations (see note 35), gross premiums written and the balance on the general business technical account relate to discontinued operations.

Long-term Business Technical Account

	Note	2001 £m	Restated† 2000 £m
Gross premiums written	6	**15,196**	14,173
Outwards reinsurance premiums		**(180)**	(109)
Earned premiums, net of reinsurance		**15,016**	14,064
Investment income	12	**9,394**	13,835
Claims paid:			
Gross amount		**(13,209)**	(13,936)
Reinsurers' share		**130**	95
Net of reinsurance		**(13,079)**	(13,841)
Change in the provision for claims:			
Gross amount		**31**	(128)
Reinsurers' share		**(1)**	3
Net of reinsurance		**30**	(125)
Claims incurred, net of reinsurance		**(13,049)**	(13,966)
Change in long-term business provision:			
Gross amount		**(7,233)**	(6,239)
Reinsurers' share		**221**	123
Net of reinsurance		**(7,012)**	(6,116)
Change in provisions for linked liabilities, net of reinsurance		**901**	554
Change in other technical provisions, net of reinsurance		**(6,111)**	(5,562)
Net operating expenses (including re-engineering costs of £193m (£nil))	8,14	**(1,982)**	(1,729)
Investment expenses and charges	15	**(539)**	(421)
Unrealised losses on investments		**(10,667)**	(8,922)
Tax attributable to the long-term business	16	**241**	(166)
Allocated investment return transferred from the non-technical account		**385**	57
Transfer from the fund for future appropriations		**7,754**	3,480
Balance on the long-term business technical account		**442**	670

† The tax charge and the transfer from the fund for future appropriations for 2000 have been restated for the implementation of FRS 19 on deferred tax (see note 4).

Gross premiums written and the balance on the long-term business technical account relate to continuing operations.

Non-technical Account	Note	2001 £m	Restated† 2000 £m
Balance on the general business technical account	8	72	33
Balance on the long-term business technical account		442	670
Tax credit attributable to balance on the long-term business technical account	16	235	318
Balance on the long-term business technical account before tax	8	677	988
Profit on insurance activities		749	1,021
Other activities			
Investment income	12	199	140
Allocated investment return transferred to the long-term business technical account		(385)	(57)
Investment expenses and charges	15	(162)	(144)
Unrealised losses on investments		(162)	(7)
Allocated investment return transferred to the general business technical account		(37)	(47)
Other income:			
UK investment management and products result		75	90
US broker dealer and fund management		16	7
Merger break fee (net of related expenses)	8	338	–
Profit on business disposals		–	239
Other charges:			
Corporate expenditure		(63)	(56)
Banking	10(b)	(88)	(155)
Amortisation of goodwill	17	(95)	(84)
Loss on other activities	8	(364)	(74)
Profit on ordinary activities before tax	8	385	947
Tax on profit on ordinary activities	16	(21)	(314)
Profit for the financial year before minority interests		364	633
Minority interests		25	24
Profit for the financial year after minority interests		389	657
Dividends:			
Interim (at 8.7p (8.2p) per share)		(172)	(162)
Final (at 16.7p (16.3p) per share)		(332)	(322)
Total dividends		(504)	(484)
Retained (loss) profit for the financial year		(115)	173
Reconciliation of operating profit before amortisation of goodwill to profit on ordinary activities*			
Continuing operations		550	807
Discontinued general business operations		72	33
Operating profit before amortisation of goodwill based on long-term investment returns	8	622	840
Amortisation of goodwill	17	(95)	(84)
Operating profit based on long-term investment returns		527	756
Short-term fluctuations in investment returns	8	(480)	(48)
Merger break fee (net of related expenses)	8	338	–
Profit on business disposals	8	–	239
Profit on ordinary activities before tax	8	385	947
Basic earnings per share			
Based on operating profit after tax and related minority interests before amortisation of goodwill of £460m (£591m) and 1,978m (1,959m) shares	5	23.3p	30.2p
Based on profit for the financial year after minority interests of £389m (£657m) and 1,978m (1,959m) shares	5	19.7p	33.5p
Diluted earnings per share			
Based on profit for the financial year after minority interests of £389m (£657m) and 1,982m (1,968m) shares	5	19.6p	33.4p
Dividend per share		25.4p	24.5p

† The tax charge, minority interests and earnings per share for 2000 have been restated for the implementation of FRS 19 on deferred tax (see note 4).

* For the purposes of this analysis, operating profit is determined on a long-term investment return basis and before amortisation of goodwill. Management consider this to be the most meaningful definition of operating profit.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
YEAR ENDED 31 DECEMBER 2001

	2001 £m	Restated† 2000 £m
Profit for the financial year after minority interests	**389**	657
Exchange movements	**52**	120
Total recognised gains relating to the financial year	**441**	777
Prior year adjustment (note 4)	**(49)**	
Total gains and losses recognised since previous Annual Report	**392**	

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' CAPITAL AND RESERVES
YEAR ENDED 31 DECEMBER 2001

	Ordinary share capital (note 27) £m	Share premium (note 27) £m	Retained profit and loss reserve £m	Total £m
1 January 2000, as originally reported	98	249	3,077	3,424
Prior year adjustment†			(20)	(20)
1 January 2000, as restated	98	249	3,057	3,404
Total recognised gains relating to 2000, as restated			777	777
Dividends			(484)	(484)
Goodwill on sale of holding in associate company			90	90
New share capital subscribed	1	183		184
Transfer for shares issued in lieu of cash dividends		(20)	20	
Charge in respect of shares issued to qualifying employee share ownership trust		46	(46)	
31 December 2000, as originally reported	99	458	3,463	4,020
Prior year adjustment†			(49)	(49)
1 January 2001, as restated	**99**	**458**	**3,414**	**3,971**
Total recognised gains relating to 2001			**441**	**441**
Dividends			**(504)**	**(504)**
New share capital subscribed	**1**	**41**		**42**
Transfer for shares issued in lieu of cash dividends		**(20)**	**20**	
Charge in respect of shares issued to qualifying employee share ownership trust		**54**	**(54)**	
31 December 2001	**100**	**533**	**3,317**	**3,950**

† Total recognised gains relating to 2000 and the movement in capital and reserves for 2000 have been restated for the implementation of FRS 19 on deferred tax (see note 4).

Assets	Note	2001 £m	2000 £m
Intangible assets			
Goodwill	17	1,687	1,611
Investments			
Land and buildings	22	10,487	10,303
Investments in participating interests	23	87	83
Other financial investments	24	109,328	108,125
	33	119,902	118,511
Assets held to cover linked liabilities	25	17,453	18,323
Reinsurers' share of technical provisions			
Provision for unearned premiums	35	163	5
Long-term business provision		589	353
Claims outstanding	35	221	62
Technical provisions for linked liabilities		330	396
		1,303	816
Debtors			
Debtors arising out of direct insurance operations:			
Policyholders		270	237
Intermediaries		2	2
Debtors arising out of reinsurance operations		21	14
Other debtors:			
Tax recoverable		174	50
Other		511	574
		978	877
Other assets			
Banking business assets:			
Egg	10(b)	8,037	7,895
US Operations		935	708
Tangible assets	26	241	288
Cash at bank and in hand	33	1,436	1,402
Own shares (ordinary shares of parent company)	27	52	31
Present value of acquired in force long-term business	18	138	133
Present value of future margins relating to advances from reinsurers		135	148
		10,974	10,605
Prepayments and accrued income			
Accrued interest and rent		1,125	1,150
Deferred acquisition costs:			
Long-term business		3,175	2,935
General business		29	17
Other prepayments and accrued income		143	105
		4,472	4,207
Total assets		156,769	154,950

Liabilities	Note	2001 £m	Restated† 2000 £m
Capital and reserves			
Share capital	27	**100**	99
Share premium	27	**533**	458
Profit and loss account		**3,317**	3,414
Shareholders' funds – equity interests		**3,950**	3,971
Minority interests		**118**	137
Fund for future appropriations	9	**13,202**	20,917
Technical provisions			
Provision for unearned premiums		**202**	175
Long-term business provision		**98,511**	91,006
Claims outstanding		**980**	1,022
Equalisation provision		**40**	38
	13	**99,733**	92,241
Technical provisions for linked liabilities	13	**17,783**	18,719
Provision for other risks and charges			
Deferred tax	16	**2,005**	2,777
Deposits received from reinsurers		**192**	323
Creditors			
Creditors arising out of direct insurance operations		**420**	213
Creditors arising out of reinsurance operations		**341**	21
Debenture loans	31	**2,244**	1,585
Amounts owed to credit institutions	31	**1,052**	909
Other borrowings	31	**1,543**	230
Jackson National Life funding arrangements	31	**2,816**	1,920
Other creditors including taxation and social security:			
Banking business liabilities:			
Egg	10(b)	**7,465**	7,386
US Operations		**868**	654
Tax		**338**	661
Final dividend		**332**	322
Other creditors		**1,901**	1,544
		19,320	15,445
Accruals and deferred income		**466**	420
Total liabilities		**156,769**	154,950

† As a result of restating comparatives for 2000 to reflect the implementation of FRS 19 on deferred tax, the provision for deferred tax at 31 December 2000 was increased by £2,445m. This increase in provision is matched by reductions of £2,350m in the fund for future appropriations, £49m in shareholders' capital and reserves and £46m in technical provisions.

BALANCE SHEET OF THE COMPANY

	Note	2001 £m	2000 £m
Fixed assets			
Investments:			
Shares in subsidiary undertakings	28	5,179	4,972
Loans to subsidiary undertakings	28	2,920	1,673
		8,099	6,645
Current assets			
Debtors:			
Amounts owed by subsidiary undertakings		185	307
Tax recoverable		9	–
Other debtors		24	6
Cash at bank and in hand		16	35
		234	348
Less liabilities: amounts falling due within one year			
Bank loans and overdrafts		–	(20)
Commercial paper	31	(1,417)	(160)
Amounts owed to subsidiary undertakings		(204)	(260)
Tax payable		–	(20)
Final dividend		(332)	(322)
Sundry creditors		(31)	–
Accruals and deferred income		(44)	(47)
		(2,028)	(829)
Net current liabilities		(1,794)	(481)
Total assets less current liabilities		6,305	6,164
Less liabilities: amounts falling due after more than one year			
Debenture loans	31	(1,698)	(967)
Amounts owed to subsidiary undertakings		(2,729)	(3,206)
		(4,427)	(4,173)
Total net assets		1,878	1,991
Capital and reserves			
Share capital	27	100	99
Share premium	27	533	458
Profit and loss account	29	1,245	1,434
Shareholders' funds		1,878	1,991

The financial statements on pages 36 to 70 and the supplementary information on pages 75 to 84 were approved by the Board of directors on 14 March 2002.

Sir Roger Hurn
Chairman

Jonathan Bloomer
Group Chief Executive

Philip Broadley
Group Finance Director

CONSOLIDATED CASH FLOW STATEMENT

	Note	2001 £m	2000 £m
Operations			
Net cash inflow from operations	33	**51**	398
Servicing of finance			
Interest paid on core structural shareholder borrowings		**(103)**	(119)
Tax			
Tax (paid) recovered		**(44)**	138
Acquisitions, disposals and similar items			
Net cash (outflow) inflow from:			
Acquisition of subsidiary undertakings	33	**(182)**	(167)
Merger break fee received	8	**338**	–
Flotation of Egg and business disposals		**–**	195
Net cash inflow from acquisitions, disposals and similar items		**156**	28
Equity dividends			
Equity dividends paid		**(494)**	(461)
Net cash outflow before financing		**(434)**	(16)
Financing			
Issue of debenture loans	31	**649**	–
Redemption of loan notes	31	**(9)**	(114)
Movement on credit facility utilised by investment subsidiaries managed by US fund management operation	33	**404**	(31)
Issues of ordinary share capital (net of expenses and related transfer to share ownership trust)	33	**42**	184
Net cash inflow from financing		**1,086**	39
Net cash inflow for the year		**652**	23

	Note	2001 £m	2000 £m
The net cash inflow was invested as follows:			
Portfolio investments			
Purchases:			
Ordinary shares		**20**	9
Fixed income securities		**2,416**	146
		2,436	155
Sales:			
Ordinary shares		**(155)**	(71)
Fixed income securities		**(504)**	(246)
		(659)	(317)
Net purchases (sales) of portfolio investments	33	**1,777**	(162)
(Decrease) increase in cash and short-term deposits, net of overdrafts	33	**(1,125)**	185
		652	23

In accordance with FRS 1, this statement shows only the cash flows of general business and shareholders' funds.

1. Nature of Operations

Prudential plc (the 'Company') together with its subsidiaries (collectively, the 'Group' or 'Prudential') is an international financial services group with its principal operations in the United Kingdom, the United States, Asia and continental Europe. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited ('PAC'), Prudential Annuities Limited, Scottish Amicable Life plc, M&G Group plc, and Egg plc; and in the US through Jackson National Life Insurance Company. The Group also has operations in Singapore, Hong Kong, Malaysia, Taiwan and other Asian countries. In Europe, the Group has operations in Ireland, France and Germany. Prudential offers a wide range of retail financial products and services and fund management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investments and deposit and mortgage banking services.

Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK, Asia and Europe. The principal products written by Jackson National Life in the US are interest sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, equity linked indexed deferred annuities and term life insurance.

2. Basis of Presentation

The consolidated financial statements are prepared in accordance with the provisions of Section 255A of, and Schedule 9A to, the Companies Act 1985 which cover the disclosures applicable to insurance companies and groups.

The consolidated financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice ('UK GAAP'), including Financial Reporting Standards ('FRS') and Statements of Standard Accounting Practice ('SSAP') and also in accordance with the Statement of Recommended Practice, 'Accounting for Insurance Business', issued in December 1998 by the Association of British Insurers (the 'ABI SORP').

FRS 17, 'Retirement benefits' was issued in November 2000. This standard specifies how costs of providing retirement benefits, in particular for defined benefit schemes, should be recognised and disclosed in the financial statements. Disclosures relating to the closing balance sheet position became effective for accounting periods ended on or after 22 June 2001. The Company has adopted the standard in this respect and details are disclosed in note 19. The additional requirements of FRS 17 in respect of performance statements are not mandatory for the 2001 financial statements and have not been adopted by the Company.

FRS 18, 'Accounting policies' was issued in December 2000. This standard sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users to understand the accounting policies adopted and how they have been applied. The standard is effective for accounting periods ended on or after 22 June 2001. Where appropriate, additional disclosures have been made in these financial statements to comply with the standard.

FRS 19, 'Deferred tax' was also issued in December 2000. This standard requires deferred tax to be recognised on most types of timing differences, in particular for gains and losses on assets that are continuously revalued to fair value where changes in fair value are recognised in the profit and loss account. The standard is effective for financial statements relating to accounting periods ended on or after 23 January 2002. However, early adoption is encouraged. The Company has adopted the standard in these financial statements with comparative figures for 2000 restated for consistency of approach. Details of the change and the effect on the financial statements are shown in note 4.

The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2001. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All intercompany transactions are eliminated on consolidation except for investment management fees charged by M&G and the Group's US and Asia fund management operations to long-term business funds.

The consolidated profit and loss account comprises a general business technical account (property and casualty insurance business); a long-term business technical account (life insurance, pension, disability and sickness insurance and annuity business); and a non-technical account. The non-technical account includes the results of the Group's insurance operations. The insurance operations are presented by category of income and expenditure in each respective technical account. The balances (profits on insurance activities for the year) from the general and long-term business technical accounts are then included in the non-technical account and combined with the Group's non-insurance businesses (principally banking and fund management) to determine the consolidated profit for the financial year.

In accordance with FRS 1, 'Cash flow statements', long-term business cash flows are included in the statement of cash flows only to the extent of cash transferred to and available to meet the obligations of the Group. The statement of cash flows reflects only the cash flows of general business, the Group's other non-insurance businesses included in the non-technical account, and amounts transferred to shareholders' funds from the Group's long-term businesses.

The balance sheet of the Company is prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985, which apply to companies generally. The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

3. Significant Accounting Policies

Long-term business

The results are prepared in accordance with the modified statutory basis of reporting as set out in the Statement of Recommended Practice issued by the Association of British Insurers in December 1998.

Premiums and Claims

Premium and annuity considerations for conventional with-profits policies and other protection-type life insurance policies are recognised when due. Premium and annuity considerations for linked policies, unitised with-profits policies and other investment-type policies are recognised when received or, in the case of unitised or unit linked policies, when units are issued. Premiums exclude any taxes or duties assessed based on premiums.

Policy fees are charged to the linked, unitised with-profits and other investment-type policyholders' account balances for mortality, asset management and policy administration. These fees are recognised as revenue when charged against the policyholders' account balances.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid, and death claims are recorded when notified.

Deferred acquisition costs

Costs of acquiring new business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges are specifically identified and capitalised as deferred acquisition costs ('DAC'). The DAC asset is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue, and reviewed if profit margins have declined.

For with-profits business, the amortisation of the DAC asset is taken into account in determining the transfer from or to the fund for future appropriations. Movements on the DAC asset and amortisation for with-profits business have no direct impact on the profit attributable to shareholders.

For single premium deferred annuity business of Jackson National Life, the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on the key assumption of the expected long-term spread between the earned rate and the rate credited to policyholders. For 2001 the assumed rate was 1.75%.

Long-term business provision

Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the profits of the long-term business supporting these policies. This business is also written in parts of Asia. Such policies are called 'with-profits' policies. Prudential maintains with-profits funds within the Group's long-term business funds which segregate the assets and liabilities and accumulate the profit and loss activity related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and terminal, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

Annual bonuses are declared and credited each year to all with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account as a change in the long-term business provision in the year declared. Terminal bonuses are declared each year and accrued for policies scheduled to mature and death benefits expected to be paid during the next financial year. Terminal bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or terminal bonus declarations.

The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.0% to 5.35%. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and range from 5.0% to 6.0%. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. For accumulating with-profits business of Prudential Assurance Company, the provision has been taken as the lower of:

- the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding terminal bonus, and
- the surrender or transfer value which, having regard to policyholders' reasonable expectations, would be payable at the valuation date,

or, if greater, the value of the guaranteed liabilities excluding terminal bonus calculated on a gross premium bonus reserve method.

For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 1.6% to 5.0%, while future reversionary bonuses are assumed to fall from current levels to zero at 1.5% per year. Additional details for PAC are given in the statutory accounts of that company.

The future policyholder benefit provisions for Jackson National Life's conventional protection-type policies are determined using the net level premium method, with an allowance for surrenders and claims expenses. Rates of interest used in establishing the policyholder benefit provisions range from 6.0% to 9.5%. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheet is the policyholder account balance.

Segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The assets and liabilities of this linked business are reported as summary totals in the consolidated balance sheet.

Fund for future appropriations
The fund for future appropriations ('FFA') represents the excess of assets over policyholder liabilities for the Group's with-profits funds. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the FFA each year through a charge (credit) to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance retained in the FFA is determined after full provision for deferred tax on unrealised appreciation on investments.

Overseas subsidiaries
Results of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group's accounting policies.

In the case of Jackson National Life, US GAAP results are adjusted to comply with UK GAAP in respect of the valuation basis for fixed income securities and certain financial derivative instruments. Further details are shown in note 11.

General insurance
General insurance business is accounted for on an annual accounting basis.

Revenue recognition
Premiums are recognised when risks are assumed. The proportion of premiums written relating to periods of risk beyond any year end is recorded as an unearned premium provision and subsequently recognised in earnings proportional to the period of the risk. Premiums are presented gross of commission and exclude any taxes or duties assessed based on premium.

Deferred acquisition costs
Direct and indirect costs associated with the writing of new general insurance policies are deferred and amortised in a manner consistent with the method used for premium recognition described above.

Claims
Claims incurred include settlement and handling costs of paid and outstanding claims arising from events occurring in the year and adjustments to prior years' claims provisions. Outstanding claims include claims incurred up to, but not paid, at the end of the accounting period, whether or not reported.

An unexpired risks provision is established for any excess of expected claims and deferred acquisition costs over unearned premiums and investment returns. The assessment of expected claims involves consideration of claims experience up to the end of the accounting period. No specific provision is made for major events occurring after this date. In addition to the liability for outstanding claims, an equalisation provision has been established in accordance with the requirements of the UK Insurance Companies (Reserves) Act 1995 to reduce the impact of claims volatility. Increases in the equalisation provision are limited to certain percentages of premiums written for different lines of business as specified by statute.

Investment returns
Investment returns comprise investment income, realised gains and losses and changes in unrealised gains and losses, except for changes in unrealised gains and losses on debt securities held by Jackson National Life which are carried at amortised cost. For debt and other fixed income securities held by Jackson National Life, purchase premiums and discounts are amortised based on the underlying investments' call or maturity dates and this amortisation is included in investment returns. Realised gains and losses, including writedowns on permanent diminutions, are recognised in income on the date of sale as determined on a specific identification basis for Jackson National Life and on an average cost basis elsewhere.

Investment returns in respect of long-term business, including that on assets matching solvency capital, are included in the long-term business technical account. Other investment returns are included in the non-technical account.

Investment returns are allocated from the non-technical account to the general business technical account using the longer-term rate of return on assets supporting the general business technical account, liabilities and solvency capital. Investment returns are also allocated between the long-term business technical account and the non-technical account for the difference between the actual investment rate of return of the long-term business technical account and the longer-term rate of return on the assets backing shareholder financed long-term business (primarily Jackson National Life). Further details are provided in note 5.

Reinsurance
In the normal course of business, the Group seeks to reduce loss exposure arising primarily from catastrophes or other significant adverse events by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recorded in the consolidated balance sheet representing premiums due to or payments due from reinsurers, and the share of losses recoverable from reinsurers.

Certain reinsurance contracts include significant financing elements. For these contracts the financing liability is recorded as a deposit due to the reinsurer. An asset representing the present value of future margins on the ceded business from which the financing will be repaid is also recognised on the consolidated balance sheet to the extent the reinsurer has assumed the risk that such margins will emerge.

Tax
The Group's UK subsidiaries each file separate tax returns. Jackson National Life and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75% owned subsidiary of another UK company or both are 75% owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19, issued in December 2000. The Company has chosen not to apply the option available under FRS 19 of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date.

Deferred tax on changes in the fair value of investments is recognised in the profit and loss account. The deferred tax liability in respect of revaluation of investments is recognised in shareholders' funds and the fund for future appropriations. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The tax charge for long-term business included in the long-term business technical account includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders' profits or losses attributable to that business. The shareholders' portion of the long-term business is taxed at the shareholders' rate with the remaining portion taxed at rates applicable to the policyholders.

The balance of the long-term business technical account is net of the total tax attributable to the long-term business. In order to present the profit on long-term insurance activities in the non-technical account on a pre-tax basis, a tax credit attributable to the shareholders' portion of the tax provision for long-term business, calculated at the effective tax rate (where appropriate on a long-term basis) of the underlying business, is added. This shareholder tax add-back is then included in the tax expense on the profit on ordinary activities within the non-technical account. Further details are provided in note 16.

Stock-based compensation
The Group offers share award and option plans for certain key employees and a Save As You Earn plan ('SAYE plan') for all UK and certain overseas employees. Compensation costs for non-SAYE plans are recorded over the periods during which share awards or options are earned. Compensation costs are based on the quoted market prices of the shares at the grant date less any amounts paid or payable by employees in respect of the awards. In addition shares are issued to a qualifying share ownership trust with the excess of the market price subscribed at the date of transfer by the trust over nominal value recorded by the Company in its share premium account. This amount includes the difference between the market price at the date of transfer to the trust and amounts payable by employees. A cost equal to this amount is charged directly to the profit and loss account reserve within shareholders' funds.

Pension costs
These financial statements have been prepared in accordance with the provisions of SSAP 24, 'Pension costs'. Disclosures of the balance sheet position at 31 December 2001 of the Company's defined benefit schemes, applying the methodology prescribed by FRS 17, are shown in note 19. Contributions to the Group's defined benefit plans are calculated and expensed on a basis that spreads the costs over the service lives of participants. Further details are provided in note 19. Contributions in respect of defined contribution plans are accrued by the Group when incurred.

Land and buildings
Investments in tenant and Group occupied leasehold and freehold (directly owned) properties are carried at estimated fair value, with changes in estimated fair value included in investment returns. Properties are valued annually either by the Group's qualified surveyors or professional external valuers using The Royal Institution of Chartered Surveyors ('RICS') guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings, and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value.

In accordance with SSAP 19, 'Investment properties', no depreciation is provided on investment properties (other than Group occupied) as management consider that these properties are held for investment purposes, and to depreciate them would not give a true and fair view of the Group's financial position or profit for the financial year.

Investments in participating interests
A participating interest is a beneficial equity investment where the Group exercises influence over the investee's operating and financial policies. A participating interest where the Group exercises significant influence over the investee, generally through ownership of 20% or more of the entity's voting rights, is considered to be an investment in associate. The Group's investments in associates are recorded at the Group's share of net assets. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss.

The Group's investments in joint ventures are also recorded at the Group's share of net assets. Other participating interests, where significant influence is not exercised, due to ownership being less than 20%, are carried as investments on the consolidated balance sheet at fair value.

Other financial investments
Other financial investments include equity securities; debt and other fixed income securities; mortgage and other loans; loans to policyholders and deposits with credit institutions.

Equity securities and debt and other fixed income securities
Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life, which are carried at amortised cost. Fair value is based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by management for unlisted securities. Changes in fair value are recognised in investment returns during the year of the change. Debt and other fixed income securities held by Jackson National Life are carried at amortised cost as permitted by paragraph 24 of Schedule 9A to the Companies Act 1985. The amortised cost basis of valuation is appropriate under the provisions of the ABI SORP for Jackson National Life's redeemable fixed income securities as they are held as part of a portfolio of such securities intended to be held to maturity. Further details of the valuation basis for fixed income securities of Jackson National Life are explained in note 11.

Mortgage and other loans
Loans collateralised by mortgages and other unsecured loans are carried at unpaid principal balances, net of unamortised discounts and premiums and an allowance for loan losses, except for loans held by UK insurance operations which are carried at fair value. The allowance for loan losses is maintained at a level considered adequate to absorb losses inherent in the mortgage loan portfolio.

Loans to policyholders
Loans to policyholders are carried at unpaid principal balances and are fully collateralised by the cash value of policies.

Deposits with credit institutions
Deposits with credit institutions comprise items, the withdrawal of which are subject to time constraints, and are carried at fair value. Changes in fair value are included in investment returns for the year.

Shares in subsidiary undertakings
Shares in subsidiary undertakings in the balance sheet of the Company are shown at the lower of cost and estimated realisable value.

Derivatives
Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in investment returns. For Jackson National Life, the accounting for derivative financial instruments is explained in note 11.

Securities lending
The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not removed from the Group's consolidated balance sheet, rather, they are retained within the appropriate investment classification. Management's policy is that collateral in excess of 100% of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral is included in other financial investments in the consolidated balance sheet with a corresponding liability being recorded to recognise the obligation to return such collateral. To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis.

Linked business funds
Certain long-term business policies are linked to specific portfolios of assets or to an investment-related index. Such policies provide benefits to policyholders which are wholly or partly determined by reference to the value of or income from specific investments or by reference to fluctuations in the value of an index of investments. The assets supporting the linked policies are maintained in segregated accounts in conformity with applicable laws and regulations. The segregated assets are reported at fair value within assets held to cover linked liabilities on the consolidated balance sheet. The technical provisions for linked liabilities on the consolidated balance sheet are determined based on the fair value of the underlying assets supporting the policies.

Tangible assets
Tangible assets, principally computer equipment, software development expenditure, and furniture and fixtures, are capitalised and depreciated on a straight-line basis over their estimated useful lives, generally three to ten years. Leasehold improvements are depreciated over the life of the lease. Assets held under finance leases are capitalised at their fair value.

Banking business assets and liabilities
Banking business assets consist primarily of certificates of deposit and short-term deposits with credit institutions carried at fair value and mortgage loans carried at outstanding principal balances, net of allowances for loan losses, which approximates fair value. Loan provisions are recorded for the overall loan portfolio to cover bad debts which have not been separately identified but which are known from experience to be present in the portfolio. For loans in default specific loan provisions are recorded. General provisions are raised in respect of losses, which although not specifically identified, are known from experience to be present in any such portfolios. The level of general provision is determined by the application of a number of basis points to the aspects of the portfolio which are not currently identified as delinquent but which experience suggests contains lending which will ultimately lead to losses. The number of basis points applied to the portfolios are regularly assessed against recent experience and adjusted if appropriate. Changes in loan provisions during the year are included in the consolidated profit and loss account.

Liabilities relating to the Group's banking business consist primarily of customer short-term or demand deposits, including interest accrued on the deposits.

Further details of UK banking business assets and liabilities are contained in note 10(b).

Business acquisitions
Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The difference between the fair value of the net assets of the acquired company and the fair value of the consideration given represents goodwill. Revenues and expenses of acquired entities are included in the consolidated profit and loss account from the date of acquisition in the year acquired. Gross premiums of the entities are separately presented in the consolidated profit and loss account.

Effective 1 January 1998, goodwill arising from acquisitions is reflected as an asset on the consolidated balance sheet and is amortised through the consolidated profit and loss account on a straight-line basis over its estimated useful life, not exceeding 20 years. Prior to 1 January 1998, goodwill relating to acquisitions was charged directly to shareholders' funds. As permitted under the transitional arrangements of FRS 10, 'Goodwill and intangible assets', amounts previously charged to shareholders' funds have not been reinstated as assets. Upon disposal of a business acquired prior to 1 January 1998 to which goodwill relates, the original goodwill balance is charged to the consolidated profit and loss account in determining the gain or loss on the sale.

For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset recorded for the present value of in force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio.

Shareholders' dividends
Shareholders' dividends are accrued in the period to which they relate regardless of when they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and is transferred from the share premium account.

Share premium
Share premium represents the difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of the shares issued.

Foreign currency translation
The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are translated at year-end exchange rates. The impact of these currency translations is recorded as a component of shareholders' funds within the Statement of Total Recognised Gains and Losses.

Assets and liabilities denominated in other than functional currencies are converted at closing exchange rates at the balance sheet date with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

4. Implementation of FRS 19 on Deferred Taxation

The Company has implemented FRS 19 in these financial statements. There are two primary effects of the implementation of the standard. These are to alter the basis of recognition for deferred tax assets in respect of Jackson National Life and deferred tax provisions on unrealised appreciation on investments.

On implementation of the standard the Company has chosen not to discount deferred tax assets and liabilities to allow for the time value of money.

The summary effect of the changes on the Group's earnings, fund for future appropriations, and shareholders' funds are shown below:

Revised basis of deferred tax provision, reflecting the implementation of FRS 19, as reported in these financial statements

Summarised profit and loss account and earnings per share	2001 £m	2000 £m
Profit on ordinary activities before tax	385	947
Tax*	(21)	(314)
Profit for the year before minority interests	364	633
Minority interests	25	24
Profit for the year after minority interests	389	657
Basic earnings per share	19.7p	33.5p
Balance sheet		
Total assets	156,769	154,950
Shareholders' funds	3,950	3,971
Fund for future appropriations	13,202	20,917
Deferred tax provision	2,005	2,777
Technical provisions and other liabilities	137,612	127,285
Total liabilities	156,769	154,950

Previous basis of deferred tax provision, reflecting the application of SSAP 15

Summarised profit and loss account and earnings per share	Memorandum only (estimated) 2001 £m	As previously published 2000 £m
Profit on ordinary activities before tax	385	947
Tax*	(123)	(284)
Profit for the year before minority interests	262	663
Minority interests	25	25
Profit for the year after minority interests	287	688
Basic earnings per share	14.5p	35.1p
Balance sheet		
Total assets	156,769	154,950
Shareholders' funds	3,897	4,020
Fund for future appropriations	14,981	23,267
Deferred tax provision	279	332
Technical provisions and other liabilities	137,612	127,331
Total liabilities	156,769	154,950

* The shareholder tax charge of £123m for 2001 on a SSAP 15 basis compares with a charge of £21m on the FRS 19 basis. Two factors explain the difference of £102m. For Jackson National Life, on a FRS 19 basis the recognised deferred tax asset increased by £27m over the year, whereas on a SSAP 15 basis no deferred tax asset is recognised. The remaining difference of £75m reflects the accounting treatment of deferred tax on unrealised appreciation on certain equity securities held to cover general business technical provisions and solvency capital. Previously the unrealised appreciation on these securities was regarded as a timing difference that did not require a deferred tax provision on the basis that it was not intended to sell the securities in the foreseeable future. As a result of changes to Inland Revenue rules for the taxation of unrealised appreciation on equities backing general insurance business, this treatment would no longer have been appropriate and a deferred tax provision would be necessary on a SSAP 15 basis as well as a FRS 19 basis. The £75m represents the deferred tax attaching to the unrealised appreciation as at 1 January 2001, which would already have been provided on the FRS 19 basis. The deferred tax provision at 31 December 2001 on these investments on both a FRS 19 and a SSAP 15 basis is £57m.

5. Supplemental Earnings Information

The Group uses operating profit based on long-term investment returns before amortisation of goodwill and before tax as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on general business and other shareholder business are based on the expected long-term rates of return. The expected long-term rates of return are based on historical real rates of return and current inflation expectations adjusted for consensus economic and investment forecasts. The only general business and shareholder investments that require calculation of an expected long-term rate of return are UK equity securities. For these investments the long-term rate of return is estimated at 7.5% (8.0%). The long-term dividend yield has been assumed to be 2.60% (2.75%).

For the purposes of determining the long-term investment returns of Jackson National Life for 2001, realised gains and losses arising on debt securities (including the losses arising on the recognition of permanent diminutions in value) have been averaged over five years for inclusion in operating profit. For equity-related investments of Jackson National Life for 2001, a long-term rate of return of 7.75% has been assumed and this rate has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

In prior periods longer-term investment returns included within UK basis operating profit were estimated as the aggregate of investment income and averaged realised gains and losses for both debt securities and other types of security. Comparatives for 2000 have not been restated for the refinement in policy, as the effect is immaterial to the results.

For the Group's continuing operations with investment portfolios that are both attributable to shareholders and subject to short-term volatility, and the personal lines general business that was sold in January 2002, a comparison of actual and longer-term gains is as follows:

	1993 to 2001 £m	**2001 £m**	1993 to 2000 £m	2000 £m	1993 to 1999 £m
Actual gains attributable to shareholders:					
Jackson National Life	**(181)**	**(394)**	213	(36)	249
General business and shareholders	**359**	**(71)**	430	23	407
	178	**(465)**	643	(13)	656
Longer-term gains credited to operating results:					
Jackson National Life	**196**	**(26)**	222	16	206
General business and shareholders	**260**	**28**	232	30	202
	456	**2**	454	46	408
Excess of actual gains over longer-term gains	**(278)**	**(467)**	189	(59)	248

The table shown above compares actual and long-term investment gains from 1993 to 2001. 1993 is the earliest practicable year for preparing this information on the current basis of accounting which was implemented in 1998 on the publication of the ABI SORP.

In addition, operating profit excludes gains on business disposals and similar items.

In accordance with FRS 3, the presentation of additional supplementary earnings per share information is permitted provided the earnings basis used is applied consistently over time and is reconciled to consolidated profit for the financial year. In determining operating profit, the Group has used the expected long-term investment return excluding exceptional items as management believe that such presentation better reflects the Group's underlying financial performance.

5. Supplemental Earnings Information continued

The Group's supplemental measure of its results and reconciliation of operating profit based on long-term investment returns before amortisation of goodwill to profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

	Before tax (note 8) £m	Tax (note 16) £m	Minority interests £m	Net £m	Basic earnings per share Pence
2001					
Operating profit based on long-term investment returns before amortisation of goodwill	622	(174)	12	460	23.3p
Amortisation of goodwill	(95)	–	–	(95)	(4.8)p
Short-term fluctuations in investment returns:*					
Jackson National Life	(368)	129	–	(239)	(12.1)p
Other (principally UK)	(112)	30	13	(69)	(3.5)p
Merger break fee, net of related expenses	338	(6)	–	332	16.8p
Profit on ordinary activities	385	(21)	25	389	19.7p
2000 (restated†)					
Operating profit based on long-term investment returns before amortisation of goodwill	840	(260)	11	591	30.2p
Amortisation of goodwill	(84)	–	–	(84)	(4.3)p
Short-term fluctuations in investment returns:*					
Jackson National Life	(52)	18	–	(34)	(1.7)p
Other (principally UK)	4	(15)	13	2	0.0p
Profit on business disposals	239	(57)	–	182	9.3p
Profit on ordinary activities	947	(314)	24	657	33.5p

* The adjustment from post-tax long-term investment returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from long-term investment returns to actual investment returns, includes losses of £13m attributable to these minority interests.

† Earnings per share for 2000 have been restated for the implementation of FRS 19 on deferred tax.

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	2001 Millions	2000 Millions
Weighted average shares for basic earnings per share	1,978	1,959
Shares under option at end of year (note 27)	16	20
Number of shares that would have been issued at fair value on assumed option exercise	(12)	(11)
Weighted average shares for diluted earnings per share	1,982	1,968

6. Segmental Information – Gross Premiums Written and Investment Product Contributions by Product Provider

	Long-term business		Investment products		General business		Total	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
UK Insurance Operations	8,198	7,469	–	–	390	333	8,588	7,802
M&G	–	239	1,084	1,328	–	–	1,084	1,567
Total UK Operations	8,198	7,708	1,084	1,328	390	333	9,672	9,369
Jackson National Life	5,008	5,223	–	–	–	–	5,008	5,223
Prudential Asia	1,793	1,076	9,027	2,259	–	–	10,820	3,335
Prudential Europe	197	166	–	–	–	–	197	166
Total	15,196	14,173	10,111	3,587	390	333	25,697	18,093

The geographical analysis of premiums and investment product contributions is based on the territory of the operating unit assuming the risk. A similar analysis by territory of risk would not be materially different.

7. Segmental Information – New Business by Product Distributor

	Single 2001 £m	Single 2000 £m	Regular 2001 £m	Regular 2000 £m	Annual equivalents 2001 £m	Annual equivalents 2000 £m
UK Operations						
Prudential Intermediary Business						
Individual pensions	219	196	68	54	90	74
Corporate pensions	82	94	19	15	27	24
Life	2,297	1,660	27	36	257	202
Annuities	1,172	652	–	–	117	65
Department of Social Security rebate business	64	59	–	–	6	6
	3,834	2,661	114	105	497	371
Investment products	70	101	2	3	9	13
Total	3,904	2,762	116	108		
Prudential Financial Services						
Individual pensions	26	30	26	34	29	37
Corporate pensions	469	751	131	93	178	168
Life	226	534	11	28	34	82
Annuities	663	602	–	–	66	60
Department of Social Security rebate business	185	175	–	–	19	18
	1,569	2,092	168	155	326	365
Investment products	15	43	4	12	6	16
Total	1,584	2,135	172	167		
M&G						
Individual life and pensions	–	29	–	2	–	5
Investment products	906	1,050	12	16	103	121
Total	906	1,079	12	18		
Total UK Operations	6,394	5,976	300	293		
Jackson National Life						
Fixed annuities	1,899	1,056	–	–	190	106
Equity linked indexed annuities	271	409	–	–	27	41
Variable annuities	768	1,709	–	–	77	171
Guaranteed Investment Contracts	170	365	–	–	17	36
GIC – European Medium Term Notes	1,504	1,291	–	–	150	129
Life	–	–	22	25	22	25
Total	4,612	4,830	22	25	483	508
Prudential Asia						
Insurance products	650	275	369	229	434	256
Investment products	9,027	2,259	–	–	903	226
Total	9,677	2,534	369	229		
Prudential Europe						
Insurance products	58	14	20	22	26	23
Group total						
Insurance products	10,723	9,901	693	538	1,766	1,528
Investment products	10,018	3,453	18	31	1,021	376
Total	20,741	13,354	711	569		

Annual equivalents are calculated as the aggregate of regular new business contributions and one tenth of single new business contributions.

Single new business insurance premiums include increments under existing group pension schemes and pensions vested into annuity contracts (at the annuity purchase price). Regular new business contributions are determined on an annualised basis.

Asia mutual funds under management	India £m	Taiwan £m	Other £m	Total £m
Funds at 1 January 2001	695	934	20	1,649
Net inflow	352	998	45	1,395
Market movement	24	35	(7)	52
Funds at 31 December 2001	1,071	1,967	58	3,096

8. Segmental Information – Profit on Ordinary Activities before Tax

	Balance on general business technical account		Balance on long-term business technical account before tax		Other activities		Total	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Operating profit before amortisation of goodwill								
UK Insurance Operations	**79**	33	**435**	468			**514**	501
M&G			**–**	35	**75**	90	**75**	125
Egg					**(88)**	(155)	**(88)**	(155)
Total UK Operations	**79**	33	**435**	503	**(13)**	(65)	**501**	471
US Operations:								
Jackson National Life			**282**	459			**282**	459
Broker dealer and fund management					**16**	7	**16**	7
Total US Operations			**282**	459	**16**	7	**298**	466
Prudential Asia (net of development expenses of £19m (£3m))*			**25**	36			**25**	36
Prudential Europe (net of development expenses of £29m (£18m))			**(24)**	(10)			**(24)**	(10)
Other Income and Expenditure:								
Investment income (including realised gains)**					**155**	128	**155**	128
Unrealised losses on investments					**(162)**	(7)	**(162)**	(7)
Allocations to technical accounts					**(422)**	(104)	**(422)**	(104)
Investment management expenses (note 15)					**0**	(1)	**0**	(1)
Short-term fluctuations in investment returns					**480**	48	**480**	48
Investment return and other income**					**51**	64	**51**	64
Interest payable on core structural borrowings (note 15)					**(118)**	(131)	**(118)**	(131)
Corporate expenditure:								
Group Head Office					**(39)**	(42)	**(39)**	(42)
Asia Regional Head Office*					**(24)**	(14)	**(24)**	(14)
Total					**(130)**	(123)	**(130)**	(123)
Re-engineering costs attributable to shareholders***	**(7)**	–	**(41)**	–			**(48)**	–
Group operating profit before amortisation of goodwill	**72**	33	**677**	988	**(127)**	(181)	**622**	840
Items excluded from operating profit before amortisation of goodwill								
Amortisation of goodwill (note 17)					**(95)**	(84)	**(95)**	(84)
Short-term fluctuations in investment returns (note 5)					**(480)**	(48)	**(480)**	(48)
Merger break fee net of related expenses****					**338**	–	**338**	–
Profit on Egg flotation and business disposals					**–**	239	**–**	239
					(237)	107	**(237)**	107
Statutory basis profit on ordinary activities before tax	**72**	33	**677**	988	**(364)**	(74)	**385**	947

* Asia Regional Head Office expenses of £14m incurred in 2000 and previously charged to the long-term business technical account, have been reclassified as corporate expenditure.

** Investment return and other income is shown after deducting interest payable on non-core borrowings, as described in note 15.

*** In February 2001 the Company announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. In November 2001 the Company announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of the Scottish Amicable operation under the Prudential brand. The changes also included a simplification of the organisational structure and plans for a significant reduction in operating costs. The total cost in 2001 of this restructuring, including amounts borne by the main with-profits fund, is £200m. £48m of this cost is attributable to shareholders on the modified statutory basis of reporting.

**** In March 2001 the Company entered into a merger agreement with American General Corporation, a US investment, life insurance and consumer finance group. On 11 May, following the termination of the merger and in accordance with the terms of the agreement, a fee of US$600m (£423m) was paid to the Company by American General. After deducting employment costs incurred as a consequence of the proposed merger for the Company's US operations, adviser costs, and other directly related expenses, of £85m, an exceptional item of £338m before tax has been accounted for within the Group's results.

9. Segmental Information – Net Assets and Shareholders' Funds

(a) Net assets

A segmental analysis of the fund for future appropriations and the technical provisions net of reinsurance is set out below which, although liabilities, provides a more useful indication of the assets supporting the business:

Fund for future appropriations and net technical provisions	2001 £m	Restated† 2000 £m
Fund for future appropriations:		
Scottish Amicable Insurance Fund of Prudential Assurance Company (PAC) (closed to new business and wholly attributable but not allocated to policyholders)*	**1,814**	3,082
Other Group companies (principally the with-profits fund of PAC)	**11,388**	17,835
	13,202	20,917
Technical provisions (net of reinsurance)	**116,213**	110,144
Total	**129,415**	131,061
Comprising:		
UK Operations	**98,832**	103,543
Jackson National Life	**25,055**	23,585
Prudential Asia	**4,894**	3,340
Prudential Europe	**634**	593
	129,415	131,061

† The restated fund for future appropriations for 2000 is £2,350m lower than previously reported following the implementation of FRS 19 on deferred tax.

* The Scottish Amicable Insurance Fund ('SAIF') is a separate sub-fund within the PAC long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred from the Scottish Amicable Life Assurance Society to PAC in 1997. No new business will be written in the sub-fund. The SAIF sub-fund will be managed to ensure that all the invested assets of SAIF are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of unitised with-profits life business, all future earnings arising in SAIF are retained for existing SAIF with-profits policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period will be offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF, although they are entitled to the investment management fees paid on this business. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. With the exception of certain guaranteed annuity products (as described in note 32), SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

(b) Shareholders' funds

	Net assets before core shareholder borrowings 2001 £m	Core structural borrowings of shareholder financed operations (note 31) 2001 £m	Shareholders' funds 2001 £m	Restated† Net assets before core shareholder borrowings 2000 £m	Core structural borrowings of shareholder financed operations (note 31) 2000 £m	Restated† Shareholders' funds 2000 £m
Analysis of shareholders' capital and reserves						
UK Operations:						
Long-term business operations	**494**		**494**	345		345
General business solvency capital*	**–**		**–**	135		135
M&G	**329**		**329**	341		341
Egg (note 10(b))	**380**		**380**	426		426
	1,203		**1,203**	1,247		1,247
US Operations:**						
Jackson National Life (note 11)	**2,536**	**(172)**	**2,364**	2,415	(167)	2,248
Other US operations***	**134**		**134**	85		85
	2,670	**(172)**	**2,498**	2,500	(167)	2,333
Prudential Asia	**402**		**402**	315		315
Prudential Europe	**58**		**58**	60		60
Other operations:						
Goodwill**	**1,624**		**1,624**	1,546		1,546
Holding company net borrowings	**19**	**(1,980)**	**(1,961)**	38	(1,568)	(1,530)
Other assets	**126**		**126**	0		0
	1,769	**(1,980)**	**(211)**	1,584	(1,568)	16
Total	**6,102**	**(2,152)**	**3,950**	5,706	(1,735)	3,971

† Net assets for 2000 have been restated for the implementation of FRS 19 on deferred tax.

* The 2001 figure for general business solvency capital is zero due to the sale of the business. The capital required to support the run-off of the remaining business is included within other assets of other operations.

** Total goodwill at 31 December 2001 comprises:

	£m
Held within US operations relating to purchase of broker dealer and banking businesses	63
Other operations relating to M&G and acquired Asian businesses	1,624
	1,687

*** Other US operations relate to broker dealer, fund management, intragroup funding arrangements and certain tax balances.

10. Segmental Information – UK Operations

(a) General business	Gross premiums written 2001 £m	Gross premiums written 2000 £m	Underwriting result 2001 £m	Underwriting result 2000 £m	Investment return 2001 £m	Investment return 2000 £m	Operating profit (based on long-term investment returns) 2001 £m	Operating profit (based on long-term investment returns) 2000 £m
Discontinued home and motor business	390	333	51	(3)	28	36	79	33
Re-engineering costs	–	–	(7)	–	–	–	(7)	–
Total	390	333	44	(3)	28	36	72	33
Discontinued commercial business	0	0	(9)	(11)	9	11	0	0
Total	390	333	35	(14)	37	47	72	33

(b) Banking	Operating loss 2001 £m	Operating loss 2000 £m
Interest receivable from:		
Loans and advances to banks	3	79
Loans and advances to customers	312	211
Debt securities	188	249
Other	102	118
	605	657
Interest payable on:		
Customer accounts	(313)	(451)
Other	(146)	(126)
	(459)	(577)
Net interest income	146	80
Administrative expenses	(185)	(193)
Provision for bad and doubtful debts	(68)	(37)
Other	19	(5)
Net operating loss before tax	(88)	(155)

	Balance sheet 2001 £m	Balance sheet Restated† 2000 £m
Assets		
Loans and advances to banks	67	238
Loans and advances to customers	4,712	3,736
Debt securities	3,061	3,686
Other banking assets	197	235
Total banking assets	8,037	7,895
Intragroup balances	4	–
Deferred tax asset	15	11
Other assets including tax	28	39
Total	8,084	7,945
Liabilities		
Customer accounts	5,945	7,128
Debt securities issued (note 31)	915	–
Securities sold under agreements to repurchase (note 31)	384	–
Other banking liabilities	221	258
Total banking liabilities	7,465	7,386
Intragroup liabilities	3	1
Tax balances	16	23
Debenture loans (note 31)	124	–
	7,608	7,410
Shareholders' funds:		
Group share	380	426
Minority interests	96	109
Total	8,084	7,945

† As a result of restating balance sheet comparatives for 2000 to reflect the implementation of FRS 19 on deferred tax, a deferred tax asset of £11m has been recognised.

11. Jackson National Life – Additional Detail on Basis of Presentation of Results

The results of US operations, mainly Jackson National Life, are consolidated into the Group accounts based on US Generally Accepted Accounting Principles ('US GAAP'). However, certain adjustments are made in the Group's consolidated financial statements to the US GAAP results as reported in Jackson National Life's own financial statements to comply with UK GAAP, with the Group's accounting policies, and to reflect appropriately the Jackson National Life segmental result, as set out below.

(i) The valuation basis for debt securities

Under US GAAP debt securities classified as 'available for sale' under Financial Accounting Standard ('FAS') 115 are carried in the balance sheet at fair value with movements on unrealised appreciation accounted for directly within shareholders' reserves as 'Other Comprehensive Income'. By contrast, consistent with the ABI SORP, for Group reporting purposes, all fixed income securities are carried at amortised cost subject to provision for permanent diminution in value. This accounting treatment is appropriate as the securities are held as part of a portfolio of such securities intended to be held to maturity. Movements in unrealised appreciation arising from changes in the fair value of these securities do not feature as a part of the Group's UK GAAP accounting.

(ii) The valuation basis of hedging derivative instruments

Effective 1 January 2001, for US GAAP reporting purposes, Jackson National Life was obliged to implement FAS 133 'Accounting for derivative instruments and hedging activities'. Under FAS 133, all derivative instruments are recognised in the balance sheet at their fair values, and changes in such fair values are recognised immediately in earnings unless specific hedging criteria are met. Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management programme. However, Jackson National Life has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems and personnel required to qualify for much stricter hedge accounting treatment.

In future years net earnings for Jackson National Life on a US GAAP basis are likely to reflect increased volatility owing to fair value fluctuations on its derivative instruments, particularly for interest rate swaps that are regularly used to manage risks associated with movements in interest rates. As noted above, changes in the fair value of derivative instruments, on a US GAAP basis, are now reflected in income. However, the largely offsetting change in the fair value of Jackson National Life's hedged investments will remain as an adjustment taken directly to shareholders' funds under US GAAP, as described in note (i). This position can be contrasted with the position under UK GAAP where hedge accounting for relevant derivative instruments is still appropriate. Accordingly, gains and losses recognised under FAS 133 are eliminated as part of the reconciliation to UK GAAP. By such elimination broad symmetry with the UK basis of valuation of debt securities is also attained.

(iii) Presentation of investment returns within the UK basis performance statements

Profit (loss) on ordinary activities before tax

With the exception of the elimination of FAS 133 effects, as explained in (ii) above, the total profit (loss) under UK GAAP is the same as under US GAAP.

Operating profit

Under US GAAP, the convention is to refer to operating income as income before realised gains and losses and related amortisation of acquisition costs. Under UK GAAP, consistent with FRS 3 and the ABI SORP, operating profit is determined after inclusion of longer-term investment returns ie investment income and estimated longer-term capital gains. Details of the method for determining longer-term returns for Jackson National Life are explained in note 5. For equity based investments a longer-term rate of return of 7.75% based on average monthly carrying values has been assumed.

12. Investment Income

	Long-term business technical account		Non-technical account	
	2001 £m	2000 £m	2001 £m	2000 £m
Income from:				
Land and buildings	814	750	–	–
Listed investments	5,059	4,695	18	24
Other investments	802	811	75	84
	6,675	6,256	93	108
Gains on the realisation of investments	2,719	7,579	106	32
Total	9,394	13,835	199	140

13. Long-term Business Provisions, Premiums and Policyholders' Bonuses

(a) Technical provisions and technical provisions for linked liabilities

The following table provides an analysis of technical provisions between with-profits and non-participating business:

	2001	2000
Scottish Amicable Insurance Fund*	11%	11%
Financed by with-profits funds:		
With-profits business	44%	43%
Non-participating business**	8%	8%
Shareholder financed business:		
Non-participating business	22%	21%
Linked business	15%	17%
Total	100%	100%

(b) Gross premiums

The following table provides an analysis of gross premiums between with-profits and non-participating business:

	2001	2000
Scottish Amicable Insurance Fund*	2%	4%
Financed by with-profits funds:		
With-profits business	35%	32%
Non-participating business**	3%	4%
Linked business	0%	1%
Shareholder financed business:		
Non-participating business	49%	45%
Linked business	11%	14%
Total	100%	100%

* The Scottish Amicable Insurance Fund is closed to new business. The assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

** Annuity business written by Prudential Annuities Limited, a subsidiary of the with-profits fund of the Prudential Assurance Company Limited (PAC), and by a separate fund of the PAC with-profits fund, which comprises non-participating and linked business purchased from the Scottish Amicable Life Assurance Society.

(c) Policyholders' bonuses

Bonuses declared for the year in respect of the Group's with-profits business are included in the change in long-term business provision or, where the policy is no longer in force, in claims incurred. The total cost of policyholders' bonuses was £3,536m (£3,454m).

14. Net Operating Expenses

	Long-term business technical account		General business technical account	
	2001 £m	2000 £m	2001 £m	2000 £m
Acquisition costs	1,058	1,126	44	31
Change in deferred acquisition costs	(217)	(119)	(12)	(1)
Administrative expenses	1,143	657	63	49
Amortisation of present value of acquired in force business (note 18):				
Adjustments in respect of in force business of M&G	(20)	47	–	–
Other in force business	18	18	–	–
Total	1,982	1,729	95	79

Administrative expenses for 2001 include £193m (long-term business) and £7m (general business) of UK re-engineering costs. £48m of the total costs are borne by shareholder financed operations.

Net operating expenses in the consolidated profit and loss account also include corporate expenditure of £63m (£56m) in the non-technical account.

15. Investment Expenses and Charges

	Long-term business technical account		Non-technical account	
	2001 £m	2000 £m	2001 £m	2000 £m
Interest payable on core structural borrowings	–	–	118	131
Interest on bank loans and overdrafts	45	33	0	0
Interest on other borrowings	137	116	44	12
Total interest payable	182	149	162	143
Investment management expenses	357	272	0	1
Total	539	421	162	144

Long-term business interest payable includes £128m (£102m) in respect of funding arrangements entered into by Jackson National Life.

Interest on other borrowings in the non-technical account includes £12m (£12m) in respect of non-recourse borrowings of investment funds managed by PPM America, £4m (£nil) in respect of the UK Banking debenture loan and £28m (£nil) in respect of commercial paper borrowings that support a short-term fixed income securities reinvestment programme. Further details on borrowings are included in note 31.

Long-term business investment management expenses include management fees charged by M&G and the Group's US and Asia fund management operations and fees paid to external property managers.

16. Tax

(i) Profit and loss account tax (credit) charge

The tax expense for certain long-term business operations is attributable to shareholders and policyholders. The shareholders' portion of tax is determined using the long-term effective tax rate of the underlying business applied to the profits transferred to the non-technical account. A summary of the tax expense attributable to the long-term business technical account and shareholders' profits in the non-technical account is shown below:

	Long-term business technical account (attributable to long-term funds)		Non-technical account (attributable to shareholders' profits)	
	2001 £m	2000 £m	2001 £m	2000 £m
(a) Between current and deferred tax expense (benefit)				
Current:				
UK	291	784	110	145
Foreign	186	170	(35)	145
	477	954	75	290
Deferred:				
UK	(684)	(818)	(47)	23
Foreign	(34)	30	(7)	1
	(718)	(788)	(54)	24
Total	(241)	166	21	314
(b) By category of tax expense (benefit)				
UK corporation tax	286	802	(1)	2
Double tax relief	(27)	(12)	(1)	0
Overseas tax	186	170	(152)	(22)
Prior year adjustments	32	(6)	(6)	(8)
	477	954	(160)	(28)
Deferred tax	(718)	(788)	(54)	24
	(241)	166	(214)	(4)
Shareholder tax attributable to balance on the long-term business technical account	–	–	235	318
Total	(241)	166	21	314

16. Tax continued

(c) By source of profit

Tax on operating profit (based on long-term investment returns)

	2001 £m	2000 £m
Long-term business:		
UK Operations	120	125
Jackson National Life	99	161
Prudential Asia	17	8
Prudential Europe	(1)	(2)
Total long-term business*	235	292
General business and shareholders	(61)	(32)
Total tax on operating profit	174	260
Tax on short-term fluctuations in investment returns	(159)	(3)
Tax on profit on business disposals	–	57
Tax on merger break fee (after utilisation of available capital losses)	6	–
Tax on profit on ordinary activities (including tax on actual investment returns)**	21	314

* The tax charge on long-term business for 2000 excludes the tax related to M&G long-term business that has now been transferred to Scottish Amicable.

** The effective tax rate on total profit was 5% compared to 33% in 2000 due to tax payable on the American General merger break fee being relieved against capital losses available to the Group and acquired during the year.

(d) Factors affecting tax charge for period

The tax assessed in the period is lower than the standard rate of corporation tax in the UK and the differences are explained below. The standard rate of tax has been determined by using the UK rate of corporation tax enacted for the period for which the profits will be taxed.

	2001 £m	2000 £m
Profit on ordinary activities before tax	385	947
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (30%)	116	284
Effects of:		
Non-taxable book losses (gains) on sales of subsidiaries/associates	0	(44)
Utilisation of acquired capital losses against merger break fee	(95)	–
Other capital gains and utilisation of acquired capital losses	(22)	27
Different local basis of tax on overseas profits	6	23
Utilisation of brought forward tax losses	(1)	0
UK tax bases of insurance profits	(8)	(8)
Non-taxable foreign exchange losses	5	9
Non-taxable amortisation of goodwill	29	25
Deferred tax credit (charge) for the period	54	(24)
Other	(9)	(2)
Current tax charge for the period	75	290

Comparative figures for 2000 have been restated for the implementation of FRS 19 on deferred tax.

(ii) Deferred tax

The components of the net deferred tax liability are as follows. The balances have not been discounted.

	Liability provided (asset recognised)	
	2001 £m	2000 £m
(a) By category of timing difference		
Unrealised gains on investments	1,857	2,679
Deferred acquisition costs	465	391
Short-term timing differences	(471)	(359)
Long-term business technical provisions and other insurance items	186	107
Capital allowances	(32)	(41)
Total	2,005	2,777
(b) By fund		
Scottish Amicable Insurance Fund	145	247
PAC with-profits fund*	1,795	2,366
Jackson National Life	(45)	(7)
Other long-term business operations	68	87
Other operations	42	84
Total	2,005	2,777

* Includes deferred tax charges in respect of non-participating annuity business written by a subsidiary, Prudential Annuities Limited, financed by the PAC with-profits fund.

A potential deferred tax asset of £17m relating to realised losses has not been recognised.

16. Tax continued

	2001 £m	2000 £m
(c) Reconciliation of movements in deferred tax		
Restated deferred tax liability at beginning of year	**2,777**	3,541
Deferred tax credited in profit and loss account for the year	**(772)**	(764)
Deferred tax liability at end of year	**2,005**	2,777

Comparative figures for 2000 have been restated for the implementation of FRS 19 on deferred tax.

17. Goodwill

	2001 £m	2000 £m
Balance at beginning of year	**1,611**	1,582
Adjustment in respect of 1999 acquisitions	**–**	5
Additions in respect of acquisitions (note 34):		
Orico Life Insurance Company, Japan	**139**	–
YoungPoong Life, Korea	**17**	–
Prudential SITE, Taiwan	**–**	63
US banking and broker dealer operations	**3**	63
Other operations	**12**	4
Charges to profit and loss account:		
In respect of the disposal of M&G institutional fund management business	**–**	(22)
Amortisation	**(95)**	(84)
Balance at end of year	**1,687**	1,611

The balance at beginning of 2001 comprises cost of £1,748m less accumulated amortisation of £137m.

18. Present Value of Acquired In Force Long-term Business

	2001 £m	2000 £m
Balance at beginning of year	**133**	170
Exchange adjustment	**4**	9
Amortisation:		
Pre-tax	**2**	(65)
Tax	**(1)**	19
Net	**1**	(46)
Balance at end of year	**138**	133

The balance at beginning of 2001 comprises cost of £254m less accumulated amortisation of £64m and tax of £57m.

Amortisation includes a £20m credit (£47m charge) in respect of in force business of M&G acquired in 1999.

19. Information on Staff and Pension Costs

The average numbers of staff employed by the Group during the year were:

	2001	2000
UK Operations	**15,266**	16,652
US Operations	**2,580**	2,250
Prudential Asia	**4,651**	2,635
Prudential Europe	**550**	405
Total	**23,047**	21,942

The costs of employment were:

	2001 £m	2000 £m
Wages and salaries	**734**	656
Social security costs	**61**	55
Other pension costs (see below)	**48**	46
Total	**843**	757

Pension costs

The Group has chosen not to fully implement FRS 17 'Retirement benefits' for the 2001 financial statements. Pension costs shown above have been determined applying the principles of SSAP 24 'Pension costs'. £9m (£7m) of the Group's pension costs related to overseas schemes.

19. Information on Staff and Pensions Costs continued

The Group operates a number of pension schemes around the world. The largest scheme is the Prudential Staff Pension Scheme (PSPS). On the FRS 17 basis of valuation described below, 92% of the liabilities of Group defined benefit schemes are accounted for within PSPS.

This Scheme has assets held in separate trustee administered funds and was last subject to full actuarial valuation as at 5 April 1999 by P N Thornton, a qualified actuary and a partner in the firm of Watson Wyatt Partners. The principal actuarial assumptions adopted were investment return 7.1% per annum, pensionable earnings growth 5% per annum, increases to pensions in payment 3% per annum and dividend growth 3.5% per annum.

The market value of Scheme assets as at that date was £4,504m and the actuarial value of the assets was sufficient to cover 116% of the benefits that had accrued to members, allowing for expected future increases in earnings. As a result of the actuarial valuation, the employers' contribution rate has continued at the minimum prescribed under the Scheme rules which is 12.5% of salaries.

The employers' contribution is required to be paid as a minimum in future years irrespective of the excess of assets in the Scheme and, under the current Scheme rules, access to the surplus through refunds from the Scheme is not available. Accordingly the surplus is not recognised as an asset in the Group's financial statements and the pension cost charge has been determined on an accrued payable basis without regard to the spreading of the surplus in the fund that would normally be appropriate under the requirements of SSAP 24.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities, whose aggregate pension costs on a SSAP 24 basis are materially the same as the funding cost. For all three schemes the projected unit method was used for the most recent full actuarial valuations.

Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS, and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2001 applying the principles prescribed by FRS 17. The key assumptions adopted for these updated valuations were inflation 2.5%, rate of increase in salaries 4.5%, rate of increase of present and future pensions 2.5%, and rate used to discount scheme liabilities 5.75%.

At 31 December 2001, applying FRS 17 with these assumptions, all three schemes are in surplus as shown in aggregate in the table below:

	31 Dec 2001 £m
Assets:	
Equities	3,321
Fixed income securities	402
Property	536
Cash	103
Total market value of assets	4,362
Present value of liabilities	(3,777)
Surplus in schemes	585

The aggregate surplus before deferred tax provision, representing prepaid contributions, attributable to the Company at this date is £585m of which £441m is estimated to be attributable to prepaid contributions by the PAC with-profits fund and £144m is attributable to shareholder operations. At current levels, this surplus is anticipated to be recoverable only after many years of payment of the minimum contribution to PSPS but, on full implementation of FRS 17, is required to be recognised in the Group's financial statements.

Net of deferred tax of £49m and £43m attaching respectively to these amounts, the post-tax surpluses attributable to the PAC with-profits fund and shareholder financed operations are £392m and £101m respectively. If the surplus attributable to the PAC with-profits fund had been recognised in the 2001 financial statements, the reported Group fund for future appropriations of £13,202m at 31 December 2001 would have been augmented by £392m. Similarly, the Group shareholders' funds of £3,950m at 31 December 2001 would have been augmented by £101m.

20. Directors' Remuneration

Information on directors' remuneration is given in the Remuneration Report on pages 27 to 32. Apart from the transactions with directors shown in note 36, no director had an interest in shares, transactions or arrangements which requires disclosure, other than those given in the above Report.

21. Fees Payable to Auditors

	KPMG 2001 £m	KPMG 2000 £m
Statutory audit fees	**2.3**	1.9
Audit related services:		
Regulatory returns and achieved profits basis audits	**0.6**	0.4
Tax and accounting advice	**0.3**	0.3
US GAAP work	**0.2**	0.7
Acquisitions	**3.3**	0.3
Consultancy services:		
Regulatory reviews	**10.7**	13.9
Other services	**2.7**	4.4
Total	**20.1**	21.9

Statutory audit fees include £0.1m (£0.1m) in respect of the Company. Audit related and consultancy fees payable to KPMG Audit Plc and its associates include £16.6m (£18.8m) for work performed in the UK.

22. Land and Buildings

	2001 £m	2000 £m
Current value:		
Freehold	**6,309**	6,111
Leasehold with a term of over 50 years	**4,071**	4,033
Leasehold with a term of less than 50 years	**107**	159
Total	**10,487**	10,303

The cost of land and buildings was £7,368m (£6,970m). The value of land and buildings occupied by the Group was £233m (£230m).

23. Investments in Participating Interests

	Cost		Carrying value	
	2001 £m	2000 £m	2001 £m	2000 £m
Interest in associate undertaking	**16**	15	**10**	13
Interests in joint ventures	**34**	34	**29**	34
Other participating interest	**24**	24	**48**	36
Total	**74**	73	**87**	83

A summary of the movement in interest in associate undertaking is set out below:

	Share of capital 2001 £m	Share of reserves 2001 £m	Convertible loan 2001 £m	Goodwill 2001 £m	Total carrying value 2001 £m
Operating profit for the year after tax	–	(4)	–	–	(4)
Additions	2	–	1	(1)	2
Amortisation of goodwill	–	–	–	(1)	(1)
Movements in year	2	(4)	1	(2)	(3)
Balance at beginning of year	1	1	–	11	13
Balance at end of year	3	(3)	1	9	10

The associate undertaking at the end of the year is IFonline plc, a company whose principal activity is mortgage intermediation. Egg plc has a 37% share in the total issued share capital of IFonline plc.

Interests in joint ventures are valued on a net equity basis and mainly reflect ventures with the Bank of China in Hong Kong, ICICI in India and CITIC in China. The differences between the investments on a gross and net equity basis are not material. The other participating interest relates to the Group's 15% interest in Life Assurance Holding Corporation Limited, a holding company for UK life assurance companies.

24. Other Financial Investments

	Cost 2001 £m	Cost 2000 £m	Current value 2001 £m	Current value 2000 £m
Shares and other variable yield securities and units in unit trusts	25,790	27,542	40,948	51,232
Debt securities and other fixed income securities – carried at market value	36,767	28,476	37,845	30,105
Debt securities and other fixed income securities – carried at amortised cost	21,669	18,548	21,336	18,489
Loans secured by mortgages	2,656	2,865	2,658	2,895
Loans to policyholders secured by insurance policies	804	758	804	758
Other loans	161	85	174	104
Deposits with credit institutions	4,176	3,875	4,176	3,875
Other	1,382	659	1,387	667
Total	93,405	82,808	109,328	108,125

	Current value 2001 £m	Current value 2000 £m
Amounts included in the above relating to listed investments were:		
Shares and other variable yield securities and units in unit trusts	40,077	50,785
Debt securities and other fixed income securities – carried at market value	31,816	26,516
Debt securities and other fixed income securities – carried at amortised cost	18,308	15,090
Total	90,201	92,391

Consistent with the Group's accounting policy set out on page 48, amortised cost has been applied as current value for certain fixed income securities. Where appropriate, to reflect requirements the current value of such investments has been reduced to impaired value.

The market value of debt securities and other fixed income securities valued at amortised cost was £21,323m (£17,849m). All debt securities carried at amortised cost are held by long-term business operations.

For those debt securities and other fixed income securities valued at amortised cost where the maturity value exceeded purchase price, the unamortised difference at the year end was £344m (£186m). For securities valued at amortised cost where the purchase price exceeded maturity value, the unamortised difference at the year end was £148m (£nil).

25. Assets Held to Cover Linked Liabilities

	Cost 2001 £m	Cost 2000 £m	Current value 2001 £m	Current value 2000 £m
Assets held to cover linked liabilities	16,254	16,080	17,453	18,323

Current value includes £3,403m (£4,030m) in respect of managed funds.

26. Tangible Assets

	2001 £m	2000 £m
Cost:		
Balance at beginning of year	554	470
Additions	67	122
Arising on acquisition of subsidiaries	12	6
Disposals	(80)	(44)
Balance at end of year	553	554
Depreciation:		
Balance at beginning of year	(266)	(231)
Provided during year	(108)	(62)
Arising on acquisition of subsidiaries	(6)	(5)
Disposals	68	32
Balance at end of year	(312)	(266)
Net book value at end of year	241	288
Net book value at beginning of year	288	239

27. Share Capital and Share Premium

The authorised share capital of the Company is £120m comprising 2,400,000,000 shares of 5 pence each.

Issued shares of 5 pence each fully paid	Number of shares	Share capital 2001 £m	Share premium 2001 £m
At beginning of year	1,981,406,182	99.1	458.0
Shares issued under share option schemes and to qualifying share ownership trust	9,883,793	0.5	74.5
Shares issued in lieu of cash dividends	2,529,795	0.1	19.9
Transfer to retained profit in respect of shares issued in lieu of cash dividends	–	–	(19.9)
At end of year	1,993,819,770	99.7	532.5

At 31 December 2001 there were options subsisting under share option schemes to subscribe for 15,558,387 (19,816,460) shares at prices ranging from 201 pence to 759 pence (201 pence to 759 pence) and exercisable by the year 2008 (2007).

The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2001, 10.1m Prudential plc shares with a market value of £81m were held in such trusts.

The arrangements for distribution to employees of shares held in trusts relating to employee incentive plans and for entitlement to dividends depend upon the particular terms of each plan. The cost of share awards under the plans are charged to the profit and loss account over the period of service to which awards are made. Shares held in these trusts are conditionally gifted to employees. At 31 December 2001, the 4.1m shares held by trusts under employee incentive plans have been accounted for in the consolidated balance sheet as own shares. The carrying value of the shares is £19m which represents the cost of purchase less the cumulative amounts charged to the profit and loss account.

In addition to the 4.1m shares in respect of incentive plans, 6.0m shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed after 1 June 2002 on maturity of savings-related share option schemes. The weighted average exercise price under these schemes is 558 pence and the expected proceeds of £33m relating to these shares have also been included in the consolidated balance sheet.

28. Investments of the Company

	Shares in subsidiary undertakings 2001 £m	Loans to subsidiary undertakings 2001 £m
At beginning of year	4,972	1,673
Investments in subsidiary undertakings	208	–
Disposals	(1)	–
Exchange rate movements	–	5
Advances of new loans	–	1,350
Repayments of loans	–	(108)
At end of year	5,179	2,920

29. Profit of the Company

The profit of the Company for the year was £295m (£256m). After dividends of £504m (£484m) and a transfer from the share premium account of £20m (£20m) in respect of shares issued in lieu of cash dividends, retained profit at 31 December 2001 amounted to £1,245m (£1,434m).

30. Subsidiary Undertakings

The principal subsidiary undertakings of the Company at 31 December 2001 were:

	Main activity	Country of incorporation
Jackson National Life Insurance Company*	Insurance	USA
M&G Investment Management Limited*	Investment management	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
Prudential Banking plc*	Banking	England and Wales
Prudential Retirement Income Limited*	Insurance	Scotland
Scottish Amicable Life plc*	Insurance	Scotland

* Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation.

Prudential Banking plc is a subsidiary of Egg plc, a listed subsidiary of the Company. The ordinary shares of Egg plc, of which there is only one class, are 79% owned by the Company and 21% owned by shareholders external to the Prudential Group.

31. Borrowings

	Debenture loans		Amounts owed to credit institutions		Other borrowings		Total	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
(a) By fund								
Core structural borrowings of shareholder financed operations:								
Holding company and finance subsidiaries:								
Bank loans and overdrafts repayable on demand			–	20			–	20
US$300m 8.25% Guaranteed Bonds 2001	–	201					–	201
US$250m 7.125% Bonds 2005*	172	167					172	167
£150m 9.375% Guaranteed Bonds 2007	150	150					150	150
£250m 5.5% Bonds 2009*	250	250					250	250
€500m 5.75% Subordinated Notes 2021*	301	–					301	–
£300m 6.875% Bonds 2023*	300	300					300	300
£250m 5.875% Bonds 2029*	250	250					250	250
£435m 6.125% Subordinated Notes 2031*	425	–					425	–
Floating Rate Guaranteed Unsecured Notes 2004					45	54	45	54
Commercial paper 2002					87	176	87	176
Jackson National Life:								
US$250m 8.15% Surplus Notes 2027	172	167					172	167
Total core structural borrowings of shareholder financed operations	2,020	1,485	–	20	132	230	2,152	1,735
Other borrowings of general insurance and shareholders' funds:								
Bank loans and overdrafts repayable on demand			21	20			21	20
Commercial paper 2002 (note (ii))					1,330	–	1,330	–
Total borrowings of shareholder financed operations	2,020	1,485	21	40	1,462	230	3,503	1,755
Non-recourse borrowings issued by investment subsidiaries managed by PPM America (note (iii))			449	126	81	–	530	126
Borrowings of UK Banking operation (note (iv)):								
£125m 6.875% Subordinated Notes 2015	124	–					124	–
Borrowings of operations financed by with-profits operations:								
Scottish Amicable Finance plc (a subsidiary of the Scottish Amicable Insurance Fund of The Prudential Assurance Company Limited):								
£100m 8.5% undated Guaranteed Bonds (note (v))	100	100					100	100
Total borrowings	2,244	1,585	470	166	1,543	230	4,257	1,981
(b) By maturity								
Borrowings are repayable as follows:								
Within one year or on demand							1,524	417
Between one and two years							0	0
Between two and five years							218	347
After five years							2,515	1,217
Total borrowings							4,257	1,981
(c) Reconciliation to cash flow statement disclosures (note 33)								
General insurance and shareholders' funds	1,972	1,318	470	166	1,543	230	3,985	1,714
Long-term business operations	272	267					272	267
Total borrowings	2,244	1,585	470	166	1,543	230	4,257	1,981

* Debenture loans issued by the holding company. The interests of the holders of the Subordinated Notes are subordinate to the entitlements of other creditors of the holding company.

31. **Borrowings** continued

(i) Amounts owed to credit institutions	2001 £m	2000 £m
Borrowings (per table)	**470**	166
Obligations of Jackson National Life under sale and repurchase agreements	**577**	733
Obligations under finance leases	**5**	10
Total	**1,052**	909

(ii) These commercial paper borrowings support a short-term fixed income securities reinvestment programme.

(iii) Non-recourse borrowings issued by investment subsidiaries managed by PPM America include secured senior and subordinated debt and a revolving credit facility. The senior debt is secured on the investments held by the relevant subsidiaries. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt. The terms of the revolving credit facility include a cross default provision with the subordinated notes. In addition to the debt of these subsidiaries, PPM America manages investment companies with liabilities of £1,353m (£1,030m) pertaining to debt instruments issued to external parties. In all instances the holders of the debt instruments issued by these subsidiaries and other companies do not have recourse beyond the assets of those subsidiaries.

(iv) The interests of the holders of the Notes issued by the UK Banking operation are subordinate to the entitlements of other creditors of that operation. At 31 December 2001 the UK Banking operation had also issued debt securities totalling £915m and sold securities under agreements to repurchase totalling £384m.

(v) The interests of the holders of the Bonds issued by Scottish Amicable Finance plc are subordinate to the entitlements of the policyholders of the Scottish Amicable Insurance Fund.

(vi) Jackson National Life, through its subsidiary Jackson Federal Savings Bank, has bank borrowings of £244m (£157m). The advances are secured by mortgage loans and mortgage backed securities.

(vii) Jackson National Life has entered into a programme of funding arrangements (European Medium Term Notes – EMTNs) under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. The liabilities of £2,816m (£1,920m) under these funding arrangements are shown on the consolidated balance sheet within creditors.

(viii) Under the terms of the Group's arrangements with its main United Kingdom banker, the bank has a right of set off between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

32. Contingencies and Related Obligations

Consistent with FRS 12, appropriate provision has been made in the financial statements where the Group has an obligation arising from the events or activities described below but not for contingent liabilities.

Litigation

In December 2000, proceedings were issued against The Prudential Assurance Company Limited (Prudential Assurance) by a policyholder. These proceedings essentially ask the Court to decide whether and, if so, to what extent the Prudential Assurance's inherited estate should be distributed to or applied for the benefit of policyholders and/or shareholders. We continue to consider the proceedings and the issues raised by them with our legal advisers. Further details are given in the paragraph on Prudential Assurance's inherited estate on page 69.

Jackson National Life has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavourable outcome in such actions. In addition, Jackson National Life has been a defendant in several individual actions that involve similar issues. Most of the individual cases, including one which was on appeal to the Supreme Court in the State of Mississippi, were settled in January 2002 for a sum of £7m.

The Company and its subsidiaries are involved in other litigation arising in the normal course of business. Whilst the outcome of such matters cannot be predicted with certainty, management believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Pension Mis-selling Review

We have received confirmation of our approach to complete Prudential Assurance's outstanding Phase 1 (priority) cases from the Financial Services Authority (FSA), the UK insurance industry regulator, and we met the interim target of 82% Phase 2 (non-priority) cases offered by 31 December 2001. We are now taking steps to ensure that we finish the data gathering and loss calculation processes for all outstanding cases to enable us to achieve the 100% completion target for June 2002.

During the year a fine of £650,000 was levied by the Personal Investment Authority, following an inspection in 1999 of Prudential Assurance's Phase 1 procedures, which revealed instances of delay in making payments of redress and of deficiencies in its record keeping.

32. Contingencies and Related Obligations continued

The calculation of the pension mis-selling provision is dependent upon a number of assumptions and requirements provided by the FSA. The costs associated with the pension mis-selling review have been met from Prudential Assurance's inherited estate. Given the strength of Prudential Assurance, the directors are of the opinion that charging the costs to the inherited estate will not have an adverse effect on the level of bonuses paid to policyholders or on their reasonable expectations. In the unlikely event of this proving not to be the case, the directors' intention would be that appropriate support would be provided to the long-term fund from shareholders. In view of the uncertainty, it is not practicable to estimate the level of any potential support.

Provisions in respect of the costs associated with the review have been included in the change in the long-term business provision in the Group's profit and loss account. The transfer from the fund for future appropriations has been determined accordingly. A summary of the changes in the pension mis-selling liability is set out below:

	2001 £m	2000 £m
At beginning of year	1,475	1,700
Changes to actuarial assumptions and method of calculation	(89)	(117)
Increase in provision for administrative expenses	–	50
Discount unwind	89	102
Redress to policyholders	(273)	(134)
Payments of administrative expenses	(137)	(126)
At end of year	1,065	1,475

The pension mis-selling liability represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. As a consequence, to the extent that amounts have not been paid, the provision increases each year reflecting the unwind of the discount.

Free Standing Additional Voluntary Contribution (FSAVC) Business Review

We are taking steps to ensure that we meet the deadline of 31 December 2002 for completing outstanding cases (and the interim deadline of 90% of cases by 30 June 2002) including raising with the FSA the problem of delays by pension schemes in responding to requests for information. As a result of the work completed to date, Prudential Assurance holds a provision of £42m at 31 December 2001.

Mortgage Endowment Products Review

The Group's main exposure to mortgage endowment products is through Scottish Amicable. The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable's conduct of sales of these products by its tied agents since 1999. We have agreed to review business written up to February 2001 to identify cases where customers may not have received a full explanation of the risks in the product and to offer rectification. Some cases from before 1999 may also need to be reviewed if an analysis shows that particular groups of clients are in this position. In addition, the FSA is considering whether disciplinary action should be taken against Scottish Amicable. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in September 2001. The directors are satisfied that adequate provision has been made within the long-term business provision.

Guaranteed Annuities

Prudential Assurance did not sell significant volumes of guaranteed annuity products and holds a provision of £34m at 31 December 2001 within the main with-profits fund to honour guarantees on these products. The Group's main exposure to guaranteed annuities is through the Scottish Amicable Insurance Fund (SAIF) and a provision of £756m is held in SAIF at 31 December 2001 to honour the guarantees. SAIF is a separate sub-fund of the Prudential Assurance long-term fund. Accordingly, this provision has no impact on shareholders.

Guarantees and Commitments

Guarantee funds in both the UK and US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. Jackson National Life has established a provision of £31m at 31 December 2001 for future guarantee fund assessments. Similar assessments for the UK businesses were not significant.

Jackson National Life offers synthetic guaranteed investment contracts to group customers including pension funds and other institutional organisations. These contracts represent an off-balance sheet fee-based product where the customer retains ownership of the assets related to these contracts and Jackson National Life guarantees each contractholder's obligations to its own members in respect of these assets. The values of these guarantees were £22m at 31 December 2001.

Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £380m at 31 December 2001.

The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but management do not consider that the amounts involved are significant.

32. Contingencies and Related Obligations continued

Prudential Assurance's Inherited Estate

The inherited estate is the assets of the main with-profits fund within the long-term fund of Prudential Assurance less non-participating liabilities, the policyholder asset shares aggregated across with-profits policies and any additional amounts expected at the valuation date to be paid to in force policyholders in the future in respect of smoothing costs and guarantees. The inherited estate is thus the assets in the main with-profits fund in excess of what we expect to pay to policyholders. We are currently discussing the attribution of the inherited estate with the FSA, which may or may not result in a portion of the inherited estate in the main with-profits fund being attributed solely to shareholders. The amount and timing of any attribution to shareholders is sufficiently uncertain that it is not possible to accurately estimate any potential attribution. In addition, it is likely that if any part of the inherited estate is attributed to shareholders, it will remain in Prudential Assurance's long-term fund to support the long-term business and accordingly is unlikely to be distributed to shareholders for some considerable period of time, if at all.

33. Cash Flow

Reconciliation of operating profit to net cash inflow from operations	**2001 £m**	2000 £m
Operating profit before tax before amortisation of goodwill	**622**	840
Add back interest charged to operating profit	**162**	143
Adjustments for non-cash items:		
Tax on long-term business profits	**(235)**	(318)
General business and shareholder longer-term investment gains	**(24)**	(28)
Increase in gross general business technical provisions	**4**	71
Amounts retained and invested in long-term business operations	**(534)**	(449)
Increase in net banking assets	**36**	76
General business reinsurance and other	**20**	63
Net cash inflow from operations	**51**	398

Changes in investments net of financing		
(Decrease) increase in cash and short-term deposits, net of overdrafts	**(1,125)**	185
Net purchases (sales) of portfolio investments	**1,777**	(162)
(Increase) decrease in loans	**(640)**	114
Movement on credit facility utilised by investment subsidiaries managed by PPM America	**(404)**	31
Share capital issued	**(42)**	(184)
Movements arising from cash flow	**(434)**	(16)
Investment (depreciation) appreciation	**(71)**	22
Investments and cash acquired with purchase of businesses	**–**	16
Exchange translation and other	**(2)**	9
Transfer to retained profit in respect of shares issued in lieu of cash dividends	**20**	20
Portfolio investments net of financing at beginning of year	**(974)**	(1,025)
Portfolio investments net of financing at end of year	**(1,461)**	(974)
Represented by:		
Investments (including short-term deposits)	**2,805**	983
Cash at bank and in hand	**193**	209
Borrowings (per note 31)	**(3,985)**	(1,714)
Share capital and share premium	**(633)**	(557)
Cumulative charge to Group profit and loss account reserve in respect of shares issued to qualifying employee share ownership trust	**159**	105
	(1,461)	(974)

Reconciliation of investments to balance sheet		
General business and shareholder portfolio investments (as above)	**2,805**	983
Long-term business portfolio investments	**117,010**	117,445
Investments in participating interests	**87**	83
Total investments (per balance sheet)	**119,902**	118,511

Reconciliation of cash to balance sheet		
General business and shareholders (as above)	**193**	209
Long-term business	**1,243**	1,193
Total cash at bank and in hand (per balance sheet)	**1,436**	1,402

Reconciliation of borrowings		
General business and shareholders (as above)	**3,985**	1,714
Long-term business	**272**	267
Total borrowings (per note 31)	**4,257**	1,981

33. Cash Flow continued

Acquisitions	2001 £m	2000 £m
Net assets acquired:		
Goodwill on acquisitions	171	108
Cash and short-term deposits	–	16
Banking business assets	–	714
Banking business liabilities	–	(535)
Interest in associate undertaking	–	(79)
Net assets held in long-term business operations	2	184
Minority interests in Egg	–	(120)
Other net assets	9	(24)
Net assets acquired	182	264
Cash consideration (paid) received after expenses	(182)	12
Net impact on shareholders' funds	0	276
Comprising:		
Short-term fluctuations in investment returns after tax	–	19
Profit on business disposals after tax	–	167
Goodwill credited to reserves	–	90
	0	276

34. Acquisitions

Acquisitions in 2001 principally relate to the purchase of Orico Life Insurance Company of Japan and YoungPoong Life in Korea.

The effect of these transactions, which have been accounted for as acquisitions, was:

	Japan £m	Korea £m	Other £m	Total £m
Fair value of consideration (including expenses)	139	23	20	182
Net assets acquired:				
Financial investments	578	50	5	633
Technical provisions	(587)	(44)	–	(631)
Other	9	–	–	9
Book and fair value of assets at acquisition	0	6	5	11
Goodwill recognised on acquisitions	139	17	15	171

The amounts included in the profit and loss account for 2001 in respect of these operations are not material. The goodwill is being amortised from the date of acquisition over a period of 20 years.

35. Post Balance Sheet Events

Sale of UK General Insurance Business

In November 2001, the Company agreed to transfer its UK home and motor general business operations to Winterthur Insurance and the Churchill Group, its UK subsidiary. On 31 December 2001 the insurance liabilities of the business were almost wholly reassured, to Winterthur. The related cash transfer for this reinsurance was offset in January 2002 against the sale proceeds of the business. The sale was completed on 4 January 2002 for a consideration of £353m. After allowing for the costs of the sale and other related items, it is anticipated that the profit on sale recorded in the 2002 results will be approximately £360m before tax.

36. Transactions with Directors

At 31 December 2001, transactions, arrangements and agreements entered into by the Group with directors and connected persons included:

	Number of persons	£000
Mortgages and other borrowings from Egg plc	3	575

These transactions are on normal commercial terms and in the ordinary course of business.

We have audited the financial statements on pages 36 to 70.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report. As described on page 25 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 24 to 26 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
14 March 2002

Group Summary*	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Results for the year					
Long-term business including investment products:					
New business of continuing operations:					
Single	**20,741**	13,354	11,834	7,189	6,780
Regular	**711**	569	509	468	487
Premium income:					
Continuing operations	**25,307**	17,760	16,133	11,009	9,989
Discontinued operations	–	–	–	456	788
General business premiums written:					
Discontinued operations	**390**	333	318	310	306
Operating profit before amortisation of goodwill:					
Long-term business	**718**	988	961	842	773
Investment management and products	**75**	90	70	28	20
US broker dealer and fund management	**16**	7	(6)	–	–
Banking	**(88)**	(155)	(150)	(77)	(22)
Shareholders' investment return and other income*	**51**	64	84	181	137
Interest payable on core structural borrowings*	**(118)**	(131)	(122)	(97)	(71)
Corporate expenditure*	**(63)**	(56)	(52)	(56)	(41)
UK re-engineering costs	**(41)**	–	(70)	–	–
Continuing operations	**550**	807	715	821	796
Discontinued operations	**72**	33	61	47	68
Total operating profit (based on long-term investment returns) before amortisation of goodwill	**622**	840	776	868	864
Amortisation of goodwill	**(95)**	(84)	(54)	–	–
Short-term fluctuations in investment returns	**(480)**	(48)	28	24	83
Merger break fee, net of related expenses	**338**	–	–	–	–
Profit on business disposals	–	239	–	249	18
Reclassification of shareholder reserves of discontinued Australian operation	–	–	–	–	204
Profit on ordinary activities before tax (including actual investment returns)	**385**	947	750	1,141	1,169
Profit after tax and minority interests:					
Operating profit (including post-tax long-term investment returns)*	**460**	591	507	620	580
Profit for the year (including post-tax actual investment returns)*	**389**	657	472	853	811
Shareholders' funds and borrowings					
Statutory basis:					
Employed in business units*	**4,161**	3,955	3,444	2,353	2,124
Retained centrally*	**1,769**	1,584	1,720	2,168	1,739
	5,930	5,539	5,164	4,521	3,863
Borrowings of holding company and related finance subsidiaries	**(1,980)**	(1,568)	(1,760)	(1,223)	(1,002)
Total statutory basis capital and reserves	**3,950**	3,971	3,404	3,298	2,861
Additional achieved profits basis retained profit*	**4,200**	4,805	4,884	4,165	4,007
Achieved profits basis capital and reserves*	**8,150**	8,776	8,288	7,463	6,868
Insurance and investment funds under management (£bn)	**163**	165	170	128	119
Share statistics					
Earnings per share:					
Based on operating profit after tax and related minority interests before amortisation of goodwill	**23.3p**	30.2p	26.0p	31.9p	30.0p
Based on profit for the year after tax and minority interests	**19.7p**	33.5p	24.2p	43.9p	42.0p
Dividend per share	**25.4p**	24.5p	23.0p	21.0p	19.1p
Market price at 31 December	**796p**	1,077p	1,220p	908p	734p
Average number of shares	**1,978m**	1,959m	1,947m	1,942m	1,932m

* Comparative results have been restated for the reallocation of Asia Regional Head Office costs from Asia development expenses to Corporate expenditure, the reallocation of interest payable on non-core borrowings to shareholders' investment return and other income, and for the implementation of FRS 19 on deferred tax.

Analysis by Business Area	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
UK Operations					
Long-term business including investment products:					
New business:					
Single	**6,394**	5,976	6,995	4,230	3,638
Regular	**300**	293	359	350	328
Premium income	**9,282**	9,036	10,279	7,114	5,969
General business premiums written	**390**	333	318	310	306
Operating profit, before re-engineering costs:					
Long-term business	**435**	503	471	404	385
General business	**79**	33	61	39	38
Investment management and products	**75**	90	70	28	20
Banking	**(88)**	(155)	(150)	(77)	(22)
Total operating profit	**501**	471	452	394	421
Statutory basis capital and reserves*	**1,203**	1,247	1,229	533	404
Additional achieved profits basis retained profit*	**3,162**	3,882	3,884	3,386	3,321
Achieved profits basis capital and reserves*	**4,365**	5,129	5,113	3,919	3,725
Insurance and investment funds under management (£bn)	**120**	129	142	105	93
US Operations					
Long-term business:					
New business:					
Single	**4,612**	4,830	4,062	2,835	2,914
Regular	**22**	25	24	28	37
Premium income	**5,008**	5,223	4,449	3,237	3,340
Operating profit (including long-term investment returns):					
Jackson National Life	**282**	459	457	411	367
US broker dealer and fund management	**16**	7	(6)	–	–
Total operating profit	**298**	466	451	411	367
Statutory basis capital and reserves*	**2,498**	2,333	1,945	1,660	1,422
Additional achieved profits basis retained profit*	**319**	423	588	506	424
Achieved profits basis capital and reserves*	**2,817**	2,756	2,533	2,166	1,846
Insurance and investment funds under management (£bn)	**34**	30	25	21	19
Prudential Asia					
Long-term business including investment products:					
New business:					
Single	**9,677**	2,534	765	114	226
Regular	**369**	229	106	79	120
Premium income	**10,820**	3,335	1,237	532	653
Operating profit before development expenses	**44**	39	27	23	20
Development expenses*	**(19)**	(3)	–	–	–
Net operating profit	**25**	36	27	23	20
Statutory basis capital and reserves	**402**	315	217	123	46
Additional achieved profits basis retained profit	**687**	478	376	255	214
Achieved profits basis capital and reserves	**1,089**	793	593	378	260
Insurance and investment funds under management (£bn)	**8.3**	5.6	2.7	1.7	1.5
Prudential Europe					
Long-term business:					
New business:					
Single	**58**	14	12	10	2
Regular	**20**	22	20	11	2
Premium income	**197**	166	168	126	27
Operating profit before development expenses	**5**	8	6	4	1
Development expenses	**(29)**	(18)	0	0	0
Net operating profit	**(24)**	(10)	6	4	1
Statutory basis capital and reserves	**58**	60	53	37	29
Additional achieved profits basis retained profit	**32**	22	15	9	2
Achieved profits basis capital and reserves	**90**	82	68	46	31
Insurance and investment funds under management (£bn)	**0.6**	0.6	0.5	0.4	0.3

Results Analysis by Business Area	Note	2001 £m	2000 £m
UK Operations			
New business	8	243	230
Business in force	9	377	478
Long-term business		620	708
General business		79	33
M&G		75	125
Egg		(88)	(155)
Total		686	711
US Operations			
New business	8	167	221
Business in force	9	136	(2)
Long-term business		303	219
Broker dealer and fund management		16	7
Total		319	226
Prudential Asia			
New business	8	255	153
Business in force	9	160	60
Long-term business		415	213
Development expenses	18	(19)	(3)
Total		396	210
Prudential Europe			
New business	8	8	9
Business in force	9	0	8
Long-term business		8	17
Development expenses	18	(29)	(18)
Total		(21)	(1)
Other income and expenditure			
Investment return and other income		51	70
Interest payable		(118)	(131)
Corporate expenditure:			
Group Head Office		(39)	(42)
Asia Regional Head Office		(24)	(14)
Total		(130)	(117)
		1,250	1,029
UK re-engineering costs	17	(64)	–
Operating profit (based on long-term investment returns) before amortisation of goodwill		1,186	1,029

SUMMARISED CONSOLIDATED PROFIT AND LOSS ACCOUNT – ACHIEVED PROFITS BASIS

	Note	2001 £m	Restated† 2000 £m
UK Insurance Operations:			
Long-term business		620	708
General business		79	33
		699	741
M&G		75	125
Egg		(88)	(155)
UK Operations		686	711
US Operations		319	226
Prudential Asia		415	213
Prudential Europe		8	17
Other income and expenditure (including development expenses)		(178)	(138)
		1,250	1,029
UK re-engineering costs	17	(64)	–
Operating profit before tax before amortisation of goodwill*		1,186	1,029
Operating profit before amortisation of goodwill:			
Continuing operations		1,114	996
Discontinued general business operations (including re-engineering costs)		72	33
Amortisation of goodwill		(95)	(84)
Short-term fluctuations in investment returns	10	(1,402)	(440)
Effect of change in economic assumptions	11	(482)	–
Merger break fee (net of related expenses)		338	–
Profit on business disposals		–	223
(Loss) profit on ordinary activities before tax (including actual investment returns)		(455)	728
Tax	12	213	(241)
(Loss) profit for the financial year before minority interests		(242)	487
Minority interests		25	24
(Loss) profit for the financial year after minority interests		(217)	511
Dividends		(504)	(484)
Retained (loss) profit for the financial year		(721)	27

*For the purposes of this analysis, operating profit is determined on a long-term investment return basis and before amortisation of goodwill. Management consider this to be the most meaningful definition of operating profit.

EARNINGS PER SHARE – ACHIEVED PROFITS BASIS
YEAR ENDED 31 DECEMBER 2001

	Note	2001	Restated† 2000
Based on operating profit after tax and related minority interests before amortisation of goodwill of £828m (£752m)	5	41.9p	38.4p
Based on (loss) profit for the financial year after minority interests of £(217m) (£511m)	5	(11.0)p	26.1p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES – ACHIEVED PROFITS BASIS
YEAR ENDED 31 DECEMBER 2001

	2001 £m	Restated† 2000 £m
(Loss) profit for the financial year after minority interests	(217)	511
Exchange movements	53	187
Total recognised (losses) gains relating to the financial year	(164)	698
Prior year adjustment on implementation of FRS 19	(57)	
Total gains and losses recognised since last Annual Report	(221)	

† Comparative figures for 2000 have been restated for the implementation of FRS 19 on deferred tax.

SUMMARISED CONSOLIDATED BALANCE SHEET – ACHIEVED PROFITS BASIS

	Note	2001 £m	Restated† 2000 £m
Investments		119,902	118,511
Assets held to cover linked liabilities		17,453	18,323
Banking business assets		8,972	8,603
Other assets		10,442	9,513
Total assets		156,769	154,950
Less banking business liabilities		(8,333)	(8,040)
Less other liabilities		(13,768)	(11,062)
Total assets less liabilities		134,668	135,848
Less insurance funds			
Technical provisions		117,516	110,960
Fund for future appropriations		13,202	20,917
Less shareholders' accrued interest in the long-term business		(4,200)	(4,805)
		126,518	127,072
Achieved profits basis net assets	13,14	8,150	8,776
Shareholders' capital and reserves			
Share capital and share premium		633	557
Statutory basis retained profit		3,317	3,414
Additional achieved profits basis retained profit		4,200	4,805
Achieved profits basis capital and reserves	13,14	8,150	8,776

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' CAPITAL AND RESERVES – ACHIEVED PROFITS BASIS

YEAR ENDED 31 DECEMBER 2001

	Note	2001 £m	Restated† 2000 £m
Total recognised (losses) gains relating to the financial year		(164)	698
New share capital subscribed		42	184
Goodwill on sale of holding in associate company		–	90
Dividends		(504)	(484)
Net (decrease) increase in shareholders' capital and reserves	14	(626)	488
Shareholders' capital and reserves at beginning of year, as originally reported		8,833	8,342
Prior year adjustment on implementation of FRS 19	15	(57)	(54)
Shareholders' capital and reserves, at beginning of year, as restated		8,776	8,288
Shareholders' capital and reserves at end of year	13,14	8,150	8,776

† Comparative figures for deferred tax within other liabilities, the fund for future appropriations and shareholders' funds for 2000 have been restated for the implementation of FRS 19 on deferred tax.

1. Basis of Preparation of Results

The achieved profits basis results include the results of the Group's long-term insurance operations on the achieved profits basis. These results are combined with the statutory basis results of the Group's other operations including unit trusts, mutual funds and other non-insurance investment management business. The achieved profits basis results for long-term business for 2001 have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 'Supplementary Reporting for long-term insurance business (the achieved profits method)'. Previously the achieved profits basis results for long-term business were prepared in accordance with the guidance issued in July 1995. Comparative results for the year 2000 have not been restated for the change of guidance. Restatements of prior year figures relate solely to the implementation of FRS 19 on deferred tax. The information is supplementary to the financial statements on pages 36 to 70.

2. Methodology

The achieved profits basis results incorporate best estimate forecasts of future rates of investment return, proprietor's spread (in the case of Jackson National Life), policy discontinuances, mortality, expenses, expense inflation, taxation, bonus rates, surrender and paid up bases, and statutory valuation bases. In preparing these forecasts, account has been taken of recent experience and general economic conditions, together with inherent uncertainty. It has been assumed that the bases and rates of taxation, both direct and indirect, will not change materially in the countries in which the Group operates.

The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force. In the UK, Department of Social Security rebate business has been treated as single premium business.

3. Economic Assumptions

One of the key differences between the December 2001 guidance and the predecessor 1995 guidance (see note 1) relates to the basis for setting long-term expected rates of return on investments and risk discount rates.

Under the December 2001 guidance, for most countries, these rates are set by reference to period end rates of return on fixed interest securities. This 'active' basis of assumption setting has been applied in preparing the results of all the Group's UK, US and European long-term business operations. For the Group's Asian operations the active basis is appropriate for business written in Japan and Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where longer-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

For 2000 and earlier years, the achieved profits basis results for all of the Group's operations were calculated by using expected longer-term equilibrium rates of return and discount rates.

The key economic assumptions and sensitivity of the results to changes to those assumptions are described below:

	2001	2000
UK Operations		
Pre-tax expected long-term nominal rates of investment return:		
UK equities	**7.5%**	8.0%
Overseas equities	**7.5 to 7.8%**	8.0%
Property	**7.5%**	8.0%
Gilts	**5.0%**	6.0%
Corporate bonds	**6.0%**	7.0%
Main with-profits fund assets aggregate earned rate (applying the rates listed above to the investments held by the fund)	**7.1%**	8.0%
Expected long-term rate of inflation	**2.6%**	2.5%
Post-tax expected long-term nominal rate of return:		
Pension business (where no tax applies)	**7.1%**	8.0%
Life business	**6.3%**	7.4%
Risk discount rate*	**7.7%**	8.5%
US Operations (Jackson National Life)		
Expected long-term spread between earned rate and rate credited to policyholders for single premium deferred annuity business	**1.75%**	1.9%
Risk discount rate*	**7.7%**	8.5%
Prudential Asia		
Weighted pre-tax expected long-term nominal rates of investment return	**7.3%**	8.0%
Weighted expected long-term rate of inflation	**3.0%**	3.2%
Weighted risk discount rate*	**10.1%**	10.4%
The Prudential Asia economic returns have been determined by weighting each country's economic assumptions by reference to the Achieved Profits basis operating results for new business written in 2001.		
Prudential Europe		
Risk discount rate*	**7.7%**	8.5%

* For all operations, a discount rate is applied to post-tax cash flows to determine post-tax results. For most operations, these results are then grossed up for the effective rate of tax to derive the pre-tax results. For Jackson National Life, pre-tax results are determined by applying the risk discount rate to pre-tax cash flows adjusted for the impact of capital charges.

4. Investment Return

(i) Profit before tax

With the exception of fixed interest investments held by Jackson National Life, investment gains during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included in the profit for the year and shareholders' funds as they arise.

In the case of Jackson National Life, it is assumed that fixed income investments will normally be held until maturity. Therefore unrealised gains and losses on these securities are not reflected in either the achieved profits or statutory basis results and, except on realisation or impairment of investments, only income received and the amortisation of the difference between cost and maturity values are recognised to the extent attributable to shareholders.

(ii) Operating profit

Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purposes of calculating investment return to be recognised in operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the longer-term returns for 2001, realised gains and losses arising (including impairment losses) on debt securities of Jackson National Life have been averaged over five years and combined with actual interests and dividends. For equity related investments of Jackson National Life a longer-term rate of return of 7.75% has been assumed. This has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements. In prior periods longer-term investment returns included within UK basis operating profit were estimated as the aggregate of investment income and averaged realised gains and losses for both fixed maturities and other types of security. Comparative results have not been restated for the refinement of policy as the effect is immaterial to the results for those periods.

5. Supplemental Earnings Information

The Group's supplemental measure of its results and reconciliation of Achieved Profits basis operating profit based on longer-term investment returns before amortisation of goodwill to Achieved Profits basis profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

	Before tax £m	Tax** £m	Post-tax £m	Minority interests** £m	Net £m	Basic Earnings per share**
2001						
Based on operating profit after tax and minority interests before amortisation of goodwill and merger break fee	1,186	(370)	816	12	828	41.9p
Adjustment for amortisation of goodwill	(95)	–	(95)	–	(95)	(4.8)p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)*	(1,402)	422	(980)	13	(967)	(48.9)p
Effect of change of economic assumptions	(482)	167	(315)	–	(315)	(16.0)p
Adjustment for merger break fee, net of related expenses	338	(6)	332	–	332	16.8p
Based on loss for the financial year after minority interests	(455)	213	(242)	25	(217)	(11.0)p
2000**						
Based on operating profit after tax and minority interests before amortisation of goodwill	1,029	(288)	741	11	752	38.4p
Adjustment for amortisation of goodwill	(84)	–	(84)	–	(84)	(4.3)p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)*	(440)	104	(336)	13	(323)	(16.5)p
Adjustment for profit on flotation of Egg and business disposals	223	(57)	166	–	166	8.5p
Based on profit for the financial year after minority interests	728	(241)	487	24	511	26.1p

The average number of shares for 2001 is 1,978m (1,959m).

* The adjustment from post-tax longer-term returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer-term returns to actual investment returns includes losses of £13m (£13m) attributable to these minority interests.

** The tax charge, minority interests and earnings per share for 2000 have been restated for minor changes to reflect the implementation of FRS 19 on deferred taxation (see note 15).

6. Cost of Capital

On the achieved profits basis, a charge is deducted from the annual result and the balance sheet value for the cost of capital supporting solvency requirements for the Group's long-term business. This cost is the difference between the nominal value of solvency capital and the present value, at risk discount rates, of the projected release of this capital and investment earnings on the capital.

The annual result is impacted by the movement in this cost from year to year which comprises a charge against new business profit with a partial offset for the release of capital requirements for business in force.

Where solvency capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital.

However, where business is funded directly by shareholders, principally at Jackson National Life, the solvency capital requires adjustments to reflect the cost of that capital.

In determining the cost of capital of Jackson National Life, it has been assumed that an amount equal to 200% of the risk based capital required by the US supervisory authorities must be retained. The impact of the related capital charge is to reduce Jackson National Life's shareholders' funds by £222m (£222m).

7. Foreign Currency Translation

Foreign currency revenue has been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year-end rates of exchange.

8. Operating Profit from New Business

	2001			2000		
	Pre-tax £m	**Tax £m**	**Post-tax £m**	Pre-tax £m	Tax £m	Post-tax £m
UK Operations	**243**	**(73)**	**170**	230	(69)	161
Jackson National Life*	**167**	**(94)**	**73**	221	(101)	120
Prudential Asia	**255**	**(74)**	**181**	153	(44)	109
Prudential Europe	**8**	**(2)**	**6**	9	(3)	6
Total	**673**	**(243)**	**430**	613	(217)	396
*Jackson National Life net of tax profit:						
Before capital charge			**108**			155
Capital charge (note 6)			**(35)**			(35)
After capital charge			**73**			120

9. Operating Profit from Business in Force

	2001 £m	2000 £m
UK Operations*		
Unwind of discount	**384**	429
Change of renewal expense assumption resulting from closure of direct sales force (2000 change of persistency assumption)	**15**	30
Cost of strengthened assumption for required capital for shareholder backed business	**(16)**	–
Experience variances and other items	**(6)**	19
	377	478
Jackson National Life		
Unwind of discount	**200**	218
Return on surplus assets (over target surplus)	**44**	34
Averaged realised investment (losses) gains (note 10)	**(74)**	19
Experience variances against current assumptions:		
Spread	**(12)**	39
Persistency	**(7)**	(24)
Mortality and morbidity	**(2)**	(10)
Expenses	**(16)**	(37)
Loss from strengthening operating assumptions (2000 – persistency and expense assumptions)	**(13)**	(258)
Other	**16**	17
	136	(2)

9. Operating Profit from Business in Force continued

	2001 £m	2000 £m
Prudential Asia		
Unwind of discount	78	58
Change in operating assumptions	66	–
Other items and experience variances	16	2
	160	60
Prudential Europe		
Unwind of discount	9	8
Experience variances against current assumptions	(9)	0
	0	8
Total	673	544

* The unwind of discount for UK long-term business operations represents the unwind of discount on the value of in force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the main with-profits fund (see note 13), and the expected return on shareholders' assets held in other UK long-term business operations.

Surplus assets retained within the main with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility.

10. Short-term Fluctuations in Investment Returns

	2001 £m	2000 £m
Long-term business:		
UK Operations*	(764)	(218)
Jackson National Life**	(521)	(171)
Prudential Asia	(9)	(46)
Prudential Europe	–	(3)
Share of investment return of US managed investment funds consolidated into Group results that is attributable to external investors	(13)	(13)
General insurance and shareholders:		
Relating to investment in St James's Place Capital plc	–	17
Other	(95)	(6)
Total	(1,402)	(440)

* UK Operations

Short-term fluctuations in investment returns represent the difference between actual investment returns attributable to shareholders on the achieved profits basis and the expected returns as described in note 3.

** Jackson National Life – Summary

Short-term fluctuations comprise:

	2001 £m	2000 £m
Actual investment return on investments less longer-term returns included within operating profit***	(413)	(109)
Actual return on Separate Account business less return based on longer-term rate	(85)	(62)
Transition writedown on implementation of EITF 99-20 for interests in securitised financial assets	(23)	–
	(521)	(171)

*** Jackson National Life – Actual investment return on investments less longer-term returns for the year ended 31 December 2001

This comprises:

	2001 £m
Actual less averaged realised gains and losses (including impairments) for fixed income securities****	(295)
Actual less longer-term return on equity based investments	(124)
Gains on preference shares	6
	(413)

10. Short-term Fluctuations in Investment Returns continued

**** Jackson National Life – Actual less averaged realised gains and losses (including impairments for fixed income securities)

		$m	£m equivalent
Gains (losses) arising in years 1997 to 2001	1997	30	
	1998	54	
	1999	3	
	2000	(90)	
	2001	(532)	
Five year total		(535)	
Five year average included in operating result (see note 9)		(107)	(74)
Actual losses less averaged losses for 2001		(425)	(295)

Averaged realised gains differ from those reported on the statutory basis for the impact of amortisation of policy acquisition costs attributable to realised gains and losses. These have been included in the statutory basis gains averaging calculation for the years 1998 to 2001. On the achieved profits basis deferred acquisition costs do not feature as part of the methodology. Accordingly the realised gains and losses included in the averaging process are exclusive of the amortisation of policy acquisition costs attributable to realised gains and losses.

11. Effect of Revised Economic Assumptions

(Losses) profits on change in economic assumptions included within the (loss) profit on ordinary activities before tax arise as follows:

	2001 £m	2000 £m
UK long-term business operations	(426)	–
Jackson National Life (including revised spread assumption)	1	–
Prudential Asia	(57)	–
Total	(482)	–

12. Taxation Charge

The profit for the year is in most cases calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. For Jackson National Life the profit is calculated at the pre-tax level and the effective tax rate is the rate expected to be applicable on average over the remaining lifetimes of the policies.

The tax charge comprises:

	2001 £m	Restated† 2000 £m
Tax charge on operating profit		
Long-term business:		
UK Operations*	173	212
Jackson National Life	127	44
Prudential Asia**	133	61
Prudential Europe**	(2)	0
	431	317
General insurance and shareholders	(61)	(29)
Total tax on operating profit	370	288
Tax on items not included in operating profit		
Tax credit on short-term fluctuations in investment returns	(422)	(104)
Tax effect of change of economic assumptions	(167)	–
Tax charge on merger break fee, net of expenses (after utilisation of available capital losses)	6	–
Tax on profit on Egg flotation and business disposals	–	57
Total tax on items not included in operating profit	(583)	(47)
Tax (credit) charge on (loss) profit on ordinary activities (including tax on actual investment returns)	(213)	241

† Comparative figures for 2000 have been restated for the implementation of FRS 19 on deferred tax, see note 15.

* *Including tax relief on shareholders' portion of UK re-engineering costs borne by the main with-profits fund.*

** Including tax relief on development costs where applicable.

13. Shareholders' Funds – Segmental Analysis

	2001 £m	Restated† 2000 £m
UK Operations		
Long-term business operations:		
Smoothed assets*	3,775	3,887
Actual assets less smoothed assets	(119)	340
	3,656	4,227
General business solvency capital	–	135
M&G	329	341
Egg	380	426
	4,365	5,129
US Operations		
Jackson National Life (net of surplus note borrowings of £172m (£167m))		
Before capital charge:		
Excluding assets in excess of target surplus	2,442	2,298
Assets in excess of target surplus	463	595
	2,905	2,893
Capital charge**	(222)	(222)
After capital charge	2,683	2,671
Other US operations	134	85
	2,817	2,756
Prudential Asia	1,089	793
Prudential Europe	90	82
Other operations		
Goodwill***	1,624	1,546
Holding company net borrowings	(1,961)	(1,530)
Other assets	126	0
	(211)	16
Total	8,150	8,776

† Comparative figures for 2000 have been restated for the implementation of FRS 19 on deferred tax, see note 15.

* UK long-term business smoothed assets represent asset values adjusted to remove the effects of short-term volatility.

** In determining the cost of capital of Jackson National Life it has been assumed that an amount equal to 200% of the risk based capital required by the US supervisory authorities must be retained. The impact of the related capital charge is to reduce Jackson National Life's shareholders' funds by £222m (£222m).

*** Total goodwill at 31 December 2001 comprises:

	£m
Held within US operations relating to purchase of broker dealer and banking businesses	63
Other operations relating to M&G and acquired Asian businesses	1,624
	1,687

14. Reconciliation of Movement in Shareholders' Funds

	Long-term business operations						
	UK £m	Jackson National Life £m	Prudential Asia £m	Prudential Europe £m	Total Long-term business operations £m	Other operations £m	Group total £m
Operating profit (including investment return based on long-term rates of returns)							
Long-term business:							
New business	243	167	255	8	673		673
Business in force	377	136	160	0	673		673
	620	303	415	8	1,346		1,346
General business						79	79
Re-engineering costs	(45)				(45)	(19)	(64)
Asia and Europe development expenses			(19)	(29)	(48)		(48)
M&G						75	75
Egg						(88)	(88)
US broker dealer and fund management						16	16
Other income and expenditure						(130)	(130)
Operating profit (loss) before amortisation of goodwill	575	303	396	(21)	1,253	(67)	1,186
Amortisation of goodwill		(3)			(3)	(92)	(95)
Short-term fluctuations in investment returns	(764)	(521)	(9)		(1,294)	(108)	(1,402)
Effect of changes of economic assumptions	(426)	1	(57)		(482)		(482)
Merger break fee, net of expenses						338	338
(Loss) profit on ordinary activities before tax (including actual investment gains and losses)	(615)	(220)	330	(21)	(526)	71	(455)
Tax:							
Tax on operating profit (loss)	(173)	(127)	(133)	2	(431)	61	(370)
Tax on short-term fluctuations in investment returns	229	158	6		393	29	422
Tax on effect of change of economic assumptions	128	12	27		167		167
Tax on merger break fee, net of expenses						(6)	(6)
Total tax credit (charge)	184	43	(100)	2	129	84	213
Minority interests						25	25
(Loss) profit for the financial year	(431)	(177)	230	(19)	(397)	180	(217)
Exchange movements		74	(12)		62	(9)	53
Development costs included above (net of tax) borne centrally			3	8	11	(11)	
Intragroup dividends (including statutory transfer)	(313)	(91)	(14)		(418)	418	
External dividends						(504)	(504)
Investment in operations/changes in Prudential stake	178	206	89	14	487	(487)	
Proceeds from issues of share capital by parent company						42	42
Adjustment for European new business sold by UK operations	(5)			5			
Net increase in shareholders' capital and reserves	(571)	12	296	8	(255)	(371)	(626)
Shareholders' capital and reserves at 1 January 2001:							
As previously published	4,227	2,671	793	82	7,773	1,060	8,833
Restatement effects for implementation of FRS 19 on deferred tax						(57)	(57)
As restated	4,227	2,671	793	82	7,773	1,003	8,776
Shareholders' capital and reserves at 31 December 2001	3,656	2,683	1,089	90	7,518	632	8,150
Analysed as:							
Statutory Basis shareholders' funds	494	2,364	402	58	3,318	632	3,950
Additional shareholders' interest on Achieved Profits basis	3,162	319	687	32	4,200		4,200
Achieved Profits basis shareholders' funds	3,656	2,683	1,089	90	7,518	632	8,150

15. Implementation of FRS 19 on Deferred Taxation

The Company has adopted FRS 19 on deferred taxation in its 2001 financial statements with restated comparative results for 2000. The principal impact of the change from the accounting policy applied under SSAP 15 is to provide additional deferred tax on unrealised appreciation on investments. The additional deferred tax provision is reflected in the fund for future appropriations for with-profits long-term business and in the profit and loss reserve for shareholder backed long-term business. Consistent with previous practice and the achieved profits methodology, expected future tax cash flows related to in force and new long-term business effectively continue to be discounted.

The Company has chosen not to adopt the discounting option available under FRS 19 in respect of the deferred tax provisions of non long-term business operations.

16. Results Sensitivity to Alternative Assumptions

(i) Estimated results for 2000 based on economic assumptions applied for the 2001 results

(a) Operating profit

	Estimated profit from new business Pre-tax £m	Tax £m	Post-tax £m	Memorandum only: Estimated pre-tax unwind of discount £m
UK Operations	208	(62)	146	361
Jackson National Life*	206	(113)	93	198
Prudential Asia	156	(45)	111	54
Prudential Europe	9	(3)	6	7
Total	579	(223)	356	620
*Jackson National Life:				
Before capital charge			132	
Capital charge			(39)	
After capital charge			93	

(b) Shareholders' funds

If the economic assumptions applied for 2001 had been in place at 31 December 2000 the achieved profits basis shareholders' funds at that date would have been lower by £315m. This represents a pre-tax loss of £482m less related tax credit of £167m. These figures are analysed by business operation in note 14.

(ii) Estimated impact on 2001 results based on alternative assumptions

The key assumptions that affect the Group's results are economic, in particular expected rates of investment return and risk discount rates. The sensitivity of the 2001 results to changes in these assumptions is set out below:

	Group Total £m
(a) 2001 Pre-tax operating profit from new business	
Pre-tax expected long-term nominal rates of investment return:	
Increase in rates of 1%	105
Decrease in rates of 1%	(99)
Risk discount rates:	
Increase in rates of 1%	(72)
Decrease in rates of 1%	83
(b) 31 December 2001 shareholders' funds	
Pre-tax expected long-term nominal rates of investment return:	
Increase in rates of 1%	824
Decrease in rates of 1%	(779)
Risk discount rates:	
Increase in rates of 1%	(494)
Decrease in rates of 1%	592

17. UK Re-engineering Costs

Details of the re-engineering costs charged in the year are explained in note 8 on page 54. After including amounts borne by the main with-profits fund but attributed to shareholders, the costs recognised on the achieved profits basis were £64m.

18. Development Expenses

Development expenses (excluding Asia regional head office costs) were up from £21m to £48m largely due to branding and re-launch costs of our operations in Japan, and higher development expenses in Europe including costs of establishing our business in Germany.

The achieved profits basis of financial reporting is based on conventional accounting principles and recognises profit as it accrues over the life of an insurance contract. Although total profit from each contract calculated under this method is the same as under the modified statutory basis of reporting used for the main accounts, the timing of profit recognition is advanced.

The achieved profits basis can be illustrated by considering an individual contract. Using prudent best estimate assumptions of the main elements of future income and expenditure – investment return, claims, lapses, surrenders and administration expenses – the total profit expected to be earned from the contract can be estimated at the time of its sale. The total profit expected to be earned is then allocated to individual financial years by application of a discount rate, which allows for both the time value of money and the risk associated with the future shareholder cash flows.

Provided that the actual outcome is in line with the original assumptions, profits will be earned in each accounting period as the discount rate unwinds. The balance of profit not allocated to future years is recognised in the year of sale and is known as the profit from new business. The unwind of the discount rate and variances between actual and assumed experience during the remainder of the contract period produce the profit on business in force.

The additional profit recognised at an earlier stage under the achieved profits method is retained within the long-term funds and is known as the shareholders' accrued interest in the long-term business.

The achieved profits basis is designed to report profit which reflects business performance during the year under review, particularly new business sales and fluctuations between actual and assumed experience.

The use of the achieved profits basis does not affect either the cash surpluses which are released to shareholders' funds from the long-term funds, which continue to be determined by the directors following statutory actuarial valuations of the funds, or amounts available for dividend payments to shareholders.

The additional profit recognised using the achieved profits basis is represented by the shareholders' accrued interest in the long-term business and, when combined with shareholders' funds reported on the statutory basis, provides an improved measure of total shareholders' funds of the Group.

INDEPENDENT AUDITORS' REPORT ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION

TO THE MEMBERS OF PRUDENTIAL PLC

We have reviewed the supplementary information on pages 75 to 84 which have been prepared on the basis set out in note 1 on page 77.

Respective Responsibilities of Directors and Auditors

The directors are responsible for the preparation of the Annual Report, including as described on page 25, the financial statements and supplementary information. Our responsibilities are outlined on page 71.

Basis of Opinion

Our review included examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also included tests of calculation and of the extraction of data from the underlying records.

Opinion

In our opinion, the achieved profits basis Group profit for the year ended 31 December 2001 and shareholders' interest in the long-term business at that date have been properly prepared on the basis of the assumptions set out on page 77 and in accordance with the methodology and disclosure requirements contained in the guidance on 'Supplementary Reporting for long-term insurance business (the achieved profits method)', issued by the Association of British Insurers in December 2001.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
14 March 2002

Financial Calendar

Annual General Meeting	9 May 2002
Payment of 2001 final dividend	29 May 2002
Announcement of 2002 interim results	24 July 2002
Payment of 2002 interim dividend	28 November 2002

Analysis of Registered Shareholder Accounts

31 December 2001

Size of shareholding	Number of shareholder accounts	%	Number of shares	%
Over 10,000,000	36	0.04	782,283,106	39.24
1,000,001 – 10,000,000	238	0.28	698,257,673	35.02
500,001 – 1,000,000	174	0.20	124,768,568	6.26
100,001 – 500,000	731	0.86	158,807,619	7.96
50,001 – 100,000	477	0.56	33,900,868	1.70
10,001 – 50,000	3,366	3.96	67,154,472	3.37
5,001 – 10,000	5,160	6.08	36,284,029	1.82
1,001 – 5,000	31,731	37.36	71,342,187	3.58
1 – 1,000	43,023	50.66	21,021,248	1.05
Total	84,936	100.00	1,993,819,770	100.00

Shareholder Enquiries

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 6000190
Fax: 0870 6003980
Textel: 0870 6003950 (for hard of hearing)

Sharedealing Facilities

Stockbrokers Cazenove & Co. offer a postal sharedealing service to Prudential shareholders at competitive commission rates. For details telephone 020 7606 1768 or write to 12 Tokenhouse Yard, London EC2R 7AN.

Prudential plc
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7220 7588
www.prudential.co.uk

Sir Roger Hurn
Chairman

Jonathan Bloomer
Group Chief Executive

Philip Broadley
Group Finance Director

Geraldine Davies
Group Corporate Relations Director

Jane Kibbey
Group Human Resources Director

Peter Maynard
Group Legal Services Director
& Company Secretary

Prudential UK Insurance Operations
250 Euston Road
London NW1 2PQ
Tel: 020 7334 9000
Fax: 020 7334 6334
www.pru.co.uk

Mark Wood
Chief Executive

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7626 4588
www.mandg.co.uk

Michael McLintock
Chief Executive

Egg plc
1 Waterhouse Square
142 Holborn Bars
London EC1N 2ST
Tel: 020 7526 2500
Fax: 020 7526 2665
www.egg.com

Paul Gratton
Chief Executive Officer

Prudential Europe
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7220 7588
Fax: 020 7548 3526

Mark Wood
Chief Executive

Jackson National Life
1 Corporate Way
Lansing
Michigan 48951
United States
Tel: 00 1 517 381 5500
www.jnl.com

Clark Manning
President & Chief Executive Officer

Prudential Corporation Asia
Suites 2910-14
Two Pacific Place
88 Queensway
Hong Kong
Tel: 00 852 2918 6300
Fax: 00 852 2525 7522
www.prudentialasia.com

Mark Tucker
Chief Executive

Analyst Enquiries
Tel: 020 7548 3537
Fax: 020 7548 3699
E-mail:
investor.relations@prudential.co.uk

Rebecca Burrows
Director of Investor Relations

Media Enquiries
Tel: 020 7548 3721

Shareholder Enquiries
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 600 0190
Fax: 0870 600 3980
Textel: 0870 600 3950

Prudential public limited company.
Incorporated and registered in
England and Wales.

Registered office:
Laurence Pountney Hill, London EC4R 0HH.
Registered number 1397169.

Prudential plc is a holding company,
subsidiaries of which are regulated
by the FSA.

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www.prudential.co.uk

PRUDENTIAL PLC
REGISTERED OFFICE:
LAURENCE POUNTNEY HILL
LONDON EC4R 0HH

PRUDENTIAL